04036345

Standard Chartered

10 August 2004

Direct telephone 0044 (0) 20 7280 6123
Fax 0044 (0) 20 7280 7112

Email sarah.williams@uk.standardchartered.com

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC
20549

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 13 2004
WASH. D.C. 181

Dear Sirs

Re: File No. 82-5188
Standard Chartered PLC
Standard Chartered Bank

Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

The enclosed information is furnished to you pursuant to Rule 12g3-2(b) for each of Standard Chartered PLC (File No. 82-5188) and Standard Chartered Bank, its wholly owned subsidiary.

Please acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it to us using the self addressed envelope enclosed.

Yours faithfully

PROCESSED
AUG 18 2004 E
THOMSON FINANCIAL

Sarah Williams

8/18

Sarah Williams
Company Secretarial Assistant

FILE NO 82-5188

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Page 1 of 4

Time/Date	Code	Name	Headline
09:00 04-Aug-04	STAN	Standard Chartered PLC	Interim Results
09:04 01-Jul-04	STAN	Standard Chartered PLC	New Banking Subsidiary
12:51 28-Jun-04	STAN	Standard Chartered PLC	Acquisition
12:41 28-Jun-04	STAN	Standard Chartered PLC	Acquisition
09:00 23-Jun-04	STAN	Standard Chartered PLC	Pre-close Trading Statement
11:23 22-Jun-04	STAN	Standard Chartered PLC	Additional Listing
15:20 14-Jun-04	STAN	Standard Chartered PLC	Director Shareholding
15:18 14-Jun-04	STAN	Standard Chartered PLC	Director Shareholding
15:15 14-Jun-04	STAN	Standard Chartered PLC	Director Shareholding
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11:23 10-Jun-04	STAN	Standard Chartered PLC	Director Shareholding
11:20 10-Jun-04	STAN	Standard Chartered PLC	Director Shareholding
11:17 10-Jun-04	STAN	Standard Chartered PLC	Director Shareholding
11:14 10-Jun-04	STAN	Standard Chartered PLC	Director Shareholding
11:11 10-Jun-04	STAN	Standard Chartered PLC	Director Shareholding
11:10 10-Jun-04	STAN	Standard Chartered PLC	Director Shareholding
16:58 01-Jun-04	STAN	Standard Chartered PLC	Holding(s) in Company
14:38 01-Jun-04	STAN	Standard Chartered PLC	Director Declaration
08:58 27-May-04	STAN	Standard Chartered PLC	Directorate Change
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Time/Date	Code	Name	Headline
10:15 24-May-04	STAN	Standard Chartered PLC	Additional Listing
11:50 21-May-04	STAN	Standard Chartered PLC	Additional Listing
11:34 20-May-04	STAN	Standard Chartered PLC	Additional Listing
15:26 18-May-04	STAN	Standard Chartered PLC	Director Shareholding
12:53 14-May-04	STAN	Standard Chartered PLC	Director Shareholding
12:47 14-May-04	STAN	Standard Chartered PLC	Director Shareholding
12:46 14-May-04	STAN	Standard Chartered PLC	Director Shareholding
12:40 14-May-04	STAN	Standard Chartered PLC	Director Shareholding
15:43 13-May-04	STAN	Standard Chartered PLC	Director Shareholding
17:12 11-May-04	STAN	Standard Chartered PLC	Result of AGM

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Time/Date	Code	Name	Headline
09:00 11-May-04	STAN	Standard Chartered PLC	NOTIFICATION OF MAJOR INTERES
09:00 11-May-04	STAN	Standard Chartered PLC	AGM Statement
11:37 26-Apr-04	STAN	Standard Chartered PLC	Director Shareholding
17:04 20-Apr-04	STAN	Standard Chartered PLC	Director Shareholding

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FILE NO. 82-5188

Regulatory Announcement

Go to market news section

Company	Standard Chartered PLC
TIDM	STAN
Headline	Interim Results
Released	09:00 04-Aug-04
Number	6007B

TO CITY EDITORS **4 August 2004**
FOR IMMEDIATE RELEASE

STANDARD CHARTERED PLC RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2004

HIGHLIGHTS

STANDARD CHARTERED PLC RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 20

Results

- Profit before tax up 52 per cent to $1,106 million, compared with $730 million* in H1 2003 (H2 2 $829 million*).
- Net revenue up 16 per cent to $2,722 million from $2,340 million* (H2 2003: $2,400 million*).
- Costs (including goodwill) up 14 per cent to $1,475 million (H1 2003: $1,296 million*; H2 2 $1,338 million*).
- Debt charge down 55 per cent to $139 million (H1 2003: $308 million; H2 2003: $228 million).
- Normalised earnings per share up 41 per cent at 57.9 cents (H1 2003: 41.0 cents; H2 2003: cents).
- Normalised return on equity reaches 19.0 per cent (H1 2003: 14.3 per cent; H2 2003: 16.7 per ce
- Interim dividend per share increased by 10 per cent to 17.06 cents.

Significant achievements

- Record first half profits
- Consumer Banking operating profit up 47 per cent
- Wholesale Banking operating profit up 31 per cent

- Acquisition of PrimeCredit

Commenting on these results, the Chairman of Standard Chartered PLC, Bryan Sanderson, said:

"The Group has achieved another strong half-year performance and we see good gr(across most of our markets. We are an increasingly confident bank with a growing t record for performance, strongly positioned in a number of vibrant and growing econom We intend to take full advantage of these positive conditions."

*Comparative restated (see note 6 on page 41).

STANDARD CHARTERED PLC - TABLE OF CONTENTS

Page

Unless another currency is specified, the word “dollar” or symbol “$” in this document means United States dollar.

STANDARD CHARTERED PLC - SUMMARY OF RESULTS
FOR THE SIX MONTHS ENDED 30 JUNE 2004

	6 months ended 30.06.04 $m	6 months ended 30.06.03* $m	6 mo er 31.12
RESULTS			
Net revenue	**2,722**	2,340	2
Provisions for bad and doubtful debts and contingent liabilities	**(139)**	(308)	(
Profit before taxation	**1,106**	730	
Profit attributable to shareholders	**746**	481	
BALANCE SHEET			
Total assets	**129,135**	119,846	120
Shareholders' funds:			
Equity	**7,367**	6,829	6
Non-equity	**655**	625	
Capital resources	**14,571**	13,343	14
INFORMATION PER ORDINARY SHARE	**Cents**	Cents	C
Earnings per share – normalised basis	**57.9**	41.0	
basic	**61.2**	38.7	
Dividend per share	**17.06**	15.51	3
Net asset value per share	**628.4**	585.0	5
RATIOS	**%**	%	
Post-tax return on equity – normalised basis	**19.0**	14.3	
Cost income ratio – normalised basis	**53.2**	53.6	
Capital ratios:			
Tier 1 capital	**9.2**	8.5	
Total capital	**15.6**	14.3	

* Comparative restated (see note 6 on page 41).

Results on a normalised basis reflect the Group's results excluding amortisation of goodwill, profits/losses of a capit
nature, profits/losses on repurchase of share capital and subordinated debt.

I am pleased to report that the Group has achieved another strong half-year performance.

While we have certainly had the advantage of a 'fair wind' in some of our markets, we have delivered real growth and productivity improvement, extending our track record of consistent performance.

First Half Results

Revenue is up 16 per cent on the first half of 2003, pre-tax profit is up 52 per cent. The Board has approved an interim dividend of 17.06 cents. In addition we have achieved strong earnings per share growth with EPS up 41 per cent.

Creating the Right Governance Structure

It is important that we have the right governance platform to ensure we sustain our strong performance. Good governance not only underpins shareholder confidence that we are a well-run institution, but it also adds value to our business.

We have made a number of changes to the Board structure to bring us in line with the new Combined Code. These include: the creation of a new Nomination Committee, the establishment of a separate Remuneration Committee and the appointment of a Senior Independent Director, Hugh Norton.

In addition we have appointed four new high-calibre Non-Executive Directors; Paul Skinner, Ruth Markland, Jamie Dundas and Oliver Stocken. Each brings a wealth of experience in our key markets.

These changes have strengthened the Board and increased its diversity and breadth of international and financial experience.

It is essential that the Board is there to question and challenge the management of the Company. The Non-Executive Directors are there to provide support and encouragem but not comfort.

I am confident that we have the right Bc with the right expertise to take our Comp forward.

Community

Many things help define the culture c company, and our work in the area Corporate Social Responsibility sets us apa

Nothing has quite gripped the imagination hearts and minds of our staff like "Seein Believing", which has already restored sigh 68,000 people. That's why we are expanc our "Seeing is Believing" programme with target of restoring sight to one million pe over the next three years.

We will continue with our AIDS program "Living with HIV", and extend this to incl the provision of anti-retroviral drugs employees and their immediate depende We aim to break down the myths surround HIV, a pandemic that is not only present in markets but across the globe.

We are also launching a new initiative aro our marathon sponsorships in Hong K Singapore, Mumbai and Nairobi. This another demonstration of the strength of brand.

Positioning for Growth

Our strategy is threefold:

We will pursue organic growth across markets with small add-ons to fill gaps in coverage and extend our product ran Second, we will build on our long histor China: in the Pearl River Delta by using enhancing our Hong Kong base; and seeking alliances with one or more local ba to cover the key economic areas. incorporation last month of our local

business in Hong Kong will help us take advantage of closer economic integration with mainland China.

Third, we will examine acquisitions in a few selected markets where we would like to be much bigger, faster. However, financial discipline will be at the top of our agenda, as demonstrated earlier this year in South Korea. We reached a point where we were unwilling to proceed with discussions on KorAm and opted to take a profit of $95 million on our stake.

We are successfully building a broader base with a growing proportion of our revenue coming from India, Africa and the Middle East. This diversity of earnings opens up opportunities which we are well positioned to capitalise on.

Growth in Our Markets

As one of the world's most international ba we are operating under economic conditi that are considerably different from our OE counterparts. Right now, we see good grc across most of our markets. Des uncertainties, such as rising interest rates, upward trend in oil prices and the threa terrorist shocks, we expect this growth continue.

What distinguishes us is that we are increasingly confident bank with a grow track record for performance, stroı positioned in a number of vibrant and grow economies. We intend to take full advant of these positive conditions. However, we be disciplined and consistent performa remains our top priority.

Bryan Sanderson C
Chairn
4 August 2

In the first half of 2004 we have continued to deliver strong financial performance, achieving a record profit of $1,106 million, an increase of 52 per cent half year on half year. Revenue has increased 16 per cent and the momentum in our businesses is strong.

Our aspiration is to become the world's best international bank, leading the way in Asia, Africa and the Middle East.

Over the last two years our management team has been committed to improving performance and taking returns to a higher level. We have achieved this and will continue to deliver for our shareholders, while sustaining the growth and investment in our businesses.

We have made a number of one-off gains in the first half, which have contributed to our strong results, including the disposal of our stake in Bank of China (BOC Hong Kong (Holdings) Limited) for a profit of $36 million, and our holding in KorAm for a profit of $95 million.

Offsetting these gains we took the opportunity to repurchase some surplus subordinated debt in India, where we paid a premium of $21 million. We also incurred one-off costs of $18 million for incorporating our business in Hong Kong.

Progress on our Management Agenda

At our annual results in February 2004 we outlined six key priorities for 2004:

- Accelerate Consumer Banking revenue and growth
- Drive returns in Wholesale Banking
- Step up growth in India
- Build China options
- Deliver technology benefits
- Begin out-serve journey

We continue to make excellent progress on our near term management agenda. We have a very clear and ambitious strategy and we are making the right strategic moves to deliver

Consumer Banking

Consumer Banking is a high growth, I return on equity business. In the first hal 2004 revenues increased by ten per cent.

Our good performance last year allowed u accelerate the pace of investment to cap growth opportunities. Costs there increased by 13 per cent. This investmer already paying off and we have seen str double-digit revenue growth in countries Thailand, UAE, Bangladesh and Malaysia.

Costs remain in line with the second hal 2003, up two per cent, as investment distribution and product capabilities maintained to capitalise on the opportunitie our markets.

Overall, bad debts have fallen by 47 per ce Bad debts in Hong Kong have fallen m quickly than expected and outside Hong Ko bad debt levels have improved as a resu the investments in our risk discipline an benign credit environment.

We have seen excellent customer acquisi in wealth management through innova products such as retail bonds and investm products, the beginnings of what is a str international banking proposition, s progress in cards and we are continuing gain market share in mortgages.

Consumer Banking is now becoming broader, more customer-centric business a growing product set. However, the mark changing and there are a number businesses where we are currently a s player - for example, we have a small ma share in the SME (Small and Medium s Enterprises) business. This is a very profit segment and we have now developed SME product propositions that we are ro out, initially in Hong Kong, Singapore Thailand.

We have not been present in the consu finance business in Asia. Consequently, acquired PrimeCredit in Hong Kong - acquisition is small but is important for entry

to the consumer finance market. We will learn from this acquisition as we look to expand this business in the region.

Demographic changes in our markets and increasing demand for banking products gives us many growth opportunities in Consumer Banking. We intend to seize these opportunities.

Wholesale Banking

The transformation of our Wholesale Banking business continues apace and it is now beginning to deliver on its potential - with positive jaws (the gap between revenue and cost increases), a broader product capability with a significant expansion of the global markets business, a good trade-off of revenue and risk and, as a result of all these, improved returns on tightly controlled economic capital.

Revenues have increased by 13 per cent with particularly good growth in global markets and commercial banking products.

Costs have increased in the first half due to the increased investment in product capabilities, including debt capital markets, derivatives, investment in infrastructure and also an increase in performance-driven variable compensation. We believe all of these measures will prove to be good investments and will deliver strong returns.

Bad debts remained at a very low level in the first half, due to good risk management and a benign credit environment.

We believe that we have much more potential as we widen our product array. Our constant focus is on balancing risk with reward and delivering good returns.

Hong Kong and Greater China

Hong Kong is our largest market and China is at the heart of our growth strategy. On 1 July 2004, we incorporated our Hong Kong business, which will provide the Group with an opportunity to further capitalise on business advantages created as a result of closer economic integration between H Kong and China.

We have seen a significant improvemen economic conditions in Hong Kong from year and the bankruptcy problem improved considerably on the back of redu unemployment levels. However consu spending remains sluggish. We are chan(our business model, expanding our bra footprint, refurbishing branches and launcl a marketing campaign to win market share.

China remains a key priority for us. We applying for new licences, driving forward branch expansion plans and extending Hong Kong business into the Pearl R Delta. We are developing the right grc options and have the scale to be a big play

India

India is a country where we have h ambitions. It is also a market in which we h seen strong growth in favourable econc conditions.

We have grown our sales force dramatic over the last 12 months. We have alre added 2,200 new sales agents, expanded ATM network and we will open 11 ı branches in the second half, extending coverage to 40 cities next year.

Technology and Operations

In Technology and Operations we are no leader in our industry in hubbing of operati and analytical roles. Our Shared Ser Centres in Chennai and Kuala Lumpur give operating scale, allowing us to control costs.

We are also at the forefront in terms developing systems and software offshc This has allowed us to build innova systems to support our customers, particul in Consumer Banking.

Focus on Service

Although we are one of the leading banks in service in the markets we operate in, our goal is to provide excellent service. In some areas, for example, Priority Banking globally and 20twenty in South Africa we already do this. We want to make every customer experience as good as the best ones that we offer today. We are absolutely committed to making this happen because we believe stronger customer satisfaction and loyalty will ultimately lead to improved returns.

Growth in Other Markets

Middle East South Asia

We are growing rapidly in the Middle East South Asia region, taking advantage not only of the size and sophistication of the banking population in this region - approximately 470 million people - but also the fragmented competition.

Our growth is broad-based across a number of countries - UAE, Qatar, Pakistan, Bangladesh and Bahrain are performing well.

Africa

Africa has had a good first half - particularly in Wholesale Banking. Strong commodity prices and US investment in the oil and infrastructure sectors have accelerated growth across the region.

Our growth strategy is focused on Nigeria South Africa, but we are also doing wel markets like Tanzania, Uganda and Botswa

Disciplined Growth

As we position the Company for acceler growth, we will ensure that the engine of Bank is fuelled with effective processes controls, good risk discipline and the r systems and infrastructure.

Strong processes and controls will make more nimble and forward-looking in changing world. And it makes us m confident as we step up the pace of growth

The Outlook - Delivering Today, Invest for Tomorrow

Our performance in the first half has b strong. However, there is no room complacency. The external environment is prone to shocks and there are a numbe uncertainties. We have to stay focused keep on delivering, just as we have don the last few years.

We have a clear and ambitious strateg confident management team and there plenty of opportunities in our markets.

We are confident we will continue to del improved performance.

Mervyn Davies C
Group Chief Execu
4 August 2

STANDARD CHARTERED PLC – FINANCIAL REVIEW

GROUP SUMMARY

The Group delivered another strong performance in the six months ended 30 June 2004 with a record profit before tax of $1,106 million, up 52 per cent on the equivalent period last year. Normalised earnings per share has grown by 41 per cent to 57.9 cents. (Refer to note 4 on page 39 for the details of basic and diluted earnings per share).

The first half performance was driven by broad-based growth across geographies and products and an excellent debt performance. The results have also benefited from two one-off gains reported within other operating income. In January 2004 the Group sold its investment in BOC Hong Kong (Holdings) Limited realising a net profit of $36 million and in May 2004, it disposed of its investment in KorAm realising a net profit of $95 million. These gains were partially offset by a $21 million premium paid on the repurchase of surplus subordinated debt in India. One-off costs of $18 million were incurred on incorporating the Group's business in Hong Kong. The effect of these gains and charges, all of which arose from corporate decisions taken at the centre and are non-recurring in nature, have not been attributed to the Consumer Banking and Wholesale Banking businesses in the business segmental results. Profit before tax adjusted for these one-off gains and charges increased by 39 per cent compared to the first half of 2003.

The Group has adopted fully the provisions of FRS 17 "Retirement Benefits" for the first time and prior period figures have been restated. See note 6 on page 41.

Net revenue has grown by 16 per cent in total to $2,722 million compared to the first half of last year. The increase is 12 per cent when adjusted for the one-off items above. Both Consumer Banking and Wholesale Banking achieved double digit revenue growth. Business momentum is strong.

Net interest income grew by six per cen $1,546 million. A fall in interest margins f 2.8 per cent to 2.7 per cent has been offse 11 per cent growth in average earning ass Interest spread fell from 2.6 per cent to 2.4 cent.

Net fees and commissions increased by per cent from $536 million to $665 milli Growth was seen in every region, driven wealth management, mortgages corporate advisory services.

Revenue from dealing profits grew by 21 cent from $274 million to $332 million, lar driven by customer led foreign excha dealing. In particular, retail foreign excha performed well.

Other operating income at $176 mi compares to $79 million for the same pe last year. The increase reflects the profi disposal of investments in KorAm and E Hong Kong (Holdings) Limited. This partly offset by a fall in profits on investn securities as a result of a programme reduce the risk in the book in 2003 and premium on the repurchase of subordin debt in India.

Total operating expenses increased f $1,296 million to $1,475 million. Of increase $18 million resulted f incorporating the business in Hong Kong $21 million from accelerated goo amortisation. The adjusted cost incre excluding goodwill, was 11 per cent, broadl line with adjusted revenue growth. normalised cost income ratio has fallen f 53.6 per cent in the first half of 2003 to per cent in the current period. With str revenue growth, the Group continued to in for growth and increased spend on regulatory and control infrastructure.

Provisions for bad and doubtful debts fel 55 per cent to $139 million. This excel performance is a direct result of significa strengthened risk management discipline, well as a favourable credit environment.

CONSUMER BANKING

Consumer Banking showed strong momentum with operating profit up 47 per cent over the first half of 2003 to $524 million. The accelerated investment in growth opportunities in the second half of 2003 is delivering results. Revenue increased by ten per cent to $1,335 million, driven by strong asset growth of 15 per cent outside Hong Kong and an increased contribution across all product segments. Investing for growth has led to a 13 per cent increase in costs when compared to the first half of 2003, but only two per cent when compared to the second half of 2003. The bad debt charge fell by 47 per cent. The debt charge in Hong Kong fell significantly and charges elsewhere also improved.

Hong Kong delivered an excellent increase in operating profit of 117 per cent to $234 million. This was largely driven by a lower debt charge and tight cost control. Revenue grew by five per cent to $489 million. Strong margin growth in mortgages and a good performance in wealth management was offset by subdued asset levels across the market.

In Singapore, operating profit was broadly flat at $90 million in an intensely competitive environment. Despite contracting margins, revenue growth was four per cent, fuelled by wealth management and asset growth in Business Financial Services.

Operating profit in Malaysia was up 21 per cent to $35 million with strong performance across all products. Revenue grew by 13 per cent. Continued margin pressure in the mortgage portfolio was offset by higher volume. Wealth management revenue increased significantly, driven by unit trust sales.

In Other Asia Pacific, operating profit at $37 million was constrained by growth in costs which increased by 29 per cent to $112 mil as the Group took advantage of grc opportunities, particularly in South Korea China. There was good profit growth Taiwan fuelled by investment services sa and retail deposits. Revenue in Thailand g by 35 per cent driven by credit cards personal loans. Wealth management personal loans contributed to revenue grc of 21 per cent in Indonesia.

In India, strong asset growth and a lower c charge drove operating profit up by 72 cent to $43 million, despite contrac margins. Costs increased by $11 millior $70 million as a result of continued investm to support the rapid business growth enhanced risk management.

Operating profit in the UAE increased by million to $30 million with revenue up by per cent, driven by credit cards and perso loans. Costs were higher than the equiva period in 2003, reflecting the contin investment from the second half of 20 Elsewhere in MESA operating profit grew 14 per cent to $32 million with str performances in Bangladesh, and Bahrain.

In Africa, operating profit has increased by per cent, with revenue up by 24 per cen $107 million. This was largely driven by as growth in Botswana, Nigeria and Uganda improved margins in Zimbabwe. Costs h grown by 26 per cent. This was driven continued investment in Nigeria and So Africa and inflationary pressures.

The Americas, UK and Group Head Office seen an increase in operating profit from million to $12 million, largely driven by t cost control. The business has b refocused on a new international banl offering which has delivered promising grc in the first half of 2004 through international booking centres.

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

The following tables provide an analysis of operating profit by geographic segment for Cons
Banking:

	6 months ended 30.06.				
				Asia Pacific	
	Hong Kong	Singapore	Malaysia	Other Asia Pacific	In
	$m	$m	$m	$m	$
Net revenue	489	168	88	180	1:
Costs	(200)	(58)	(45)	(112)	(7
Charge for debts	(55)	(20)	(8)	(31)	(1
Operating profit	234	90	35	37	·

	6 months ended 30.06.				
				Americas	
	UAE	Other Middle East & Other S Asia	Africa	UK & Group Head Office	Consum Bank To
	$m	$m	$m	$m	$
Net revenue	59	81	107	39	1,3:
Costs	(25)	(44)	(93)	(27)	(67
Charge for debts	(4)	(5)	(3)	-	(13
Operating profit	30	32	11	12	5:

	6 months ended 30.06.(				
				Asia Pacific	
	Hong Kong	Singapore	Malaysia	Other Asia Pacific	In
	$m	$m	$m	$m	$

Net revenue	464	161	78	157	1(
Costs	(192)	(53)	(40)	(87)	(5
Charge for debts	(164)	(19)	(9)	(32)	(2
Operating profit	108	89	29	38	:

6 months ended 30.06.(

	UAE $m	Other Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Consum Bankl To !
Net revenue	50	66	86	40	1,2(
Costs	(20)	(36)	(74)	(34)	(59
Charge for debts	(6)	(2)	(2)	(1)	(25
Operating profit	24	28	10	5	3:

6 months ended 31.12.(

	Hong Kong $m	Singapore $m	Malaysia $m	Asia Pacific Other Asia Pacific $m	In(:
Net revenue	490	167	84	176	1
Costs	(218)	(57)	(38)	(100)	(6
Charge for debts	(118)	(21)	(10)	(26)	(3
Operating profit	154	89	36	50	

6 months ended 31.12.(

	UAE $m	Other Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Consun Banki Tc :

Net revenue	52	72	84	38	1,2
Costs	(26)	(46)	(84)	(24)	(66
Charge for debts	(5)	(3)	(2)	1	(22
Operating profit	21	23	(2)	15	3

*Comparative restated (see note 6 on page 41).

An analysis of Consumer Banking revenue by product is set out below:

Revenue by product	**6 months ended 30.06.04 $m**	6 months ended 30.06.03* $m	6 mo er 31.12
Cards and Personal Loans	**538**	506	
Wealth Management / Deposits	**425**	403	
Mortgages and Auto Finance	**351**	283	
Other	**21**	17	
	1,335	1,209	1

*Comparative restated (see note 6 on page 41).

Cards and personal loans have delivered a stable performance with six per cent growth in a very competitive price environment. Hong Kong has returned to profitability despite eight per cent decline in cards outstandings, as bankruptcy losses continued to fall sharply. Outside of Hong Kong, the portfolio grew by over ten per cent.

Wealth management revenue has increased by five per cent to $425 million with strong demand for investment products, partially offset by compression in deposit margins.

Mortgages and Auto Finance revenue has grown by 24 per cent to $351 million driven by new product successes, increased fee income and, in Hong Kong, improved margins.

Costs in Consumer Banking have increased by $79 million to $674 million, 13 per cent. This was a direct result of the continued pace of investment in distribution and products which began in the second half of 2003. Cost growth over the second half of 2003 was two per cent.

The net charge for debts in Consumer Banking has fallen by 47 per cent to $137 million. Bankruptcy charges in Hong Kong

fallen significantly from $104 million in first of 2003 to $40 million in the current peri This reduction was better than the indu average over the period. Outside of H Kong, the debt charge also improved des 15 per cent asset growth, testimony to success in reinforcing risk managem across all geographies.

WHOLESALE BANKING

Wholesale Banking had a very successful half of 2004 with operating profit up 31 cent at $578 million. This has been achie on tightly controlled economic capi Revenue has increased by 13 per cen $1,277 million, with good growth across product segments in global markets commercial banking. Customer reven were up by more than 20 per cent. C have increased by ten per cent due increased investment in product capabili such as debt capital markets and derivati increased spend on infrastructure controls, and an increase in performa driven compensation. The net debt cha remained at a very low level. This refle success in changing the risk profile of business and also a benign cr environment.

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

The following tables provide an analysis of operating profit by geographic segment for Whol[e]
Banking:

6 months ended 30.06.

	Hong Kong $m	Singapore $m	Malaysia $m	Asia Pacific Other Asia Pacific $m	In[...]
Net revenue	201	97	51	222	1[...]
Costs	(112)	(58)	(29)	(133)	(4[...]
Charge for debts	(37)	3	7	17	
Amounts written off fixed asset investments	-	-	-	-	
Operating profit	52	42	29	106	[...]

6 months ended 30.06.

	UAE $m	Other Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Wholes[...] Banki[...] To[...]
Net revenue	75	95	163	237	1,2[...]
Costs	(25)	(36)	(73)	(183)	(69[...]
Charge for debts	4	7	4	(7)	([...]
Amounts written off fixed asset investments	-	-	-	(2)	([...]
Operating profit	54	66	94	45	5[...]

6 months ended 30.06.0

	Hong	Asia Pacific Other Asia

	$m	$m	$m	$m	:
Net revenue	185	89	42	162	1.
Costs	(107)	(52)	(31)	(129)	(4
Charge for debts	(17)	-	5	(31)	
Amounts written off fixed asset investments	-	-	-	-	(
Operating profit	61	37	16	2	1(

6 months ended 30.06.0

	UAE	Other Middle East & Other S Asia	Africa	Americas UK & Group Head Office	Wholes: Banki Tc
	$m	$m	$m	$m	:
Net revenue	67	88	125	231	1,1:
Costs	(22)	(28)	(60)	(165)	(63
Charge for debts	8	10	(8)	(18)	(5
Amounts written off fixed asset investments	-	-	-	(5)	(
Operating profit	53	70	57	43	4.

6 months ended 31.12.0

	Hong Kong	Singapore	Malaysia	Asia Pacific Other Asia Pacific	In
	$m	$m	$m	$m	:
Net revenue	216	69	31	186	1(
Costs	(99)	(48)	(26)	(111)	(4
Charge for debts	(6)	7	16	(10)	(
Amounts written off fixed asset investments	-	-	-	-	(
Operating profit	111	28	21	65	:

6 months ended 31.12.0

Other Americas

	UAE $m	Middle East & Other S Asia $m	Africa $m	UK & Group Head Office $m	Wholes Banki To
Net revenue	65	89	148	216	1,1
Costs	(23)	(33)	(63)	(162)	(61
Charge for debts	1	(1)	3	(16)	(
Amounts written off fixed asset investments	-	-	-	(2)	(
Operating profit	43	55	88	36	4

In Hong Kong, net revenue grew by nine per cent from $185 million to $201 million. The growth was driven by foreign exchange and derivatives on the back of strong trade flows. Costs were $5 million higher at $112 million with continued investment in the front office partially offset by reduction in technology costs.

Revenue in Singapore grew by nine per cent. Strong customer revenue more than offset a decline in revenue from asset and liability management. The increase in costs from $52 million to $58 million was mainly due to investment in risk and governance infrastructure.

In Malaysia, revenue increased from $42 million to $51 million with good growth in global markets products facilitated by a wider product mix and advisory services. Costs have been tightly controlled.

The Other Asia Pacific region had an exceptional performance with strong growth in the Philippines, Taiwan, Thailand and Indonesia. Revenue grew by 37 per cent to $222 million. This increase was broadly spread across the commercial banking and global markets product range. Costs were well managed.

In India, profit on the sale of investment securities arising as a result of a programme, to reduce the risk in the book, was significantly lower. Excluding the effect of this, revenue grew by around 30 per cent to $ million. This reflected broad based pro growth with positive contribution from customer segments. The increase in cost 15 per cent to $46 million has been driver investment in new businesses, people infrastructure to capture further gro opportunities.

In the UAE revenue increased by 12 per to $75 million, driven largely by for exchange, cash management and structu global markets products. Elsewhere in region revenue grew from $88 million to million, led by strong cross-sell opportuni for global markets products. The increas costs in the region was due to expansion Iraq and Afghanistan, investment infrastructure and continued strengthenin risk and governance functions.

In Africa, revenue at $163 million was 30 cent higher than the first half of 2003. Str commodity prices and relative econo stability in a number of key markets h contributed to this result. Costs grew by per cent, mainly due to inflationary pres and expansion in Nigeria and South Africa.

The Americas, UK and Group Head Office seen revenue increase of three per cen $237 million. Strong fees and commissi were partially offset by reduced yield on a and liability management.

An analysis of Wholesale Banking revenue by product is set out below:

Revenue by product	**6 months ended 30.06.04 $m**	6 months ended 30.06.03* $m	6 mo er 31.12
Trade and Lending	**433**	393	
Global Markets	**615**	553	
Cash Management and Custody	**229**	185	
	1,277	1,131	1

*Comparative restated (see note 6 on page 41).

Trade and lending revenue has increased by ten per cent to $433 million. Strong growth was seen in Hong Kong and Singapore underpinned by strong intra-Asian trade flows, and in Africa.

Global markets revenue has grown strongly at 11 per cent. Investment in new product capability in debt capital markets, structured trade and derivatives has started to deliver good returns. The decline in revenue from asset and liability management in 2003 has stabilised with changes in interest rate direction and the shape of the yield curve.

Cash management and custody was up by 24 per cent reflecting both strong volume growth, particularly in India and Africa, and stabilising margins.

Costs in Wholesale Banking have increased by ten per cent. This was due to further investment for growth, increased spending on infrastructure and controls, and higher performance driven costs, largely due to variable compensation.

The Wholesale Banking debt charge was $2 million compared to $50 million in the previous period. Gross provisions were down by over 40 per cent with recoveries lower by 15 per cent. This has been achieved through continued enhancement of risk management processes and improvement in the risk profile, together with a favourable credit environment.

RISK

Risk is inherent in the Group's business and the effective management of that risk is seen as a core competency within Standard Chartered. Through its risk management structure the Group seeks to manage efficiently the eight core risks: credit, market, country and liquidity

risk arise directly through the Grou commercial activities whilst busin regulatory, operational and reputational are a normal consequence of any busin undertaking. The key element of our management philosophy is for the functions to operate as an independent cor working in partnership with the business u to provide a competitive advantage to Group.

Ultimate responsibility for the effec management of risk rests with the Compa Board of Directors who control and man risk through the Audit and Risk Committ The Audit and Risk Committee revi specific areas of risk, and guides and moni the activities of the Group Asset and Liak Committee and the Group Risk Committee.

All the Executive Directors of Stanc Chartered PLC are members of the Gr Risk Committee which is chaired by the Gr Executive Director, Risk (GED Risk). Committee has responsibility for determi the Group standards and policies for measurement and management, and delegating authorities and responsibilities various sub committees.

The GED Risk, together with Group Inte Audit, provides independent assurance risk is being measured and managed accordance with the Group's standards policies.

Credit Risk

Credit risk is the risk that a counterparty not settle its obligations in accordance agreed terms.

Credit exposures include individual borrow connected groups of counterparties portfolios, on the banking and trading book

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

Loan Portfolio

The following tables set out by maturity the amount of customer loans net of provisions:

		30.06.04		
	One year or less $m	One to five years $m	Over five years $m	1
Consumer Banking				
Mortgages	1,998	4,289	14,927	21
Other	5,107	3,431	1,757	10
Total	7,105	7,720	16,684	31
Wholesale Banking	26,161	4,355	2,032	32
General provisions				(
Net loans and advances to customers	33,266	12,075	18,716	63

		30.06.03		
	One year or less $m	One to five years $m	Over five years $m	
Consumer Banking				
Mortgages	2,144	4,372	14,055	20
Other	4,832	3,175	1,512	ς
Total	6,976	7,547	15,567	30
Wholesale Banking	21,565	4,234	2,582	28
General provisions				(
Net loans and advances to customers	28,541	11,781	18,149	58

		31.12.03	
	One	One to	Over

	or less	years	years	
	$m	$m	$m	
Consumer Banking				
Mortgages	2,072	4,333	14,320	20
Other	4,963	3,551	1,903	10
Total	7,035	7,884	16,223	31
Wholesale Banking	22,561	4,545	1,921	29
General provisions				(
Net loans and advances to customers	29,596	12,429	18,144	59

The Group's loans and advances to customers are predominantly short term with over half the portfolio having a maturity of one year or less.

The longer term portfolio, with a maturit over five years, mainly relates to Consu Banking personal residential mortgages term lending products.

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

The following tables set out an analysis of the Group's net loans and advances as at 30 June 200 June 2003 and 31 December 2003 by the principal category of borrowers, business or industry a geographical distribution:

30.(

	Hong Kong $m	Singapore $m	Malaysia $m	Asia Pacific Other Asia Pacific $m	In
Loans to individuals					
Mortgages	12,342	4,233	2,563	773	9
Other	1,995	2,016	418	2,306	1,1
Consumer Banking	14,337	6,249	2,981	3,079	2,0
Agriculture, forestry and fishing	-	40	54	62	
Construction	56	39	19	63	
Commerce	1,460	970	154	791	1
Electricity, gas and water	421	53	23	227	1
Financing, insurance and business services	1,714	947	375	718	3
Loans to governments	-	1,045	1,155	53	
Mining and quarrying	-	1	66	40	
Manufacturing	1,514	640	258	2,537	9
Commercial real estate	906	689	176	344	
Transport, storage and communication	385	231	230	126	
Other	49	96	137	124	
Wholesale Banking	6,505	4,751	2,647	5,085	1,7
General provision					
Total loans and advances to customers	20,842	11,000	5,628	8,164	3,7
Total loans and advances to banks	4,608	945	160	4,357	2

30.(

	Other Middle East & Other	Americas UK & Group Head

	$m	$m	$m	$m	$
Loans to individuals					
Mortgages	-	78	40	282	21,2
Other	718	1,193	375	108	10,2
Consumer Banking	718	1,271	415	390	31,5
Agriculture, forestry and fishing	-	40	143	325	6
Construction	91	100	21	5	4
Commerce	712	384	343	737	5,7
Electricity, gas and water	1	117	166	98	1,2
Financing, insurance and business services	720	292	41	1,032	6,1
Loans to governments	-	13	11	232	2,5
Mining and quarrying	98	79	40	345	6
Manufacturing	204	1,119	391	1,646	9,2
Commercial real estate	-	1	11	18	2,1
Transport, storage and communication	33	248	139	1,539	3,0
Other	36	184	19	64	7
Wholesale Banking	1,895	2,577	1,325	6,041	32,5
General provision				(386)	(38
Total loans and advances to customers	2,613	3,848	1,740	6,045	63,6
Total loans and advances to banks	687	899	341	6,341	18,5

Under "Loans to individuals - Other", $1,250 million (30 June 2003: $1,360 million; 31 December 2003: $1,371 million) relates to the cards portfolio in Hong Kong. The total cards portfolio is $3,289 million (30 June 2003: $3,249 million; 31 December 2003: $3,329 million).

Approximately 49 per cent (30 June 2003: 52 per cent; 31 December 2003: 52 per cent) of total Loans and Advances to Customers relates to the Consumer Banking portf predominantly personal residential mortgag

The Wholesale Banking portfolio is diversified across both geography industry. The Group does not have significant concentrations in special inte industries such as Aviation, Telecoms Tourism. Exposure to each of these indust is less than five per cent of Wholesale Banl Loans and Advances to Customers.

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

	30.06.				
	Hong Kong $m	Singapore $m	Malaysia $m	Asia Pacific Other Asia Pacific $m	In
Loans to individuals					
Mortgages	12,833	3,925	2,153	818	4
Other	2,285	1,726	598	1,781	9
Consumer Banking	15,118	5,651	2,751	2,599	1,3
Agriculture, forestry and fishing	4	6	74	36	[illegible]
Construction	60	33	28	32	
Commerce	1,513	879	167	599	[illegible]
Electricity, gas and water	118	66	10	157	1
Financing, insurance and business services	1,578	773	365	643	1
Loans to governments	-	162	414	8	
Mining and quarrying	-	8	37	26	
Manufacturing	1,231	595	251	2,111	1,1
Commercial real estate	896	712	15	151	
Transport, storage and communication	406	149	146	159	1
Other	17	35	59	181	
Wholesale Banking	5,823	3,418	1,566	4,103	1,5
General provision					
Total loans and advances to customers	20,941	9,069	4,317	6,702	2,9
Total loans and advances to banks	4,145	2,015	414	2,796	2

	30.06.				
	UAE $m	Other Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	To

Mortgages	-	62	24	338	20,5
Other	631	1,076	282	160	9,5
Consumer Banking	631	1,138	306	498	30,0
Agriculture, forestry and fishing	-	25	81	267	5
Construction	86	17	30	4	2
Commerce	601	359	312	949	5,4
Electricity, gas and water	4	122	29	114	7
Financing, insurance and business services	383	262	167	1,268	5,5
Loans to governments	-	13	-	352	9
Mining and quarrying	34	57	43	569	7
Manufacturing	205	893	227	1,731	8,3
Commercial real estate	-	-	3	5	1,7
Transport, storage and communication	25	220	115	1,647	3,0
Other	25	179	37	418	9
Wholesale Banking	1,363	2,147	1,044	7,324	28,3
General provision				(458)	(45
Total loans and advances to customers	1,994	3,285	1,350	7,364	58,0
Total loans and advances to banks	903	789	228	6,452	17,9

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

31.12.

	Hong Kong	Singapore	Malaysia	Asia Pacific Other Asia Pacific	In
	$m	$m	$m	$m	[illegible]
Loans to individuals					
Mortgages	12,536	4,029	2,246	831	6
Other	2,234	2,018	660	1,990	1,1
Consumer Banking	14,770	6,047	2,906	2,821	1,7
Agriculture, forestry and fishing	6	3	77	49	
Construction	104	15	38	43	[illegible]
Commerce	1,350	1,001	190	717	[illegible]
Electricity, gas and water	327	36	32	240	[illegible]
Financing, insurance and business services	1,575	887	432	657	1
Loans to governments	-	61	748	8	
Mining and quarrying	-	15	86	35	
Manufacturing	1,326	780	214	2,016	9
Commercial real estate	873	716	7	250	
Transport, storage and communication	491	150	222	118	[illegible]
Other	23	70	57	170	
Wholesale Banking	6,075	3,734	2,103	4,303	1,3
General provision					
Total loans and advances to customers	20,845	9,781	5,009	7,124	3,1
Total loans and advances to banks	2,113	1,045	204	2,784	2

31.12.

	UAE	Other Middle East & Other S Asia	Africa	Americas UK & Group Head Office	To
	$m	$m	$m	$m	[illegible]

Mortgages	-	67	30	346	20,7
Other	677	1,127	430	156	10,4
Consumer Banking	677	1,194	460	502	31,1
Agriculture, forestry and fishing	-	24	144	387	7
Construction	83	91	19	13	4
Commerce	619	394	398	725	5,4
Electricity, gas and water	3	69	127	84	9
Financing, insurance and business services	434	320	116	1,184	5,7
Loans to governments	-	13	-	281	1,1
Mining and quarrying	59	59	16	470	7
Manufacturing	179	916	283	1,738	8,3
Commercial real estate	-	1	18	3	1,8
Transport, storage and communication	30	237	114	1,513	2,9
Other	26	166	44	71	6
Wholesale Banking	1,433	2,290	1,279	6,469	29,0
General provision				(425)	(42
Total loans and advances to *customers*	2,110	3,484	1,739	6,546	59,7
Total loans and advances to banks	605	889	308	5,167	13,3

Problem Credits

The Group employs a variety of tools to monitor the portfolio and to ensure the timely recognition of problem credits.

In Wholesale Banking, accounts are placed on Early Alert when they display signs of weakness. Such accounts are subject to a dedicated process involving senior risk officers and representatives from a specialist recovery unit, which is independent of the business units. Account plans are re-evaluated and remedial actions are agreed and monitored until complete. Remedial actions include, but are not limited to, exposure reduction, security enhancement, exit of the account or immediate movement of the account into the control of the specialist recovery unit.

In Consumer Banking, an account is considered to be in default when payment is not received on the due date. Accounts that are overdue by more than 30 days (60 days for mortgages) are considered delinquent. These are closely monitored and subject to a special collections process.

In general, loans are treated as non-performing when interest or principal is 90 days or more past due.

Consumer Banking

Provisions are derived on a formulaic b
depending on the product:

Mortgages: a provision is raised wh
accounts are 150 days past due based on
difference between the outstanding valu
the loan and the forced sale value of
underlying asset.

Credit cards: a charge-off is made for
balances which are 150 days past due
earlier as circumstances dictate. In H
Kong charge-off is currently at 120 days.

Other unsecured Consumer Banking prod
are charged off at 150 days past due.

For other secured Consumer Ban
products a provision is raised at 90 days
due for the difference between the outstan
value and the forced sale value of
underlying asset. The underlying asset is t
re-valued periodically until disposal.

It is current practice to provision and write
exposure in respect of Hong K
bankruptcies at the time the customer petiti
for bankruptcy.

The Small and Medium Enterprises (S
portfolio is provisioned on a case by c
basis.

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

The following tables set out the non-performing portfolio in Consumer Banking:

					30.06
				Asia Pacific	
				Other	
	Hong			Asia	
	Kong	Singapore	Malaysia	Pacific	In
	$m	$m	$m	$m	
Loans and advances Gross non- performing	101	125	170	61	[illegible]
Specific provisions for bad and doubtful debts	(38)	(19)	(26)	(15)	(1
Interest in suspense	(1)	(3)	(22)	(8)	(
Net non-performing loans and advances	62	103	122	38	[illegible]
Cover ratio					

					30.06
		Other		Americas	
		Middle		UK &	
		East &		Group	
		Other		Head	
	UAE	S Asia	Africa	Office	To
	$m	$m	$m	$m	
Loans and advances Gross non- performing	13	24	20	27	5
Specific provisions for bad and doubtful debts	(11)	(8)	(6)	(5)	(13
Interest in suspense	(2)	(8)	(8)	(2)	(6
Net non-performing loans and advances	-	8	6	20	3
Cover ratio					34

	30.06
	Asia Pacific

	Kong	Singapore	Malaysia	Pacific	In
	$m	$m	$m	$m	:
Loans and advances Gross non- performing	144	109	192	72	.
Specific provisions for bad and doubtful debts	(55)	(16)	(25)	(17)	(
Interest in suspense	(1)	(3)	(23)	(10)	(
Net non-performing loans and advances	88	90	144	45	:
Cover ratio					

30.06

	UAE	Other Middle East & Other S Asia	Africa	Americas UK & Group Head Office	Tc
	$m	$m	$m	$m	:
Loans and advances Gross non- performing	14	26	15	26	6
Specific provisions for bad and doubtful debts	(11)	(7)	(5)	(5)	(14
Interest in suspense	(3)	(7)	(7)	(2)	(6
Net non-performing loans and advances	-	12	3	19	4:
Cover ratio					3

31.12

	Hong Kong	Singapore	Malaysia	Asia Pacific Other Asia Pacific	In
	$m	$m	$m	$m	:
Loans and advances Gross non- performing	138	115	192	63	.
Specific provisions for bad	(48)	(17)	(26)	(15)	(1

Interest in suspense	(1)	(3)	(23)	(9)	(
Net non-performing loans and advances	89	95	143	39	:
Cover ratio					

31.12

	UAE $m	Other Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Tc :
Loans and advances Gross non- performing	16	23	18	10	6
Specific provisions for bad and doubtful debts	(11)	(8)	(7)	(5)	(14
Interest in suspense	(5)	(8)	(7)	(2)	(6
Net non-performing loans and advances	-	7	4	3	4
Cover ratio					3

The relatively low Consumer Banking cover ratio reflects the fact that Standard Chartered classifies all exposure which is more than 90 days past due as non-performing, whilst provisions on unsecured lending are only raised at the time of charge-off. For secured products, provisions reflect the difference between the underlying assets and the outstanding loan (see details relating to the raising of provisions above).

Wholesale Banking

Loans are designated as non-performing as soon as payment of interest or principal is 90 days or more overdue or where sufficient weakness is recognised that full payment of either interest or principal becomes questionable. Where customer accounts are recognised as non-performing or display weakness that may result in non-performing status being assigned, they are passed to the management of a specialist unit which is independent of the main businesses of Group.

For loans and advances designated r performing, interest continues to accrue on customer's account but is not includec income.

Where the principal, or a portion thereoi considered uncollectable and of such l realisable value that it can no longer included at its full nominal amount on balance sheet, a specific provision is rais In any decision relating to the raising provisions, the Group attempts to bala economic conditions, local knowledge experience and the results of indepenc asset reviews.

Where it is considered that there is no real prospect of recovering the principal of account against which a specific provision been raised, then that amount will be wri off.

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

The following tables set out the total non-performing portfolio in Wholesale Banking includinc portfolio covered by the Loan Management Agreement with a Thai Government Agency:

					30.06
				Asia Pacific	
				Other	
	Hong			Asia	
	Kong	Singapore	Malaysia	Pacific	In
	$m	$m	$m	$m	[illegible]
Loans and advances Gross non- performing	404	183	170	957	[illegible]
Specific provisions for bad and doubtful debts	(247)	(86)	(98)	(333)	(2
Interest in suspense	(92)	(53)	(46)	(55)	(2
Net non-performing loans and advances	65	44	26	569	[illegible]

					30.06
		Other		Americas	
		Middle		UK &	
		East &		Group	
		Other		Head	
	UAE	S Asia	Africa	Office	To
	$m	$m	$m	$m	[illegible]
Loans and advances Gross non- performing	52	166	90	826	2,9
Specific provisions for bad and doubtful debts	(35)	(83)	(40)	(449)	(1,39
Interest in suspense	(13)	(62)	(40)	(132)	(52
Net non-performing loans and advances	4	21	10	245	1,0

30.06

Asia Pacific

	Kong	Singapore	Malaysia	Pacific	In
	$m	$m	$m	$m	
Loans and advances Gross non- performing	379	274	261	1,195	
Specific provisions for bad and doubtful debts	(202)	(127)	(152)	(426)	(5
Interest in suspense	(95)	(69)	(73)	(89)	(2
Net non-performing loans and advances	82	78	36	680	

30.06

	UAE	Other Middle East & Other S Asia	Africa	Americas UK & Group Head Office	Tc
	$m	$m	$m	$m	
Loans and advances Gross non- performing	58	193	125	818	3,3
Specific provisions for bad and doubtful debts	(39)	(106)	(55)	(420)	(1,57
Interest in suspense	(12)	(66)	(43)	(105)	(58
Net non-performing loans and advances	7	21	27	293	1,2

31.12

				Asia Pacific	
	Hong Kong	Singapore	Malaysia	Other Asia Pacific	In
	$m	$m	$m	$m	
Loans and advances Gross non- performing	357	236	194	1,077	
Specific provisions for bad and doubtful debts	(220)	(106)	(118)	(375)	(4
Interest in suspense	(91)	(64)	(55)	(68)	(3

and advances

					31.12
	UAE $m	Other Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Tc :
Loans and advances Gross non- performing	52	180	116	887	3,1
Specific provisions for bad and doubtful debts	(40)	(99)	(51)	(460)	(1,51
Interest in suspense	(12)	(66)	(43)	(126)	(55
Net non-performing loans	-	15	22	301	1,1

Wholesale Banking Cover Ratio

The following tables show the Wholesale Banking cover ratio. The non-performing loans recc below under Standard Chartered Nakornthon Bank (SCNB) are excluded from the cover calculation as they are the subject of a Loan Management Agreement (LMA) with a Thai Govern Agency.

	30.06.04		
			1
		SCNB	
	Total	(LMA)	I
	$m	$m	
Loans and advances – Gross non-performing	**2,917**	**711**	**2**
Specific provisions for bad and doubtful debts	**(1,395)**	**(108)**	**(1,**
Interest in suspense	**(521)**	**-**	**(**
Net non-performing loans and advances	**1,001**	**603**	
Cover ratio			

	30.06.03		
		SCNB	
	Total	(LMA)	
	$m	$m	
Loans and advances – Gross non-performing	3,382	757	2
Specific provisions for bad and doubtful debts	(1,577)	(94)	(1,
Interest in suspense	(581)	-	(
Net non-performing loans and advances	1,224	663	
Cover ratio			

	31.12.03		
		SCNB	
	Total	(LMA)	
	$m	$m	
Loans and advances – Gross non-performing	3,185	772	2
Specific provisions for bad and doubtful debts	(1,513)	(112)	(1,

	1,117	
Net non-performing loans and advances	1,117	660
Cover ratio		

The Wholesale Banking non-performing portfolio is well covered. The balance uncovered by sp provision represents the value of collateral held and/or the Group's estimate of the net value of work-out strategy.

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

Group

The following tables set out the movements in the Group's total specific provisions against loans advances.

	6 months ended 30.06.				
	Hong Kong $m	Singapore $m	Malaysia $m	Asia Pacific Other Asia Pacific $m	In
Provisions held at 1 January 2004	268	123	144	390	
Exchange translation differences	(1)	(1)	-	(4)	
Amounts written off	(87)	(37)	(25)	(58)	(
Recoveries of amounts previously written off	13	3	4	6	
Other	-	-	-	-	
New provisions	128	26	14	46	
Recoveries/provisions no longer required	(36)	(9)	(13)	(32)	(
Net charge against/(credit to) profit	92	17	1	14	
Provisions held at 30 June 2004	285	105	124	348	

	6 months ended 30.06.				
	UAE $m	Other Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Tc
Provisions held at 1 January 2004	51	107	58	465	1,
Exchange translation differences	-	(1)	-	2	
Amounts written off	(5)	(12)	(12)	(13)	(2
Recoveries of amounts previously written off	3	2	1	-	
Other	(3)	(3)	-	(7)	(
New provisions	6	10	9	11	:
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Net charge against/(credit to) profit	-	(2)	(1)	7	
Provisions held at 30 June 2004	46	91	46	454	1,

6 months ended 30.06.

	Hong Kong $m	Singapore $m	Malaysia $m	Asia Pacific Other Asia Pacific $m	In
Provisions held at 1 January 2003	255	159	235	358	
Exchange translation differences	-	(1)	-	2	
Amounts written off	(188)	(37)	(66)	(47)	(
Recoveries of amounts previously written off	9	3	5	8	
Other	-	-	(1)	59	
New provisions	207	30	17	85	
Recoveries/provisions no longer required	(26)	(11)	(13)	(22)	(
Net charge against/(credit to) profit	181	19	4	63	
Provisions held at 30 June 2003	257	143	177	443	

6 months ended 30.06.

	UAE $m	Other Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Tc
Provisions held at 1 January 2003	108	144	53	452	1,
Exchange translation differences	-	2	(1)	1	
Amounts written off	(57)	(27)	(3)	(69)	(5
Recoveries of amounts previously written off	-	1	1	2	
Other	1	1	-	10	
New provisions	8	10	17	38	
Recoveries/provisions no longer required	(10)	(18)	(7)	(9)	(1

Provisions held at 30 June 2003	50	113	60	425	1,[illegible]

Group (continued)

	6 months ended 31.12.				
	Hong Kong	Singapore	Malaysia	Asia Pacific Other Asia Pacific	In
	$m	$m	$m	$m	
Provisions held at 1 July 2003	257	143	177	443	
Exchange translation differences	2	3	-	11	
Amounts written off	(165)	(48)	(33)	(73)	(
Recoveries of amounts previously written off	14	11	5	5	
Other	36	-	1	(32)	
New provisions	157	42	17	57	
Recoveries/provisions no longer required	(33)	(28)	(23)	(21)	(
Net charge against/(credit to) profit	124	14	(6)	36	
Provisions held at 31 December 2003	268	123	144	390	

	6 months ended 31.12.				
	UAE	Other Middle East & Other S Asia	Africa	Americas UK & Group Head Office	Tc
	$m	$m	$m	$m	
Provisions held at 1 July 2003	50	113	60	425	1,'
Exchange translation differences	-	-	2	9	
Amounts written off	(7)	(5)	(3)	5	(3
Recoveries of amounts previously written off	1	-	-	1	
Other	3	(5)	-	10	
New provisions	6	12	7	52	'
Recoveries/provisions no longer required	(2)	(8)	(8)	(37)	(2
Net charge against/(credit to) profit	4	4	(1)	15	:
Provisions held at 31 December 2003	51	107	58	465	1,(

The general provision is held to cover the inherent risk of losses, which, although not identified, are known by experience to be present in a loan portfolio and to other material uncertainties where specific provisioning is not appropriate. It is not held to cover losses arising from future events.

The Group sets the general provision with reference to past experience by using both Flow Rate and Expected Loss methodology, as well as taking judgemental factors into account. These factors include, but are not confined to, the economic environment in our core markets, the shape of the portfolio with reference to a range of indicators, and management actions taken to pro-actively manage the portfolio.

During the first half of 2004, $39 million of the general provision was applied to cover litigation in India dating back to 1992. At 30 June 2004, the balance of general provision stood at $386 million, 0.6 per cent of Loans and Advances to Customers (30 June 2003: $458 million, 0.8 per cent; 31 December 2003:

Country Risk is the risk that a counterpart unable to meet its contractual obligations a result of adverse economic conditions actions taken by governments in the relev country.

The following table based on the Bank England Cross Border Reporting (guidelines, shows the Group's cross bo assets including acceptances, where t exceed one per cent of the Group's t assets.

Cross border assets exclude facilities provi within the Group. They comprise loans advances, interest bearing deposits with o banks, trade and other bills, acceptan amounts receivable under finance lea certificates of deposit and other negoti paper and investment securities where counterparty is resident in a country other t that where the cross border asset is record Cross border assets also include exposure local residents denominated in curren other than the local currency.

	30.06.04			
	Public sector $m	**Banks $m**	**Other $m**	**T**
USA	**1,558**	**891**	**2,170**	**4,**
Hong Kong	**38**	**150**	**2,537**	**2,**
Netherlands**	**-**	**2,091**	**308**	**2,**
Korea	**19**	**1,534**	**632**	**2,**
India	**37**	**1,146**	**917**	**2,**
Singapore	**1**	**853**	**937**	**1,**
Germany	**-**	**1,372**	**300**	**1,**
France	**4**	**1,331**	**182**	**1,**
China***	**62**	**652**	**692**	**1,**
Italy*	**-**	**-**	**-**	

	30.06.03			
	Public sector $m	Banks $m	Other $m	1
USA	1,071	1,503	2,680	5
Hong Kong	22	111	2,146	2
Netherlands**	-	-	-	
Korea	20	1,596	606	2
India	103	869	592	1
Singapore	-	169	1,334	1
Germany	-	2,965	295	3
France	4	1,537	313	1
China***	-	-	-	
Italy*	502	788	386	1

	31.12.03			
	Public sector $m	Banks $m	Other $m	T

Netherlands	-	1,729	275	2,
Korea	3	1,393	475	1,
India	60	641	1,052	1,
Singapore	-	160	1,509	1,
Germany	-	1,292	315	1,
France	4	1,529	253	1,
China***	-	-	-	
Italy*	-	-	-	

* Less than one per cent of total assets at 30 June 2004 and 31 December 2003

** Less than one per cent of total assets at 30 June 2003

*** Less than one per cent of total assets at 30 June 2003 and 31 December 2003

Market Risk

The Group recognises market risk as the exposure created by potential changes in market prices and rates. Market risk arises on financial instruments, which are either valued at current market prices (mark-to-market) or at cost plus any accrued interest (non-trading basis). The Group is exposed to market risk arising principally from customer driven transactions.

Market Risk is supervised by the Group Risk Committee, which agrees policies and levels of risk appetite in terms of Value at Risk (VaR). The Group uses historic simulation to measure VaR on all market risk related activities. A Group Market Risk Committee sits as a specialist body to provide business level management, guidance and policy setting. Policies cover the trading book of the Group and also market risks within the non-trading books. Limits by location and portfolio are proposed by the business within the terms of agreed policy. Group Market Risk agrees the limits and monitors exposures against these limits.

Group Market Risk augments the VaR measurement by regularly stress testing aggregate market risk exposures to highlight potential risk that may arise from extreme market events that are rare but plausible. In addition, VaR models are back tested against actual results to ensure pre-determined levels of accuracy are maintained.

Additional limits are placed on specific instrument and currency concentrations where appropriate. Factor sensitivity measures are used in addition to VaR as additional risk management tools. Option risks are controlled through revaluation limits on currency and volatility shifts, limits on volatility risk by currency pair and other underlying variables that determine the options' value.

Value at Risk

The Group measures the potential impac changes in market prices and rates u: Value at Risk (VaR) models.

The total VaR for trading and non-tra(books combined at 30 June 2004 was $' million (30 June 2003: $14.9 million; December 2003: $12.2 million). Interest related VaR was $13.5 million (30 June 2($14.6 million; 31 December 2003: $' million) and foreign exchange related \ was $2.5 million (30 June 2003: $1.3 mill 31 December 2003: $1.3 million). The t VaR of $13.6 million recognises off: between interest rate and foreign excha risks.

The average total VaR for trading and r trading books during the six months to June 2004 was $15.1 million (30 June 2($14.0 million; 31 December 2003: $' million) with a maximum exposure of $' million.

The total VaR for market risks in the Gro trading book was $4.5 million at 30 June 2 (30 June 2003: $4.6 million; 31 Decem 2003: $3.2 million). Interest rate related \ was $3.1 million (30 June 2003: $4.0 mill 31 December 2003: $2.9 million) and for exchange-related VaR was $2.5 million June 2003: $1.3 million; 31 December 2($1.3 million). The total VaR of $4.5 mi recognises offsets between interest rate foreign exchange risks.

VaR for interest rate risk in the non-tra(books of the Group totalled $13.2 million a June 2004 (30 June 2003: $11.5 million; December 2003: $9.5 million).

The Group has no significant trading expo: to equity or commodity price risk.

The average daily revenue earned f market

risk related activities was $4.3 million, compared with $3.5 million during 2003.

Foreign Exchange Exposure

The Group's foreign exchange exposures comprise trading, non-trading and structural foreign currency translation exposures.

Foreign exchange trading exposures are principally derived from customer driven transactions. The average daily revenue from foreign exchange trading businesses during the six months ended 30 June 2004 was $1.9 million.

Interest Rate Exposure

The Group's interest rate exposures comprise trading exposures and structural interest rate exposures. Interest rate risk arises on both trading positions and non-trading books.

Structural interest rate risk arises from the differing re-pricing characteristics of commercial banking assets and liabilities, including non-interest bearing liabilities such as shareholders' funds and some current accounts.

The average daily revenue from interest rate trading businesses during the six months ended 30 June 2004 was $2.4 million.

Derivatives

Derivatives are contracts whose characteristics and value derive from underlying financial instruments, interest and exchange rates or indices. They include futures, forwards, swaps and options transactions in the foreign exchange and interest rate markets. Derivatives are an important risk management tool for banks and their customers because they can be used to manage the risk of price, interest rate and exchange rate movements.

determinable by reference to indepen(prices and valuation quotes or by u: standard industry pricing models.

The Group enters into derivative contract the normal course of business to m customer requirements and to manage its (exposure to fluctuations in interest exchange rates. Only offices with suffic product expertise and appropriate cor systems are authorised to undert transactions in derivative products.

The credit risk arising from a deriva contract is calculated by taking the cos replacing the contract, where its mark market value is positive together with estimate for the potential change in the fu value of the contract, reflecting the volatili that affect it. The credit risk on contracts ' a negative mark-to-market value is restri(to the potential future change in their ma value. The credit risk on derivatives therefore usually small relative to their noti(principal values.

The Group applies a potential future expos methodology to manage counterparty cr exposure associated with deriva transactions.

Liquidity Risk

The Group defines liquidity risk as the risk funds will not be available to meet liabilitie: they fall due. At the local level, in line ' policy, the day to day monitoring of future c flows takes place and suitable levels of ea marketable assets are maintained by businesses.

A substantial portion of the Group's assets funded by customer deposits made up current and savings accounts and other sh term deposits. These customer depo: which are widely diversified by type maturity, represent a stable source of fun Lending is normally funded by liabilities in same

the mark-to-market values are readily

currency and if other currencies are used the foreign exchange risk is usually hedged.

Operational and Other Risks

Operational Risk is the risk of direct or indirect loss due to an event or action causing failure of technology, processes, infrastructure, personnel, and other risks having an operational impact. Standard Chartered seeks to minimise actual or potential losses from Operational Risk failures through a framework of policies and procedures to identify, assess, control, manage and report risks.

An independent Group Operational Risk function is responsible for establishing and maintaining the overall Operational Risk framework. They are supported by Wholesale Banking and Consumer Banking Operational Risk units. The Group Operational Risk function reports to the Group Head of Compliance and Regulatory Risk and provides reports to the Group Risk Committee.

Compliance with Operational Risk policy is the responsibility of all managers. Every country operates a Country Operational Risk Group (CORG). The CORG has in-country governance responsibility for ensuring that an appropriate and robust risk management framework is in place to monitor and manage operational risk, including social, ethical and environmental risk. Significant issues and exceptions must be reported to the CORG. Where appropriate, issues must also be reported to Business Risk Committees. Other risks recognised by the Group include Compliance, Business, Regulatory and Reputational risks.

Hedging Policies

Standard Chartered does not generally he the value of its foreign currency denomin investments in subsidiaries and branch Hedges may be taken where there is a ris a significant exchange rate movement bu general, the management believes that Group's reserves are sufficient to absorb foreseeable adverse currency depreciation.

Standard Chartered also seeks to m closely its foreign currency-denomin assets with corresponding liabilities in same currencies. The effect of exchange movements on the capital risk asset rati mitigated by the fact that both the value these investments and the risk weighted v of assets and contingent liabilities fo substantially the same exchange movements.

CAPITAL

The Group Asset and Liability Commi targets Tier 1 and Total capital ratios of 9 per cent and 12 - 14 per cent respectiv The Group believes that being well capitali is important.

The Group identified improving the efficie of capital management as a strategic priori 2002. A capital plan to achieve this has b developed. This includes several elements; in particular, to reduce the am of Tier 2 capital and to improve the ov capital mix within the broad target ratios.

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

CAPITAL (continued)

	30.06.04 $m	30.06.03* $m	31.12
Tier 1 capital:			
Shareholders' funds	**8,022**	7,454	7
Minority interests - equity	**93**	83	
Innovative Tier 1 securities	**1,142**	1,058	1
Less: restriction on innovative Tier 1 securities	**(42)**	(88)	(
Unconsolidated associated companies	**9**	12	
Less: premises revaluation reserves	**-**	(1)	
goodwill capitalised	**(1,895)**	(2,049)	(1,
Add: provision for retirement benefits after tax	**81**	146	
Total Tier 1 capital	**7,410**	6,615	6
Tier 2 capital:			
Premises revaluation reserves	**-**	1	
Qualifying general provision	**386**	458	
Undated subordinated loan capital	**1,572**	1,547	1
Dated subordinated loan capital	**3,209**	3,049	3
Restricted innovative Tier 1 securities	**42**	88	
Total Tier 2 capital	**5,209**	5,143	5
Investments in other banks	**(20)**	(635)	(
Other deductions	**(4)**	(4)	
Total capital	**12,595**	11,119	11
Risk weighted assets	**61,978**	57,682	58
Risk weighted contingents	**18,999**	20,160	19
Total risk weighted assets and contingents	**80,977**	77,842	78
Capital ratios:			
Tier 1 capital	**9.2%**	8.5%	8
Total capital	**15.6%**	14.3%	14

	30.06.04 **$m**	30.06.03 $m	31.1

Non-equity	**655**	625	
	8,022	7,454	7
Post-tax return on equity (normalised)	**19.0%**	14.3%	1€

*Comparative restated (see note 6 on page 41).

International Financial Reporting Standards

All companies listed in the European Union will be required to report their consolidated financial statements under International Financial Reporting Standards (IFRS) from 1 January 2005. The first public reporting date will be as at the end of the six months ended 30 June 2005, with 2004 comparatives.

An IFRS Transition Programme involving all businesses and locations Group-wide has been underway since 2002, and is supervised by a Project Steering Committee chaired by a Group Executive Director.

The transition to IFRS represents significant change in the accoun framework underlying the Group's finan reporting, particularly in respect of IAS 'Financial Instruments: recognition measurement'. In March 2004, International Accounting Standards Bc (IASB) completed its review of Internatic Accounting Standards that will be effec for 2005 reporting. However, IAS 39 has as yet been adopted by the Europ Commission.

The Group continues to prepare for implementation of IFRS.

STANDARD CHARTERED PLC – FINANCIAL STATEMENTS

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the six months ended 30 June 2004

	Notes	**6 months ended 30.06.04 $m**	6 months ended 30.06.03* $m	6 mc eı 31.1:
Interest receivable		**2,543**	2,330	2
Interest payable		**(997)**	(872)	(
Net interest income		**1,546**	1,458	1
Other finance income		**3**	(7)	
Fees and commissions receivable, net		**665**	536	
Dealing profits and exchange		**332**	274	
Other operating income		**176**	79	
		1,173	889	
Net revenue		**2,722**	2,340	2
Administrative expenses:				
Staff		**(774)**	(668)	(
Premises		**(158)**	(145)	(
Other		**(332)**	(308)	(
Depreciation and amortisation, of which:		**(211)**	(175)	(
Amortisation of goodwill		**(88)**	(67)	
Other		**(123)**	(108)	(
Total operating expenses		**(1,475)**	(1,296)	(1,
Operating profit before provisions		**1,247**	1,044	1
Provisions for bad and doubtful debts		**(139)**	(308)	(
Amounts written off fixed asset investments		**(2)**	(6)	
Operating profit before taxation		**1,106**	730	
Taxation	1	**(340)**	(235)	(
Operating profit after taxation		**766**	495	
Minority interests		**(20)**	(14)	
Profit for the period attributable to shareholders		**746**	481	
Dividends on non-equity preference shares	2	**(29)**	(28)	
Dividends on ordinary equity shares	3	**(201)**	(182)	(
Retained profit		**516**	271	

Diluted earnings per ordinary share	**4**	**60.3c**	38.4c	4
Dividend per ordinary share	**3**	**17.06c**	15.51c	36

*Comparative restated (see note 6 on page 41).

STANDARD CHARTERED PLC – FINANCIAL STATEMENTS

SUMMARISED CONSOLIDATED BALANCE SHEET
As at 30 June 2004

	30.06.04	30.06.03*	31.12
	$m	$m	
Assets			
Cash, balances at central banks and cheques in course of collection	**2,243**	1,736	1
Treasury bills and other eligible bills	**5,978**	4,873	5
Loans and advances to banks	**18,587**	17,966	13
Loans and advances to customers	**63,671**	58,013	59
Debt securities and other fixed income securities	**25,515**	22,620	23
Equity shares and other variable yield securities	**179**	192	
Intangible fixed assets	**1,895**	2,049	1
Tangible fixed assets	**794**	888	
Prepayments, accrued income and other assets	**10,273**	11,509	13
Total assets	**129,135**	119,846	120
Liabilities			
Deposits by banks	**16,999**	14,785	10
Customer accounts	**78,219**	71,782	73
Debt securities in issue	**6,579**	6,433	6
Accruals, deferred income and other liabilities	**12,767**	13,503	15
Subordinated liabilities:			
Undated loan capital	**1,572**	1,547	1
Dated loan capital	**4,351**	4,107	4
Minority interests:			
Equity	**93**	83	
Non-equity	**533**	152	
Shareholders' funds	**8,022**	7,454	7
Total liabilities and shareholders' funds	**129,135**	119,846	120

*Comparative restated (see note 6 on page 41).

STANDARD CHARTERED PLC – FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
For the six months ended 30 June 2004

	6 months ended 30.06.04 $m	6 months ended 30.06.03* $m	6 mc er 31.1:
Profit attributable to shareholders	**746**	481	
Exchange translation differences	**(72)**	36	
Actuarial gain/(loss) on retirement benefits	**15**		
Deferred tax on actuarial gain/(loss) on retirement benefits	**(5)**		
Total recognised gains and losses for the period	**684**	517	
Prior year adjustment**	**(169)**		
Total recognised gains and losses since the last annual report	**515**	517	

*Comparative restated (see note 6 on page 41).

**Including cumulative actuarial gains/losses arising in prior periods.

NOTE OF CONSOLIDATED HISTORICAL COST PROFITS AND LOSSES
For the six months ended 30 June 2004

There is no material difference between the results as reported and the results that would have reported on a historical cost basis. Accordingly, no note of the historical cost profits and losses been included.

ACCOUNTING CONVENTION

The accounts of the Group have been prepared under the historical cost convention, modified b: revaluation of certain fixed assets and dealing positions. The accounting policies, as listed ir Annual Report 2003, continue to be consistently applied, apart from the adoption of FRS1' Retirement Benefits which has resulted in a restatement of comparative figures.

STANDARD CHARTERED PLC – FINANCIAL STATEMENTS

CONSOLIDATED CASH FLOW STATEMENT
For the six months ended 30 June 2004

	6 months ended 30.06.04 $m	6 months ended 30.06.03* $m	6 mc ei 31.1:
Net cash inflow from operating activities (see note 5)	**2,769**	1,672	2
Returns on investment and servicing of finance			
Interest paid on subordinated loan capital	**(253)**	(239)	
Premium and costs on repayment of subordinated loan capital	**(21)**	-	
Dividends paid to minority shareholders of subsidiary undertakings	**(3)**	(6)	
Dividends paid on preference shares	**(29)**	(27)	
Net cash outflow from returns on investment and servicing of finance	**(306)**	(272)	(
Taxation			
UK taxes paid	**(26)**	(52)	(
Overseas taxes paid	**(245)**	(225)	(
Total taxes paid	**(271)**	(277)	(
Capital expenditure and financial investment			
Purchases of tangible fixed assets	**(95)**	(68)	
Acquisitions of treasury bills held for investment purposes	**(5,813)**	(6,073)	(6,
Acquisitions of debt securities held for investment purposes	**(33,931)**	(22,232)	(27,
Acquisitions of equity shares held for investment purposes	**(42)**	(63)	(
Disposals of tangible fixed assets	**53**	7	
Disposals and maturities of treasury bills held for investment purposes	**5,363**	6,398	6
Disposals and maturities of debt securities held for investment purposes	**31,788**	21,394	28
Disposals of equity shares held for investment purposes	**352**	53	
Net cash (outflow)/inflow from capital expenditure and financial investment	**(2,325)**	(584)	
Net cash (outflow)/inflow before equity dividends paid and financing	**(133)**	539	2
Net cash outflow from disposal of interests in subsidiary and associated undertakings and the business of a branch**	**6**	-	
Equity dividends paid to members of the Company	**(396)**	(364)	(
Financing			
Gross proceeds from issue of ordinary share capital	**4**	2	
Repurchase of preference share capital	**-**	(17)	
Net cash inflow/(outflow) from financing	**4**	(15)	

*Comparative restated (see note 6 on page 41).

** In 2003 a net figure of $17 million was paid to counterparties for the net sale/purchase of the business of a bra
$112 million worth of cash and cash equivalents were included in balances transferred on sale of the busines
branch, which was included in the $95 million net outflow.

STANDARD CHARTERED PLC – NOTES (continued)

1. Taxation

	6 months ended 30.06.04 $m	6 months ended 30.06.03* $m	6 mo er 31.12
Analysis of taxation charge in the period			
The charge for taxation based upon the profits for the period comprises:			
United Kingdom corporation tax at 30% (30 June 2003: 30%; 31 December 2003: 30%):			
Current tax on income for the period	**190**	158	
Adjustments in respect of prior periods	**-**	2	
Double taxation relief	**(182)**	(139)	(
Foreign tax:			
Current tax on income for the period	**288**	223	
Adjustments in respect of prior periods	**8**	(1)	
Total current tax	**304**	243	
Deferred tax:			
Origination/reversal of timing differences	**36**	(8)	
Tax on profits on ordinary activities	**340**	235	
Effective tax rate	**30.7%**	32.2%	3:

*Comparative restated (see note 6 on page 41).

Overseas taxation includes taxation on Hong Kong profits of $45 million (30 June 2003: $25 million; 31 December $109 million) provided at a rate of 17.5 per cent (30 June 2003: 17.5 per cent; 31 December 2003: 17.5 per cent) c profits assessable in Hong Kong. The Group's net deferred tax asset is $295 million at 30 June 2004, (30 June $258 million; 31 December 2003: $271 million). $256 million (30 June 2003: $195 million; 31 December 2003 million) is included in other assets. The balance of $39 million in June 2004 (30 June 2003: $63 million; 31 Dece 2003: $49 million) represents the deferred tax on the pension liabilities, so offsets this amount in other liabilities.

2. Dividends on Preference Shares

	6 months ended 30.06.04 $m	6 months ended 30.06.03 $m	6 mo er 31.1
Non-cumulative irredeemable preference shares:			
7⅜% preference shares of £1 each	**7**	6	
8¼% preference shares of £1 each	**7**	7	
Non-cumulative redeemable preference shares:			
8.9% preference shares of $5 each	**15**	15	
	29	28	

3. Dividends on Ordinary Equity Shares

	6 months ended 30.06.04		6 months ended 30.06.03		6 months ended 31.12.03
	Cents per share	**$m**	Cents per share	$m	Cents per share
Interim	**17.06**	**201**	15.51	182	-
Final	**-**	**-**	-	-	36.49
	17.06	**201**	15.51	182	36.49

The 2004 interim dividend of 17.06 cents per share will be paid in either sterling, Hong Kong dollars or US dollars October 2004, to shareholders on the UK register of members at the close of business on 13 August 2004 a shareholders on the Hong Kong branch register of members at the opening of business in Hong Kong (9:00am Kong time) on 13 August 2004. It is intended that shareholders will be able to elect to receive shares credited a: paid instead of all or part of the interim cash dividend. Details of the dividend will be sent to shareholders on or a 20 August 2004.

STANDARD CHARTERED PLC – NOTES (continued)

4. Earnings per Ordinary Share

	6 months ended 30.06.04		
	Profit $m	Average number of shares ('000)	P sha amou cen
Basic EPS			
Profit attributable to ordinary shareholders	717	1,170,699	
Premium and costs paid on repurchase of preference shares	-		
Basic earnings per ordinary share	717	1,170,699	61.
Effect of dilutive potential ordinary shares:			
Convertible bonds	11	34,488	
Options	-	2,252	
Diluted EPS	728	1,207,439	60.

	6 months ended 30.06.03*			6 months ended 31.12.		
	Profit $m	Average number of shares ('000)	Per share amount cents	Profit $m	Average number of shares ('000)	P sha amou cen
Basic EPS						
Profit attributable to ordinary shareholders	453	1,165,676		522	1,168,990	
Premium and costs paid on repurchase of preference shares	(2)			(10)		
Basic earnings per ordinary share	451	1,165,676	38.7c	512	1,168,990	43.8c
Effect of dilutive potential ordinary shares:						
Convertible bonds	10	34,488		11	34,488	
Options	-	231		-	12,091	
Diluted EPS	461	1,200,395	38.4c	523	1,215,569	43.0c

The Group measures earnings per share on a normalised basis. This differs from earnings defined in Fin

	6 months *ended* 30.06.04 $m	6 months *ended* 30.06.03* $m	6 mo er 31.12
Basic earnings per ordinary share, as above	**717**	451	
Premium and costs paid on repurchase of preference shares	**-**	2	
Premium and costs paid on repurchase of subordinated debt	**21**	-	
Amortisation of goodwill	**88**	67	
Profits less losses on disposal of investment securities	**(159)**	(48)	
Costs re Hong Kong incorporation	**18**	-	
Amounts written off fixed asset investments	**2**	6	
Profit on sale of tangible fixed assets	**(4)**	-	
Profit on disposal of subsidiary undertakings	**(4)**	-	
Normalised earnings	**679**	478	
Normalised earnings per ordinary share	**57.9c**	41.0c	4

*Comparative restated (see note 6 on page 41).

5. Consolidated Cash Flow Statement

Reconciliation between operating profit before taxation and net cash inflow from operating activities:

	6 months ended 30.06.04 $m	6 months ended 30.06.03* $m	6 mo er 31.12
Operating profit	**1,106**	730	
Adjustments for items not involving cash flow or shown separately:			
Amortisation of goodwill	**88**	67	
Depreciation and amortisation of premises and equipment	**123**	108	
Gain on disposal of tangible fixed assets	**(4)**	-	
Gain on disposal of investment securities	**(159)**	(48)	
Amortisation of investments	**18**	12	(
Gain on disposal of subsidiary undertakings	**(4)**	-	
Charge for bad and doubtful debts and contingent liabilities	**139**	308	
Amounts written off fixed asset investments	**2**	6	
Debts written off, net of recoveries	**(74)**	(494)	(
(Decrease)/increase in accruals and deferred income	**(199)**	49	
(Increase)/decrease in prepayments and accrued income	**(197)**	(452)	
Net decrease/(increase) in mark-to-market adjustment***	**473**	(104)	(
Interest paid on subordinated loan capital	**253**	239	
Net cash inflow from trading activities	**1,565**	421	1
Net (increase)/decrease in cheques in the course of collection	**(83)**	(73)	
Net decrease/(increase) in treasury bills and other eligible bills	**52**	(14)	
Net (increase)/decrease in loans and advances to banks and customers	**(10,357)**	(2,856)	5
Net increase/(decrease) in deposits from banks, customer accounts and debt securities in issue	**12,098**	5,320	(3,
Net increase in dealing securities	**(488)**	(972)	(
Net increase/(decrease) in other accounts**	**(18)**	(154)	(
Net cash inflow from operating activities	**2,769**	1,672	2

Analysis of changes in cash

Balance at beginning of period	**5,661**	3,496	3
Exchange translation differences	**(40)**	7	
Net cash (outflow)/inflow	**(519)**	160	2

* Comparative restated (see note 6 on page 41).

** *This includes the effect of foreign exchange translation in the local books of subsidiaries and branches.*

*** Mark to market adjustments are being reclassified from the reconciliation to 'Net cash inflow from ope activities', to the reconciliation to 'Net cash inflow from trading activities', as this better reflects their impact on flows.

6. Restatement of Comparative Figures

a) The Urgent Issues Task Forces issued abstract 38 (UITF 38) - Accounting for ESOP Trusts in December 2003. This abstract required that when a company reacquires its own equity instruments it should present this as a deduction in arriving at shareholders' funds rather than as assets. For the Group's consolidated accounts the amount reported in Equity shares and other variable yield securities at June 2003 has been reduced by $58 million and shareholders' funds has been reduced by $58 million to reflect this change in disclosure.

b) Minority Interests at 30 June 2003 have been restated to reflect non-equity minority interests. These include third party investments in the Group's Global Liquidity fund.

c) The Group has fully adopted the accounting requirements of FRS17 - Retirement Benefits. FRS17 replaces Statement of Standard Accounting Practice (SSAP) 24 and Urgent Issue Task Force (UITF) Abstract 6 as the accounting standard dealing with post-retirement benefits. The standard is being introduced in the UK in stages, starting with disclosures in the notes to the accounts. The full requirements of the standard are not mandatory until reporting periods starting on or after 1 January 2005, however early adoption is encouraged. The Group has adopted the standard one year early as there is now more certainty that similar requirements will be incorporated within IFRS, under which the Group will report from 2005.

The new standard requires the Group to include the assets of its defined benefit schemes on its balance sheet together with the related liability to make benefit payments net of deferred tax. The profit and loss account includes a charge in respect of the cost of accruing benefits for current employees and any benefit improvements. The expected return of the schemes' assets is included within other income less a charge in respect of unwinding of the discount applied to the scheme's liabilities.

Under SSAP24 the profit and loss account incl a charge in respect of the cost of accruing su benefits for the current employees offset credit respecting the amortisation of the surpl the Group's defined benefit schemes. A pension prepayment was included in the Grc balance sheet.

A prior year adjustment has been made redu shareholders' funds at 30 June 2003 by $ million and at 31 December 2003 by $169 m to reflect the revised policy.

The effect of this change on the profit and account for the six months ended 30 2004has been to introduce other finance inc of $3 million (30 June 2003: $7 million charge December 2003: $6 million charge), an decrease administrative expenses by $5 m (30 June 2003: $4 million increase; 31 Decer 2003: $34 million decrease). Profit before tax been increased by $8 million (30 June 2003: million decrease; 31 December 2003: $28 m increase).

The effect on the Group's balance sheet at 30 2004 has been to reflect a net post retirer benefit liability of $81 million (30 June 2003: $ million; 31 December 2003: $111 million) reduce prepayments and accrued income by million (30 June 2003: $7 million; 31 Decer 2003: $81 million), and reduce sharehol funds by $154 million (30 June 2003: $ million; 31 December 2003: $169 million).

d) d) The Group's £200 million Step-Up Notes 2 (30 June 2003: $320million) have reclassified from undated to dated subordin loan capital to incorporate callable option place.

7. Corporate Governance

The directors confirm that, throughout the period, the Company has complied with the provisions of Appendix 14 of the Listing Rules of the Hong Kong Stock Exchange.

The 2004 Interim Results have been reviewed by Company's Audit and Risk Committee.

STANDARD CHARTERED PLC – NOTES (continued)

8. Interim Report and Statutory Accounts

The information in this news release is unaudited and does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985 (the Act). The 2004 interim report was approved by the Board of Directors on 4 August 2004. The statutory accounts for the year ended 31 December 2003 have been delivered to the Registrar of Companies in England and Wales in accordance with Section 242 of the Act. The auditor has reported on those accounts; the report was unqualified and did not contain a statement under Section 237 (2) or (3) of the Act.

This news release does not constitute the unau interim financial information which is contained i interim report. The unaudited interim fina information has been reviewed by the Comp auditor, KPMG Audit Plc, in accordance with guidance contained in Bulletin 1999-4: *Revie interim financial information* issued by the Au Practices Board. On the basis of its review, K Audit Plc was not aware of any material modifica that should be made to the unaudited interim fina information as presented for the six months ende June 2004 in the interim report. The full report review is included in the interim report.

Financial Calendar

Ex-dividend date	11 August 200
Record date	13 August 200
Posting to shareholders of 2004 Interim Report	20 August 200
Payment date – interim dividend on ordinary shares	8 October 200

Copies of this statement are available from:

Investor Relations, Standard Chartered PLC, 1 Aldermanbury Square, London, EC2V 7SB or fr our website on http://investors.standardchartered.com

For further information please contact:

Tracy Clarke, Group Head of Corporate Affairs
(020) 7280 7708

Paul Marriage, Head of Corporate Communications
(020) 7280 7163

Benjamin Hung, Head of Investor Relations
(020) 7280 7245

The following information is available on our website

- *A live webcast of the final results analyst presentation (available from 9:45am GMT)*
- *A pre-recorded webcast and Q/A session of analyst presentation in London (available 1:00p GMT)*
- *Interviews with Mervyn Davies, Group Chief Executive and Peter Sands, Group Finance Dir (available from 9:00am GMT).*
- *Slides for the Group's presentations (available after 11:00am GMT)*

Images of Standard Chartered are available for the media at www.newscast.co.uk

Information regarding the Group's commitment to corporate social responsibility is available at www.standardchartered.com/ourbeliefs

The 2004 Interim Report will be made available on the website of the Stock Exchange of Hong

END

FILE NO 82-5188

Regulatory Announcement

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Company	Standard Chartered PLC
TIDM	STAN
Headline	New Banking Subsidiary
Released	09:04 01-Jul-04
Number	3576A

Press Release

STANDARD CHARTERED SETS UP LICENSED BANK INCORPORATED IN HONG KONG

(Hong Kong -- 1 July 2004) Standard Chartered PLC (the Group) today announces the establishment of its new banking subsidiary, Standard Chartered Bank (Hong Kong) Limited (SCBHK), a licensed bank incorporated in Hong Kong.

Effective today, the businesses of the following will be merged into SCBHK, namely,

- The Hong Kong branch of Standard Chartered Bank,
- Manhattan Card Company Limited,
- Standard Chartered Finance Limited,
- Standard Chartered International Trade Products Limited and
- Chartered Capital Corporation Limited

This incorporation underpins the Group's strategy for Greater China. It gives the Group an opportunity to further capitalise on the business opportunities created as a result of the closer economic integration between Hong Kong and mainland China.

End

For further enquiries please contact:

Paul Marriage	Head of Corporate Communications	+ 44 (0)20 7280 7163
Caoimhe Buckley	Media Relations Manager	+ 44 (0)20 7280 6170
Bethy Tam	Regional Head of Corporate Affairs	+ 852 2820 3812
Lavina Chan	Senior Corporate Affairs Manager	+ 852 2820 3075

Note to Editors:

Standard Chartered – leading the way in Asia, Africa and the Middle East

Standard Chartered employs 30,000 people in over 500 locations in more than 50 countries in the Asia Pacific Region, South Asia, the Middle East, Africa, the United Kingdom and the Americas. It is one of the world's most international banks, with a management team comprising 70 nationalities.

Standard Chartered PLC is listed on both the London Stock Exchange and the Stock Exchange of Hong Kong and is in the top 25 FTSE-100 companies, by market capitalisation.

It serves both Consumer and Wholesale Banking customers. Consumer Banking provides credit cards, personal loans, mortgages, deposit taking and wealth management services to individuals and small to medium sized enterprises. Wholesale Banking provides corporate and institutional clients with services in trade finance, cash management, lending, securities services, foreign exchange, debt capital markets and corporate finance.

Standard Chartered is well-established in growth markets and aims to be the right partner for its customers. The Group combines deep local knowledge with global capability.

The Group is trusted across its network for its standard of governance and its commitment to making a difference in the communities in which it operates.

END

FILE NO 82-5188

Regulatory Announcement

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Acquisition
Released	12:51 28-Jun-04
Number	2090A

The following is the text of a regulatory announcement to be made in Hong Kong on 29 June 2004:

CONNECTED TRANSACTION

Acquisition of Advantage Limited by Standard Chartered PLC

Standard Chartered announces that on 28 June 2004 Standard Chartered Links (HK) Limited, a wholly owned subsidiary of Standard Chartered, entered into an agreement to acquire the entire issued share capital of Advantage from Goland Investment Limited, Winsgreat Limited (a wholly owned subsidiary of SHK) and Warshall Holdings Limited (a wholly owned subsidiary of Chinavest V.L.P.). Advantage is the holding company of PCL and PCAL, whose principal business is the provision of sub-prime credit in Hong Kong.

Mr Raymond Kwok, one of the directors of Standard Chartered Bank (Hong Kong) Limited (a wholly owned subsidiary of Standard Chartered), is deemed to be interested (within the meaning of Part XV of the SFO) in 44.96% of the shares in SHK, which in turn owns all the shares in Winsgreat Limited. Accordingly, Winsgreat is an associate of Mr Kwok and the acquisition of Winsgreat's shares in Advantage is a connected transaction for Standard Chartered.

Each of the percentage ratios set out in Rule 14.07 of the Listing Rules is less than 2.5%. As such, the transaction falls within Rule 14.A32(1) and is subject to reporting and announcement requirements but is exempt from independent shareholder approval requirements. Details of the transaction will also be included in Standard Chartered's next annual report and accounts in accordance with Rule 14A.45.

Completion of the Transaction is subject to a number of conditions, including the approval of the Hong Kong Monetary Authority.

DETAILS OF THE AGREEMENT

Date: 28 June 2004

Parties: Goland Investment Limited, Winsgreat Limited (a wholly owned subsidiary of SHK) and Warshall Holdings Limited (a wholly owned subsidiary of Chinavest V.L.P.) as vendors together with Yap E. Hock, Geoffrey Mansfield and Lo Kai Yiu, Anthony.

Standard Chartered Links (HK) Limited, a wholly owned subsidiary of Standard Chartered, as purchaser.

Consideration and Payment Terms

The total consideration payable for the Shares is calculated as a multiple of the audited net book value of Advantage as at 30 June 2004, adjusted to reflect the current market value of certain properties and any shortfall in the net assets of an associated company, ("**Consideration**") and is estimated (pending audit) to be approximately HK$980 million. A deposit of HK$100 million has been paid by the Purchaser on signing of the Agreement. An amount equal to ninety per cent. of the Consideration (less the deposit) will be paid in cash on completion of the Agreement (which is expected to be by 30 September 2004) with the balance payable on 31 December 2005.

The consideration will be fully funded from Standard Chartered's internal resources.

INFORMATION ON ADVANTAGE

Advantage is a Hong Kong based holding company with two principal operating subsidiaries, PCL and PCAL.

PCL was established in 1978, and has delivered fixed deposit and consumer finance services for more than 20 years. PCL is an authorised institution operating as a deposit taking company regulated by the Hong Kong Monetary Authority.

PCAL is registered as a money lender under the Money Lenders Ordinance. Its principal business is providing personal loans.

Based on the audited consolidated financial statements of Advantage for the year ended 31 December 2003, Advantage had a net book asset value of HK$495.6 million. Based on the audited consolidated financial statements of Advantage for the years ended 31 December 2002 and 2003, the net profits of Advantage before taxation and extraordinary items for those years was HK$24.4 million and HK$29.2 million respectively, and the net profits of Advantage after taxation and extraordinary items for those years was HK$20.5 million and HK$23.4 million respectively.

REASONS FOR ACQUISITION

The acquisition broadens Standard Chartered's customer base in one of its core markets into a segment with strong revenue growth and returns. The senior management of Advantage will remain in place following completion of the Agreement. This will help Standard Chartered to expand further into the consumer finance sector regionally.

GENERAL

Standard Chartered is a holding company co-ordinating the activities of its subsidiary and associated companies which are principally engaged in the business of banking and other financial

Each of Goland Investment Limited, Winsgreat Limited and Warshall Holdings Limited are special purpose companies established to hold shares in Advantage. Winsgreat Limited is a wholly owned subsidiary of SHK, whose core business is property development and investment in Hong Kong and which is listed on the Stock Exchange. Warshall Holdings Limited is a wholly owned subsidiary of Chinavest V.L.P., a US investment fund. Goland Investment Limited is owned by, amongst others, certain members of the management of Advantage.

Completion of the Transaction is subject to a number of conditions, including the approval of the Hong Kong Monetary Authority.

As at the date of this announcement, the Board of Standard Chartered comprises:

Executive Directors – Mr. Bryan Kaye Sanderson, CBE; Mr. Evan Mervyn Davies, CBE; Mr. Michael Bernard DeNoma; Mr. Christopher Avedis Keljik; Mr. Richard Henry Meddings; Mr. Kaikhushru Shiavax Nargolwala; Mr. Peter Alexander Sands; and

Independent Non-Executive Directors – Sir CK Chow; Mr. James Frederick Trevor Dundas, Mr. Ho KwonPing; Mr. Rudolph Harold Peter Markham; Ms. Ruth Markland; Mr. Hugh Edward Norton; Mr. Paul David Skinner; Mr. Oliver Henry James Stocken.

The Directors, including the independent non-executive directors of Standard Chartered, have considered the Transaction and are of the opinion that the Transaction and its terms are on normal commercial terms, are fair and reasonable and in the interests of the shareholders of Standard Chartered as a whole.

REGULATORY

Mr Raymond Kwok, one of the directors of Standard Chartered Bank (Hong Kong) Limited (a wholly owned subsidiary of Standard Chartered), is deemed to be interested (within the meaning of Part XV of the SFO) in 44.96% of the shares in SHK, which in turn owns all the shares in Winsgreat Limited. Accordingly, Winsgreat is an associate of Mr Kwok and the acquisition of Winsgreat shares in the Company is a connected transaction for Standard Chartered.

Each of the percentage ratios set out in Rule 14.07 of the Listing Rules is less than 2.5%. As such, the transaction falls within Rule 14.A32(1) and is subject to reporting and announcement requirements but is exempt from independent shareholder approval requirements. Details of the transaction will also be included in Standard Chartered's next annual report and accounts in accordance with Rule 14A.45.

Winsgreat holds 46.5 per cent of the Shares. The original cost to Winsgreat Limited for its shareholding in Advantage was HK$120 million.

Other than Winsgreat, to the best of the Directors' knowledge, information and belief having made all reasonable enquiries, the other parties to the Agreement and their ultimate beneficial owners are third parties independent of Standard Chartered and its connected persons (as defined in the Listing Rules).

Advantage	Advantage Limited
Agreement	the agreement dated 28 June 2004 between Goland Investment Limited, Winsgreat Limited, Warshall Holdings Limited, certain members of management and Standard Chartered Links (HK) Limited in relation to the purchase of all the Shares
Directors	the directors of Standard Chartered
Listing Rules	Rules Governing the Listing of Securities on the Stock Exchange
PCAL	PrimeCredit Asia Limited
PCL	PrimeCredit Limited
Purchaser	Standard Chartered Links (HK) Limited
SFO	Securities and Futures Ordinance (Cap 571 of the Laws of Hong Kong)
Shares	ordinary shares of Advantage Limited
SHK	Sun Hung Kai Properties Limited
Standard Chartered	Standard Chartered PLC
Stock Exchange	The Stock Exchange of Hong Kong Limited
Transaction	the acquisition of all the Shares pursuant to the Agreement

By Order of the Board
David J. Brimacombe
Company Secretary

Hong Kong, 28 June 2004

Please also refer to the published version of this announcement in South China Morning Post on 29 June 2004.

END

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FILE NO 82-5188

Regulatory Announcement

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Acquisition
Released	12:41 28-Jun-04
Number	2082A

Press Release

Standard Chartered Enters Consumer Finance in Hong Kong

28th June 2004

Standard Chartered PLC announced that its 100% owned subsidiary Standard Chartered Links (HK) Limited, today signed an agreement to acquire Advantage Limited, the parent of PrimeCredit, allowing Standard Chartered to enter the growing consumer finance business in Hong Kong.

The acquisition price will be approximately HK$980 million (about US$126 million), based on the adjusted net book value at 30 June 2004. The transaction is subject to regulatory approvals and is expected to close by the end of September this year.

Mike DeNoma, Group Executive Director and global Head of Consumer Banking, said: "This is an exciting acquisition that broadens Standard Chartered's customer base in one of our core markets into a business segment with strong revenue growth and returns.

"PrimeCredit has a well-recognised brand, a robust operating platform and proven management. With the establishment of a credit data bureau in Hong Kong and an economic recovery well underway, we feel that this is the right time to enter the consumer finance market in Hong Kong."

He added: "The strength of PrimeCredit's senior management will help us to expand further into the consumer finance sector regionally."

PrimeCredit provides loans to the lower income segment in Hong Kong. It has 14 branches and approximately 200 staff. Standard Chartered intends to retain the

Hock Yap, Chief Executive Officer of Advantage said: "We are delighted to become part of Standard Chartered. We intend to leverage the strengths of Standard Chartered to drive the growth of PrimeCredit for the benefit of all our stakeholders. We will utilise Standard Chartered's experience to enhance our service and delivery standards."

NOTES TO EDITORS:

Standard Chartered PLC - Leading the way in Asia, Africa and the Middle East

Standard Chartered employs 30,000 people in over 500 locations in more than 50 countries in the Asia Pacific Region, South Asia, the Middle East, Africa, the Kingdom and the Americas. It is one of the world's most international banks, with a management team comprising 70 nationalities.

Standard Chartered PLC is listed on both the London Stock Exchange and the Stock Exchange of Hong Kong and is in the top 25 FTSE-100 companies, by market capitalisation.

It serves both Consumer and Wholesale Banking customers. Consumer Banking provides credit cards, personal loans, mortgages, deposit taking and wealth management services to individuals and small to medium sized enterprises. Wholesale Banking provides corporate and institutional clients with services in trade finance, cash management, lending, custody, foreign exchange, debt capital markets and corporate finance.

Standard Chartered is well-established in growth markets and aims to be the right partner for its customers. The Bank combines deep local knowledge with global capability.

The Bank is trusted across its network for its standard of governance and its commitment to making a difference in the communities in which it operates.

For further information, please contact:

Paul Marriage, Head of Corporate Communications, or Caoimhe Buckley, Media Relations Manager

+44 20 7280 7163/6170

paul.marriage@uk.standardchartered.com

Ben Hung

Head of Investor Relations

+44 20 7280 7245

ben.hung@uk.standardchartered.com

Lavina Chan

Senior Corporate Affairs Manager

+852 2820 3075

lavina.chan@hk.standardchartered.com

Betty Ku
Head of Investor Relations, Asia Pacific
+852 2821 1310
betty.ku@hk.standardchartered.com

END

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FILE NO 82-5188

Regulatory Announcement

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Pre-close Trading Statement
Released	09:00 23-Jun-04
Number	0394A

Standard Chartered PLC will be holding discussions with analysts ahead of its close period for the half year ending 30 June 2004. This statement details the information that will be covered in those discussions.

Overall

Standard Chartered has continued to make strong progress in the first few months of 2004. This strong underlying performance has been complemented by the gains from the sale of Bank of China and Koram Bank shares, offset in part by the exceptional costs associated with the incorporation of our Hong Kong business and the buyback of a sub-debt portfolio.

Based on our performance to date (excluding the above exceptional items) we are very comfortable in meeting the current profit before tax market consensus for the year.

The organic revenue momentum we have seen so far this year has surpassed our expectations, particularly in Wholesale Banking. This growth is broad based and we have continued to gain market share in both our Consumer and Wholesale businesses.

The bad debt performance to date has been very strong, a direct result of a significantly strengthened risk management discipline within the bank as well as a benign credit environment.

Given favourable economic conditions and strong operating performance, we have maintained the pace of investment in our businesses to capture growth opportunities. Costs for the first few months have grown broadly in line with our revenue.

The incorporation of our Hong Kong business is on target. We fully anticipate the transfer of our Hong Kong businesses to our new subsidiary beginning July 1, positioning us to take further advantage of the growing opportunities between China and Hong Kong.

Overall, we are making very good progress in improving our ROE.

Consumer Banking

Consumer Banking continues to deliver good revenue growth. Most countries have seen revenue growth at high single digit or low double digit levels. Markets like Indonesia, Malaysia, Thailand, and UAE are performing particularly well. Our expansion plans in India are on track.

Hong Kong, our largest market, has continued to show positive progress. Whilst we have not seen any market growth in consumer assets, we have seen strong demand for wealth management services.

Wholesale Banking

Despite subdued asset demand and strong liquidity in Asia, Wholesale Banking is achieving good revenue growth.

Major growth contributors are trade finance and global markets products. We are seeing strong increases in customer-driven business, particularly in more sophisticated products such as structured trade, derivatives and corporate advisory. The decline we have seen in previous halves in ALM revenues has stabilised with the gradual steepening of the yield curve.

Overall, Wholesale Banking is making good progress in improving returns.

Costs

Costs remain a key focus as we work to improve the overall cost income ratio. We are making good progress in centralising, standardising and reengineering our back office activities, with savings achieved broadly offsetting the rise in costs from increased business volumes.

We have continued to invest in our businesses. For Consumer Banking, these investments include product innovation, expansion in distribution networks and entry into new markets including South Korea and South Africa. For Wholesale Banking, the investments reflect the expansion in our product capabilities, such as derivatives and debt capital markets.

Despite the benign market conditions, we have increased our emphasis on risk management and other control functions. This is in addition to the investments we have made on projects including KYC, IAS and Basle II in the context of an increasingly demanding regulatory environment.

We will continue to manage our cost base in a disciplined manner, driving cost efficiencies at the BAU level and balancing the trade off between delivery today and investing for growth tomorrow.

Consumer Banking

Consumer Banking bad debts are performing according to our predictive models, growing in line with the business.

In Hong Kong, we have seen a marked improvement in bankruptcy related bad debts as a result of the early actions we took. Bankruptcy petitions to date have been significantly lower than last year.

Wholesale Banking

The Wholesale Banking book continues to perform very well. The actions we took to improve the risk profile of the portfolio in 2002 and 2003 are paying off. The general strength of balance sheet of Asian corporates remains strong. We have seen no other major changes in the shape of our portfolio.

Bryan Sanderson, Chairman, commented, "The bank is in very good shape. We see strong prospects in our markets and we are strategically well-placed to take advantage of this growth."

Mervyn Davies, Group Chief Executive, commented, "We are very pleased with the continued strong progress in our financial performance. We are delivering against our management agenda and will sustain investments in our strategic growth opportunities."

For further information, please contact:

Ben Hung, Head of Investor Relations (44) 207 280 7245

Paul Marriage, Head of Media Relations (44) 207 280 7163

Betty Ku, Head of Investor Relations, Asia Pacific (852) 2821 1310

Lavina Chan, Senior Corporate Affairs Manager (852) 2820 3075

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FILE NO 82-5188

Regulatory Announcement

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Additional Listing
Released	11:23 22-Jun-04
Number	0039A

Standard Chartered PLC.

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 200,000 Ordinary shares of US$0.50 each under the International Sharesave Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

END

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FILE NO 82-5188

Regulatory Announcement

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	15:20 14-Jun-04
Number	7369Z

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

KAIKHUSHRU SHIAVAX NARGOLWALA

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF THE DIRECTOR NAMED IN 2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

MR K S NARGOLWALA AND MRS A NARGOLWALA

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

RELATES TO THE DIRECTOR NAMED IN 2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

EXERCISE BY K S NARGOLWALA OF AN AWARD MADE UNDER THE STANDARD CHARTERED 2001 PERFORMANCE SHARE PLAN

7) Number of shares/amount of stock acquired:

25,904

8) Percentage of issued class:

0.002%

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

ORDINARY SHARES OF US$0.50 EACH FULLY PAID

12) Price per share:

NIL

13) Date of transaction:

14 JUNE 2004

14) Date company informed:

14 JUNE 2004

15) Total holding following this notification:

96,801

16) Total percentage holding of issued class following this notification

0.008%

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

N/A

18) Period during which or date on which exercisable:

N/A

19) Total amount paid (if any) for grant of the option:

N/A

20) Description of shares or debentures involved: class, number:

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

N/A

22) Total number of shares or debentures over which options held following this notification:

N/A

23) Any additional information:

NONE

TERRY SKIPPEN

25) Name and signature of authorised company official responsible for making this notification:

TERRY SKIPPEN

Date of Notification: 14 JUNE 2004

END

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FILE NO 82-5188

Regulatory Announcement

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	15:18 14-Jun-04
Number	7366Z

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

CHRISTOPHER AVEDIS KELJIK

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF THE DIRECTOR NAMED IN 2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

CLYDESDALE BANK A/c 126090

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

RELATES TO THE DIRECTOR NAMED IN 2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

EXERCISE BY C A KELJIK OF AN AWARD MADE UNDER THE STANDARD CHARTERED 2001 PERFORMANCE SHARE PLAN

7) Number of shares/amount of stock acquired:

22,601

8) Percentage of issued class:

0.002%

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

ORDINARY SHARES OF US$0.50 EACH FULLY PAID

12) Price per share:

NIL

13) Date of transaction:

14 JUNE 2004

14) Date company informed:

14 JUNE 2004

15) Total holding following this notification:

146,531

16) Total percentage holding of issued class following this notification

0.012%

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

N/A

18) Period during which or date on which exercisable:

N/A

19) Total amount paid (if any) for grant of the option:

N/A

20) Description of shares or debentures involved: class, number:

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

N/A

22) Total number of shares or debentures over which options held following this notification:

N/A

23) Any additional information:

NONE

TERRY SKIPPEN

25) Name and signature of authorised company official responsible for making this notification:

TERRY SKIPPEN

Date of Notification: 14 JUNE 2004

END

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FILE NO 82-5188

Regulatory Announcement

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	15:15 14-Jun-04
Number	7364Z

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

MICHAEL BERNARD DENOMA

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF THE DIRECTOR NAMED IN 2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

MICHAEL BERNARD DENOMA

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

RELATES TO THE DIRECTOR NAMED IN 2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

EXERCISE BY M B DENOMA OF AN AWARD MADE UNDER THE

7) Number of shares/amount of stock acquired:

22,601

8) Percentage of issued class:

0.002%

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

ORDINARY SHARES OF US$0.50 EACH FULLY PAID

12) Price per share:

NIL

13) Date of transaction:

14 JUNE 2004

14) Date company informed:

14 JUNE 2004

15) Total holding following this notification:

33,056

16) Total percentage holding of issued class following this notification

0.003%

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

N/A

18) Period during which or date on which exercisable:

N/A

19) Total amount paid (if any) for grant of the option:

NIL

20) Description of shares or debentures involved: class, number:

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

N/A

22) Total number of shares or debentures over which options held following this notification:

N/A

23) Any additional information:

NONE

TERRY SKIPPEN

25) Name and signature of authorised company official responsible for making this notification:

TERRY SKIPPEN

Date of Notification: 14 June 2004

END

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FILE NO 82-5188

Regulatory Announcement

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	15:14 14-Jun-04
Number	7362Z

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

EVAN MERVYN DAVIES

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF THE DIRECTOR NAMED IN 2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

EVAN MERVYN DAVIES

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

RELATES TO THE DIRECTOR NAMED IN 2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

EXERCISE BY E M DAVIES OF AN AWARD MADE UNDER THE
STANDARD CHARTERED 2001 PERFORMANCE SHARE PLAN

7) Number of shares/amount of stock acquired:

23,992

8) Percentage of issued class:

0.002%

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

ORDINARY SHARES OF US$0.50 EACH FULLY PAID

12) Price per share:

nil

13) Date of transaction:

14 June 2004

14) Date company informed:

14 June 2004

87,482

16) Total percentage holding of issued class following this notification

0.007 %

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

N/A

18) Period during which or date on which exercisable:

N/A

19) Total amount paid (if any) for grant of the option:

N/A

20) Description of shares or debentures involved: class, number:

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

N/A

22) Total number of shares or debentures over which options held following this notification:

N/A

23) Any additional information:

24) Name of contact and telephone number for queries:

TERRY SKIPPEN 020 7280 7109

25) Name and signature of authorised company official responsible for making this notification:

TERRY SKIPPEN

Date of Notification: .... 14 June 2004

END

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FILE NO 82-5188

Regulatory Announcement

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	11:23 10-Jun-04
Number	6264Z

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

PETER ALEXANDER SANDS

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF THE DIRECTOR NAMED IN 2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

N/A

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

RELATES TO THE DIRECTOR NAMED IN 2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

GRANT OF OPTION TO THE DIRECTOR NAMED IN 2) ABOVE UNDER
THE THE STANDARD CHARTERED 2001 PERFORMANCE SHARE

7) Number of shares/amount of stock acquired:

N/A

8) Percentage of issued class:

N/A

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

N/A

12) Price per share:

N/A

13) Date of transaction:

N/A

14) Date company informed:

N/A

15) Total holding following this notification:

N/A

16) Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

9 June 2004

18) Period during which or date on which exercisable:

THIS OPTION IS EXCERCISABLE DURING THE PERIOD BETWEEN 3 AND 10 YEARS FROM THE DATE OF GRANT, SUBJECT TO CERTAIN PERFORMANCE CRITERIA

19) Total amount paid (if any) for grant of the option:

NIL

20) Description of shares or debentures involved: class, number:

36,645 ORDINARY SHARES OF US$0.50 EACH FULLY PAID

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

921p

22) Total number of shares or debentures over which options held following this notification:

779,943

23) Any additional information:

NONE

24) Name of contact and telephone number for queries:

TERRY SKIPPEN

25) Name and signature of authorised company official responsible for making this notification:

TERRY SKIPPEN

Date of Notification: 10 June 2004

END

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FILE NO 82-5188

Regulatory Announcement

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	11:20 10-Jun-04
Number	6259Z

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

KAIKHUSHRU SHIAVAX NARGOLWALA

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF THE DIRECTOR NAMED IN 2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

N/A

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

RELATES TO THE DIRECTOR NAMED IN 2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

GRANT OF OPTION TO THE DIRECTOR NAMED IN 2) ABOVE UNDER

7) Number of shares/amount of stock acquired:

N/A

8) Percentage of issued class:

N/A

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

N/A

12) Price per share:

N/A

13) Date of transaction:

N/A

14) Date company informed:

N/A

15) Total holding following this notification:

N/A

16) Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

9 June 2004

18) Period during which or date on which exercisable:

THIS OPTION IS EXCERCISABLE DURING THE PERIOD BETWEEN 3 AND 10 YEARS FROM THE DATE OF GRANT, SUBJECT TO CERTAIN PERFORMANCE CRITERIA

19) Total amount paid (if any) for grant of the option:

NIL

20) Description of shares or debentures involved: class, number:

21,716 ORDINARY SHARES OF US$0.50 EACH FULLY PAID

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

921p

22) Total number of shares or debentures over which options held following this notification:

962,820

23) Any additional information:

NONE

24) Name of contact and telephone number for queries:

TERRY SKIPPEN

25) Name and signature of authorised company official responsible for making this notification:

TERRY SKIPPEN

Date of Notification: 10 June 2004

END

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FILE NO 82-5188

Regulatory Announcement

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	11:17 10-Jun-04
Number	6256Z

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

RICHARD HENRY MEDDINGS

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF THE DIRECTOR NAMED IN 2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

N/A

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

RELATES TO THE DIRECTOR NAMED IN 2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

GRANT OF OPTION TO THE DIRECTOR NAMED IN 2) ABOVE UNDER THE THE STANDARD CHARTERED 2001 PERFORMANCE SHARE

7) Number of shares/amount of stock acquired:

N/A

8) Percentage of issued class:

N/A

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

N/A

12) Price per share:

N/A

13) Date of transaction:

N/A

14) Date company informed:

N/A

15) Total holding following this notification:

N/A

16) Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

9 June 2004

18) Period during which or date on which exercisable:

THIS OPTION IS EXCERCISABLE DURING THE PERIOD BETWEEN 3 AND 10 YEARS FROM THE DATE OF GRANT, SUBJECT TO CERTAIN PERFORMANCE CRITERIA

19) Total amount paid (if any) for grant of the option:

NIL

20) Description of shares or debentures involved: class, number:

9,501 ORDINARY SHARES OF US$0.50 EACH FULLY PAID

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

921p

22) Total number of shares or debentures over which options held following this notification:

450,373

23) Any additional information:

NONE

24) Name of contact and telephone number for queries:

TERRY SKIPPEN

25) Name and signature of authorised company official responsible for making this notification:

TERRY SKIPPEN

Date of Notification: 10 June 2004

END

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FILE NO 82-5188

Regulatory Announcement

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	11:14 10-Jun-04
Number	6251Z

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

CHRISTOPHER AVEDIS KELJIK

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF THE DIRECTOR NAMED IN 2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

N/A

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

RELATES TO THE DIRECTOR NAMED IN 2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

GRANT OF OPTION TO THE DIRECTOR NAMED IN 2) ABOVE UNDER THE THE STANDARD CHARTERED 2001 PERFORMANCE SHARE

7) Number of shares/amount of stock acquired:

N/A

8) Percentage of issued class:

N/A

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

N/A

12) Price per share:

N/A

13) Date of transaction:

N/A

14) Date company informed:

N/A

15) Total holding following this notification:

N/A

16) Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

9 June 2004

18) Period during which or date on which exercisable:

THIS OPTION IS EXCERCISABLE DURING THE PERIOD BETWEEN 3 AND 10 YEARS FROM THE DATE OF GRANT, SUBJECT TO CERTAIN PERFORMANCE CRITERIA

19) Total amount paid (if any) for grant of the option:

NIL

20) Description of shares or debentures involved: class, number:

10,858 ORDINARY SHARES OF US$0.50 EACH FULLY PAID

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

921p

22) Total number of shares or debentures over which options held following this notification:

885,206

23) Any additional information:

NONE

24) Name of contact and telephone number for queries:

TERRY SKIPPEN

25) Name and signature of authorised company official responsible for making this notification:

TERRY SKIPPEN

Date of Notification: 10 June 2004

END

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FILE NO 82-5188

Regulatory Announcement

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	11:11 10-Jun-04
Number	6245Z

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

MICHAEL BERNARD DENOMA

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF THE DIRECTOR NAMED IN 2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

N/A

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

RELATES TO THE DIRECTOR NAMED IN 2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

GRANT OF OPTION TO THE DIRECTOR NAMED IN 2) ABOVE UNDER

7) Number of shares/amount of stock acquired:

N/A

8) Percentage of issued class:

N/A

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

N/A

12) Price per share:

N/A

13) Date of transaction:

N/A

14) Date company informed:

N/A

15) Total holding following this notification:

N/A

16) Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

9 June 2004

18) Period during which or date on which exercisable:

THIS OPTION IS EXCERCISABLE DURING THE PERIOD BETWEEN 3 AND 10 YEARS FROM THE DATE OF GRANT, SUBJECT TO CERTAIN PERFORMANCE CRITERIA

19) Total amount paid (if any) for grant of the option:

NIL

20) Description of shares or debentures involved: class, number:

21,716 ORDINARY SHARES OF US$0.50 EACH FULLY PAID

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

921p

22) Total number of shares or debentures over which options held following this notification:

898,072

23) Any additional information:

NONE

24) Name of contact and telephone number for queries:

TERRY SKIPPEN

25) Name and signature of authorised company official responsible for making this notification:

TERRY SKIPPEN

Date of Notification: 10 June 2004

END

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FILE NO 82-5188

Regulatory Announcement

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	11:10 10-Jun-04
Number	6240Z

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

EVAN MERVYN DAVIES

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF THE DIRECTOR NAMED IN 2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

N/A

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

RELATES TO THE DIRECTOR NAMED IN 2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

GRANT OF OPTION TO THE DIRECTOR NAMED IN 2) ABOVE UNDER

7) Number of shares/amount of stock acquired:

N/A

8) Percentage of issued class:

N/A

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

N/A

12) Price per share:

N/A

13) Date of transaction:

N/A

14) Date company informed:

N/A

15) Total holding following this notification:

N/A

16) Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

9 June 2004

18) Period during which or date on which exercisable:

THIS OPTION IS EXCERCISABLE DURING THE PERIOD BETWEEN 3 AND 10 YEARS FROM THE DATE OF GRANT, SUBJECT TO CERTAIN PERFORMANCE CRITERIA

19) Total amount paid (if any) for grant of the option:

NIL

20) Description of shares or debentures involved: class, number:

70,575 ORDINARY SHARES OF US$0.50 EACH FULLY PAID

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

921p

22) Total number of shares or debentures over which options held following this notification:

1,682,578

23) Any additional information:

NONE

24) Name of contact and telephone number for queries:

TERRY SKIPPEN

25) Name and signature of authorised company official responsible for making this notification:

TERRY SKIPPEN

Date of Notification: 10 June 2004

END

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FILE NO - 82-5188

Regulatory Announcement

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Holding(s) in Company
Released	16:58 01-Jun-04
Number	2928Z

Holding in Company

On 11 May 2004, the Company made an announcement regarding the notifiable interest of the late Tan Sri Khoo Teck Puat, as at 18 February 2004, in 157,329,714 shares of Standard Chartered PLC (13.39% of the Company's issued share capital).

That announcement confirmed that formal notice had been received from the executors and trustees of his estate, disclosing a notifiable interest in 61,663,304 shares of Standard Chartered PLC (5.25% of the Company's issued share capital), and that the Company anticipated further announcements in due course.

The Company has now received a notification relating to a part of the balance of the late Tan Sri Khoo Teck Puat's notifiable interest in the Company's shares.

On 28 May 2004, the Company was formally notified that:

a) As at that date, Glen Holdings (Private) Limited had a notifiable interest in 58,229,730 shares of Standard Chartered PLC (4.95% of the Company's issued share capital).

b) Goodwood Park Hotel Limited had, since 11 July 1991, by attribution only, a notifiable interest in the Company's issued share capital by virtue of its 100% ownership of Glen Holdings (Private) Limited.

   On 28 May 2004, this notifiable interest comprised 58,229,730 Standard Chartered PLC shares (4.95% of the Company's issued share capital).

   On 28 May 2004, Goodwood Park Hotel Limited also had an interest in 52,215 Standard Chartered PLC shares, held directly.

The Company anticipates further announcements in due course regarding the estate of Tan Sri Khoo Teck Puat.

END

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FILE NO 82-5188

Regulatory Announcement

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Declaration
Released	14:38 01-Jun-04
Number	2752Z

Director's Details

Further to Standard Chartered PLC's announcement on 27 May 2004 that Mr Oliver Stocken has been appointed to the Board as a Non Executive Director with effect from 1 June 2004, the Company confirms that there are no details to be disclosed under paragraphs 6.F.2 (b) to (g) of the Listing Rules.

Sharon O'Donovan
Assistant Secretary

1 June 2004

END

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FILE NO 82-5188

Regulatory Announcement

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Directorate Change
Released	08:58 27-May-04
Number	1393Z

27 May 2004

FOR IMMEDIATE RELEASE

Standard Chartered PLC appoints Non-Executive Director

The Board of Directors of Standard Chartered PLC is pleased to announce today that Mr Oliver Stocken has been appointed as Non-Executive Director of Standard Chartered PLC with effect from 1 June 2004.

Mr Stocken is Deputy Chairman of 3i plc. His other non-executive director positions include Rank Group plc, Pilkington plc and GUS plc. Until 1999 he was Group Finance Director of Barclays PLC before which he was Finance Director at BZW Holdings.

Mr Stocken was educated at Felsted School and University College, Oxford. He is married with three children and lives in the UK.

“I am very pleased to welcome Oliver to the Board. Oliver’s financial and international experience will enable him to make a valuable contribution to the Board of Standard Chartered” said Bryan Sanderson, Chairman of Standard Chartered PLC.

For further information please contact:

Paul Marriage	Head of Media Relations	+44 (0)20 7280 7163
Caoimhe Buckley	Media Relations Manager	+44 (0)20 7280 6170

Standard Chartered employs 30,000 people in over 500 locations in more than 50 countries in the Asia Pacific Region, South Asia, the Middle East, Africa, the Kingdom and the Americas. It is one of the world's most international banks, with a management team comprising 70 nationalities.

Standard Chartered PLC is listed on both the London Stock Exchange and The Stock Exchange of Hong Kong and is in the top 25 FTSE-100 companies, by market capitalisation.

It serves both Consumer and Wholesale Banking customers. Consumer Banking provides credit cards, personal loans, mortgages, deposit taking and wealth management services to individuals and small to medium sized enterprises. Wholesale Banking provides corporate and institutional clients with services in trade finance, cash management, lending, securities services, foreign exchange, debt capital markets and corporate finance.

Standard Chartered is well-established in growth markets and aims to be the right partner for its customers. The Bank combines deep local knowledge with global capability.

The Group is trusted across its network for its standard of governance and its commitment to making a difference in the communities in which it operates.

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	10:53 26-May-04
Number	0958Z

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

BRYAN KAYE SANDERSON

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF THE DIRECTOR NAMED IN (2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

BARCLAYS SHARE NOMINEES LIMITED

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

RELATES TO THE DIRECTOR NAMED IN (2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

PURCHASE

7) Number of shares/amount of stock acquired:

20,000

8) Percentage of issued class:

0.0016%

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

ORDINARY SHARES OF USD0.50 EACH FULLY PAID

12) Price per share:

889p

13) Date of transaction:

25 MAY 2004

14) Date company informed:

26 MAY 2004

15) Total holding following this notification:

74,421

0.006%

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

N/A

18) Period during which or date on which exercisable:

N/A

19) Total amount paid (if any) for grant of the option:

N/A

20) Description of shares or debentures involved: class, number:

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

N/A

22) Total number of shares or debentures over which options held following this notification:

N/A

23) Any additional information:

NONE

24) Name of contact and telephone number for queries:

TERRY SKIPPEN 020 7939 7100

25) Name and signature of authorised company official responsible for making this notification:

TERRY SKIPPEN

Date of Notification: .... 26 MAY 2004

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Additional Listing
Released	10:15 24-May-04
Number	9951Y

Standard Chartered PLC

Application has been made to The UK Listing Authority and the London Stock Exchange for block listings totalling 190,000 Ordinary shares of $0.50 each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

The Block listings consist of 88,000 shares to be issued under the International Sharesave Scheme and 102,000 shares to be issued under the UK Sharesave Scheme.

End.

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Additional Listing
Released	11:50 21-May-04
Number	9546Y

Standard Chartered PLC

Application has been made to The UK Listing Authority and the London Stock Exchange for block listings totalling 183,000 Ordinary shares of $0.50 each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

The Block listings consist of 85,000 shares to be issued under the International Sharesave Scheme and 98,000 shares to be issued under the UK Sharesave Scheme.

End.

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Additional Listing
Released	11:34 20-May-04
Number	9039Y

Standard Chartered PLC

Application has been made to The UK Listing Authority and the London Stock Exchange for block listings totalling 210,000 Ordinary shares of $0.50 each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

The Block listings consist of 200,000 shares to be issued under the International Sharesave Scheme and 10,000 shares to be issued under the UK Sharesave Scheme.

End.

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	15:26 18-May-04
Number	8133Y

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

RICHARD HENRY MEDDINGS

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF THE DIRECTOR NAMED IN (2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

RICHARD HENRY MEDDINGS

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

RELATES TO THE DIRECTOR NAMED IN (2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

SHARE DIVIDEND ELECTION

7) Number of shares/amount of stock acquired:

46

8) Percentage of issued class:

0.000004

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

ORDINARY SHARES OF USD0.50 EACH FULLY PAID

12) Price per share:

890.5p

13) Date of transaction:

14 MAY 2004

14) Date company informed:

17 MAY 2004

15) Total holding following this notification:

2,046

0.00017

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

N/A

18) Period during which or date on which exercisable:

N/A

19) Total amount paid (if any) for grant of the option:

N/A

20) Description of shares or debentures involved: class, number:

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

N/A

22) Total number of shares or debentures over which options held following this notification:

N/A

23) Any additional information:

NONE

24) Name of contact and telephone number for queries:

TERRY SKIPPEN 020 7280 7109

25) Name and signature of authorised company official responsible for making this notification:

TERRY SKIPPEN

Date of Notification: .... 18 MAY 2004

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	12:53 14-May-04
Number	7013Y

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

MR R H P MARKHAM

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF THE DIRECTOR NAMED IN (2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

MR R H P MARKHAM

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

RELATES TO THE DIRECTOR NAMED IN (2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

SHARE DIVIDEND ELECTION

7) Number of shares/amount of stock acquired:

50

8) Percentage of issued class:

0.000004%

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

ORDINARY SHARES OF USD0.50 EACH FULLY PAID

12) Price per share:

890.5p

13) Date of transaction:

14 MAY 2004

14) Date company informed:

14 MAY 2004

15) Total holding following this notification:

2,210

0.00019%

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

N/A

18) Period during which or date on which exercisable:

N/A

19) Total amount paid (if any) for grant of the option:

N/A

20) Description of shares or debentures involved: class, number:

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

N/A

22) Total number of shares or debentures over which options held following this notification:

N/A

23) Any additional information:

NONE

24) Name of contact and telephone number for queries:

CYNTHIA MCGIBBON 020 7280 7483

25) Name and signature of authorised company official responsible for making this notification:

TERRY SKIPPEN

Date of Notification: .... 14 MAY 2004

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	12:47 14-May-04
Number	7009Y

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

PETER ALEXANDER SANDS

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF THE DIRECTOR NAMED IN (2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

MR P A SANDS

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

RELATES TO THE DIRECTOR NAMED IN (2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

SHARE DIVIDEND ELECTION

7) Number of shares/amount of stock acquired:

48

8) Percentage of issued class:

0.000004%

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

ORDINARY SHARES OF USD0.50 EACH FULLY PAID

12) Price per share:

890.5p

13) Date of transaction:

14 MAY 2004

14) Date company informed:

14 MAY 2004

15) Total holding following this notification:

2,159

16) Total percentage holding of issued class following this notification

0.00018%

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

N/A

18) Period during which or date on which exercisable:

N/A

19) Total amount paid (if any) for grant of the option:

N/A

20) Description of shares or debentures involved: class, number:

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

N/A

22) Total number of shares or debentures over which options held following this notification:

N/A

23) Any additional information:

NONE

24) Name of contact and telephone number for queries:

CYNTHIA MCGIBBON 020 7280 7483

25) Name and signature of authorised company official responsible for making this notification:

TERRY SKIPPEN

Date of Notification: .... 14 MAY 2004

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	12:46 14-May-04
Number	7004Y

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

MR HO KWON PING

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF THE DIRECTOR NAMED IN (2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

MR HO KWON PING

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

RELATES TO THE DIRECTOR NAMED IN (2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

SHARE DIVIDEND ELECTION

7) Number of shares/amount of stock acquired:

53

8) Percentage of issued class:

0.000005%

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

ORDINARY SHARES OF USD0.50 EACH FULLY PAID

12) Price per share:

890.5p

13) Date of transaction:

14 MAY 2004

14) Date company informed:

14 MAY 2004

15) Total holding following this notification:

2,352

0.0002%

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

N/A

18) Period during which or date on which exercisable:

N/A

19) Total amount paid (if any) for grant of the option:

N/A

20) Description of shares or debentures involved: class, number:

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

N/A

22) Total number of shares or debentures over which options held following this notification:

N/A

23) Any additional information:

NONE

24) Name of contact and telephone number for queries:

25) Name and signature of authorised company official responsible for making this notification:

TERRY SKIPPEN

Date of Notification: .... 14 MAY 2004

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	12:40 14-May-04
Number	6998Y

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

BRYAN KAYE SANDERSON

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF THE DIRECTOR NAMED IN (2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

BARCLAYS SHARE NOMINEES LIMITED

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

RELATES TO THE DIRECTOR NAMED IN (2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

SHARE DIVIDEND ELECTION

7) Number of shares/amount of stock acquired:

1,200

8) Percentage of issued class:

0.0001%

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

ORDINARY SHARES OF USD0.50 EACH FULLY PAID

12) Price per share:

890.5p

13) Date of transaction:

14 MAY 2004

14) Date company informed:

14 MAY 2004

15) Total holding following this notification:

54,421

0.0046%

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

N/A

18) Period during which or date on which exercisable:

N/A

19) Total amount paid (if any) for grant of the option:

N/A

20) Description of shares or debentures involved: class, number:

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

N/A

22) Total number of shares or debentures over which options held following this notification:

N/A

23) Any additional information:

NONE

24) Name of contact and telephone number for queries:

[illegible]

25) Name and signature of authorised company official responsible for making this notification:

TERRY SKIPPEN

Date of Notification: .... 14 MAY 2004

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	15:43 13-May-04
Number	6561Y

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

) Name of company:

STANDARD CHARTERED PLC

:) Name of director:

SIR C K CHOW

;) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF THE DIRECTOR NAMED IN (2)

·) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

GREENWOOD NOMINEES LIMITED

;) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

RELATES TO THE DIRECTOR NAMED IN (2)

;) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

PURCHASE OF SHARES

') Number of shares/amount of stock acquired:

7,000

;) Percentage of issued class:

0.0006%

I) Number of shares/amount of stock disposed:

N/A

0) Percentage of issued class:

1) Class of security:

ORDINARY SHARES OF USD0.50 EACH FULLY PAID

2) Price per share:

865p

3) Date of transaction:

12 MAY 2004

4) Date company informed:

13 MAY 2004

5) Total holding following this notification:

15,664

6) Total percentage holding of issued class following this notification

0.0013%

If a director has been granted options by the company please complete the following boxes

7) Date of grant:

N/A

8) Period during which or date on which exercisable:

N/A

9) Total amount paid (if any) for grant of the option:

N/A

10) Description of shares or debentures involved: class, number:

N/A

11) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

N/A

12) Total number of shares or debentures over which options held following this notification:

N/A

13) Any additional information:

:4) Name of contact and telephone number for queries:

BRIDGET CREEGAN 020 7280 6119

25) Name and signature of authorised company official responsible for making this notification:

TERRY SKIPPEN

Date of Notification: .... 13 MAY 2004

END

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FILE NO 82-5188

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Result of AGM
Released	17:12 11-May-04
Number	5586Y

RESULT OF AGM

RESOLUTIONS PASSED AT ANNUAL GENERAL MEETING

Tuesday 11 May 2004

Standard Chartered PLC announces the result of voting on the resolutions at its Annual General Meeting held on Tuesday 11 May 2004, as set out in the AGM notice.

Each of the resolutions was passed by the required majority. Resolutions 1 - 14, 18 and 19 as ordinary resolutions and Resolutions 15 – 17 as special resolutions were passed on a show of hands.

Details are set out below of the proxy votes received by Standard Chartered PLC before the AGM in respect of all resolutions.

A copy of the resolutions put to shareholders at the AGM today has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

PROXIES RECEIVED IN RESPECT OF AGM RESOLUTIONS

	Resolution	For	Against	Vote Withheld
1.	To receive the report and accounts	170,296,163	292,257	147,142
2.	To declare the final dividend	170,618,947	24,250	7,307
3.	To approve the directors' remuneration report	153,075,096	12,867,044	4,794,548
4.	To elect Mr J F T Dundas as a director	169,920,993	781,416	34,279

6.	To elect Mr P D Skinner as a director	169,934,998	768,651	33,039
7.	To re-elect Mr E M Davies as a director	168,660,235	1,113,031	963,371
8.	To re-elect Mr M B DeNoma as a director	168,658,075	1,113,389	965,224
9.	To re-elect Mr R H P Markham as a director	168,187,541	844,448	1,704,572
10.	To re-elect Mr H E Norton as a director	167,580,993	817,811	2,337,894
11.	To reappoint the auditor	163,153,964	5,509,399	2,073,321
12.	To authorise the directors to set the auditor's fees	166,106,591	4,613,500	16,597
13.	To authorise the directors to allot shares	168,994,777	1,650,690	91,219
14.	To extend the authority to allot shares	169,531,658	1,113,570	91,057
15.	To disapply pre-emption rights partially	169,188,761	1,520,264	27,663
16.	To authorise the Company to buy back its ordinary shares	170,664,373	56,551	14,165
17.	To authorise the Company to buy back its preference shares	170,507,143	212,261	16,489
18.	To approve the amended rules of the Standard Chartered 2001 Performance Share Plan	153,634,955	14,204,319	2,896,594
19.	To approve the Standard Chartered 2004 Sharesave Schemes	167,408,621	1,902,431	1,424,346

N.B. In accordance with the Company's Articles of Association, on a poll every member shall have one vote for every four shares held.

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	NOTIFICATION OF MAJOR INTERES
Released	09:00 11-May-04
Number	5182Y

NOTIFICATION OF MAJOR INTEREST IN SHARES

As at 18 February 2004, the late Tan Sri Khoo Teck Puat had a notifiable interest in 157,329,714 shares of Standard Chartered PLC (13.39% of the Company's issued share capital).

As part of the process of establishing formal probate, the executors and trustees of his estate are confirming their notifiable interests. On 10 May 2004, they informed the Company of progress to date, notifying a disclosable interest in 61,663,304 shares of Standard Chartered PLC (5.25% of the Company's issued share capital). As the process of establishing probate continues, the Company anticipates further notifications from the executors and trustees regarding the balance of the shareholding.

The executors and trustees have informed the Company that they have become aware that as at 30 April 2004 they had a notifiable interest in the number of shares held as follows:

Lydgate Holdings Limited	8,187,967
Margana Holdings Limited (including 7,900,000 SCPLC shares registered in the name of Chase Nominees Limited)	10,480,449
Near East Resources Limited (including 1,149,606 and 3,500,000 SCPLC shares registered in the names of Comptonia Nominees Limited and Vidacos Nominees Ltd respectively)	13,102,552
Palfrey Limited (including 4,018,900 SCPLC shares registered in the name of BNP Paribas Merchant Banking Nominee Pte Ltd)	9,544,663
Tipton Grange Investment Limited (including 3,339,0356 SCPLC shares registered in the name of N.Y. Nominees Ltd)	10,315,494
Kendo Limited (including 9,000,000 SCPLC shares registered in the name of Channel Nominees Ltd)	10,032,179
Total	**61,663,304**

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	AGM Statement
Released	09:00 11-May-04
Number	5136Y

11 May 2004

The meeting will deal with the proposed Resolutions as outlined in the Notice of Annual General Meeting issued to Shareholders dated 22 March 2004 and will provide a summary of the business and final performance of the Group in 2003.

Excerpts from the speech to be made to shareholders by Bryan Sanderson, Chairman, Standard Chartered PLC at the Annual General Meeting, being held today at 12.00 noon in London.

"This is my first AGM as Chairman of Standard Chartered, so I am very pleased to report that the Group has delivered another strong set of results – in fact record profits.

I'm going to divide my speech into three themes.

Firstly, our performance;

Secondly, how that positions us for growth;

And thirdly, the emphasis we place on Corporate Governance.

Performance

This is my top priority.

In 2003, we delivered revenue growth of 5%, and achieved a pre-tax profit of 1.54 billion US dollars, up 22% on the previous year.

Costs increased by 4%, despite significant investment in new products, new markets, and improved infrastructure. Bad debts also fell significantly, by 25%.

It is worth noting, we were the best performing UK bank in 2003 in terms of Total Shareholder Return, which is evidence of the strength and focus of our management team, as well as the performance culture that is developing throughout the Bank.

Because of these strong results, we are recommending a dividend for the full-year of 52.2 cents per share, an increase of 10.6%.

Growth

are having a huge impact across Asia.

Trade flows are outstripping GDP growth, benefiting our core regions. Reflecting this our revenue momentum has continued into the first few months of 2004.

The strategic intent of Standard Chartered is to lead the way in Asia, Africa, and the Middle East.

As I've outlined, this geography includes most of the world's fast-growing economies. Consequently, our primary focus is organic growth as we capture the opportunities in these markets.

We will continue to consider acquisitions but we are very disciplined in our approach. However, we do believe that there are a few places where we have opportunities to build a bigger presence; examples are China and India.

Hong Kong remains our largest market and, along with Singapore, a critical management centre. Since last year, there has been a remarkable turnaround in Hong Kong's economic fortunes, which I'm delighted to see.

Today, I am very pleased to announce that we are incorporating our local business there, with effect from 1st July. By this means we can take advantage of the closer economic integration between Hong Kong and China. This will put us in an even stronger position as we expand our China business. We are grateful for the help we have received from the Hong Kong governing authorities.

Overall, we are in very good shape. We have exciting prospects for future growth.

Increasingly we are seen as an employer of choice, which allows us to attract some of the best talent in the market.

And we have demonstrated our ability to consistently create shareholder value.

We have many opportunities and we have started the year well. We have good momentum on revenue. The credit environment has remained very benign and we are continuing to invest in our business to capture growth opportunities in these favourable conditions. We are confident that we can deliver improved performance for 2004.

Corporate governance

In my role as Chairman I will continue to make sure we get our corporate governance right. It is my strongly held view that good performance and good governance reinforce each other.

We maintain good relations with our regulators around the world, and this reflects our leadership position in our markets.

Closely allied to corporate governance is the concept of good corporate citizenship. We have a responsibility for the type of business we do, and to the communities we serve. So

That is something we are really very proud of.

You will notice a few changes to our Board structure, and some new faces among us. In part these changes respond to changing corporate governance guidelines, notably the recommendations of the new Combined Code, which came into effect in January.

Let me outline these changes to you.

Lord Stewartby, who is Deputy Chairman, will retire from the Board after 14 years of distinguished service at the conclusion of this Annual General Meeting.

Sir Ralph Robins and David Moir, who have spent 15 years and 11 years respectively as Directors, will also be retiring today.

David Moir was appointed to the Board in January 1993 as an Executive Director.

I am pleased to announce that Hugh Norton will assume the role of Senior Independent Director and Rudy Markham will be appointed Chairman of Audit and Risk Committee with effect from today.

We have appointed three new Non Executive Directors during the year. They are Paul Skinner, Ruth Markland and Jamie Dundas.

Paul Skinner will be a member of the Remuneration Committee from today. He is Chairman of Rio Tinto PLC, and was formerly Group Managing Director of the Royal Dutch / Shell Group of companies and CEO of its global Oil Products business.

Ruth Markland is a member of the Audit and Risk Committee and also a member of the new Nomination Committee. She was formerly Managing Partner Asia for the international law firm Freshfields Bruckhaus Deringer. She was a partner of Freshfields for 20 years.

Jamie Dundas has been recently appointed as a Non Executive Director, and will also be a member of the Audit and Risk Committee.

His career includes high level experience as the Finance Director for the Airport Authority in Hong Kong, our largest market, and a strong background in banking. His work as Chairman of Macmillan Cancer Relief is a real asset.

I would also like to confirm that we have established a separate Nomination Committee, which is in line with best practice. This committee, which will be chaired by me, will review the size, skills and composition of the Board, as well as identifying potential candidates for Board approval.

2003 was our 150th year as a company and I would like to thank you all for your support.

Our results for 2003 take us another step closer towards achieving our aim of leading the way in Asia, Africa and the Middle East.

Paul Marriage
Head of Media Relations + 44 (0)20 7280 7163

Caoimhe Buckley
Media Relations Manager + 44 (0)20 7280 6170

Bethy Tam
Regional Head Corporate Affairs + 852 2820 3812

Lavina Chan
Senior Corporate Affairs Manager + 852 2820 3075

www.standardchartered.com

Note to Editors:

Standard Chartered – leading the way in Asia, Africa and the Middle East

Standard Chartered employs 30,000 people in over 500 locations in more than 50 countries in the Asia Pacific Region, South Asia, the Middle East, Africa, the United Kingdom and the Americas. It is one of the world's most international banks, with a management team comprising 70 nationalities.

Standard Chartered is listed on both the London Stock Exchange and the Stock Exchange of Hong Kong and is in the top 25 FTSE-100 companies, by market capitalisation.

It serves both Consumer and Wholesale Banking customers. Consumer Banking provides credit cards, personal loans, mortgages, deposit taking and wealth management services to individuals and small to medium sized enterprises. Wholesale Banking provides corporate and institutional clients with services in trade finance, cash management, lending, securities services, foreign exchange, debt capital markets and corporate finance.

Standard Chartered is well-established in growth markets and aims to be the right partner for its customers. The Bank combines deep local knowledge with global capability.

The Bank is trusted across its network for its standard of governance and its commitment to making a difference in the communities in which it operates.

- Ends -

END

Close

FILE NO 82-5188

Regulatory Announcement

Go to market news section

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	11:37 26-Apr-04
Number	9875X

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

) Name of company:

STANDARD CHARTERED PLC

:) Name of director:

MR J F T DUNDAS

i) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF THE DIRECTOR NAMED IN 2)

·) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

STRAND NOMINEES LIMITED

i) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

RELATES TO THE DIRECTOR NAMED IN 2)

i) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

PURCHASE OF SHARES

') Number of shares/amount of stock acquired:

2,100

i) Percentage of issued class:

0.00018%

I) Number of shares/amount of stock disposed:

N/A

0) Percentage of issued class:

1) Class of security:

ORDINARY SHARES OF USD0.50 EACH FULLY PAID

2) Price per share:

905.88p

3) Date of transaction:

23 April 2004

4) Date company informed:

26 April 2004

5) Total holding following this notification:

2,100

6) Total percentage holding of issued class following this notification

0.00018%

If a director has been granted options by the company please complete the following boxes

7) Date of grant:

N/A

8) Period during which or date on which exercisable:

N/A

9) Total amount paid (if any) for grant of the option:

N/A

10) Description of shares or debentures involved: class, number:

N/A

11) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

N/A

12) Total number of shares or debentures over which options held following this notification:

N/A

13) Any additional information:

NONE

:4) Name of contact and telephone number for queries:

TERRY SKIPPEN 020 7280 7109

25) Name and signature of authorised company official responsible for making this notification:

TERRY SKIPPEN

Date of Notification: .... 26 APRIL 2004

END

Close

FILE NO 82-5188

Regulatory Announcement

Go to market news section

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	17:04 20-Apr-04
Number	8183X

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

) Name of company:

STANDARD CHARTERED PLC

:) Name of director:

MR E M DAVIES

;) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF THE DIRECTOR NAMED IN 2)

·) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

MR E M DAVIES

;) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

RELATES TO THE DIRECTOR NAMED IN 2)

;) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

PURCHASE OF SHARES

') Number of shares/amount of stock acquired:

3,000

;) Percentage of issued class:

0.0003%

ı) Number of shares/amount of stock disposed:

N/A

0) Percentage of issued class:

1) Class of security:

ORDINARY SHARES OF USD0.50 EACH FULLY PAID

2) Price per share:

890.65p

3) Date of transaction:

20 April 2004

4) Date company informed:

20 April 2004

5) Total holding following this notification:

63,490

6) Total percentage holding of issued class following this notification

0.0054%

If a director has been granted options by the company please complete the following boxes

7) Date of grant:

N/A

8) Period during which or date on which exercisable:

N/A

9) Total amount paid (if any) for grant of the option:

N/A

10) Description of shares or debentures involved: class, number:

N/A

11) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

N/A

12) Total number of shares or debentures over which options held following this notification:

N/A

13) Any additional information:

NONE

:4) Name of contact and telephone number for queries:

TERRY SKIPPEN 020 7280 7109

25) Name and signature of authorised company official responsible for making this notification:

TERRY SKIPPEN

Date of Notification: .... 20 APRIL 2004

END

Close

FILE NO 82-5188

Blueprint 2000 Company Secretary

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 966425

Company Name in full Standard Chartered PLC

	Day	Month	Year
Date of termination of appointment	11	05	2004

as director X as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME * Style / Title: Sir * Honours etc: B.Sc., FREng

Please insert details as previously notified to Companies House.

Forename(s): Ralph Harry

Surname: Robins

	Day	Month	Year
† Date of Birth	16	06	1932

A serving director, secretary etc must sign the form below.

Signed J. Bamford **Date** 18 May 2004

(** ~~serving director~~/Deputy secretary/~~administrator/administrative receiver/receiver manager/receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GROUP SECRETARY'S DEPARTMENT, STANDARD CHARTERED PLC,
1 ALDERMANBURY SQUARE, LONDON, EC2V 7SB
Tel 020 7280 7169
DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales

FILE NO 82-5188

CC8/93

OFFICE OF FAIR TRADING

Notification of changes to information held on the Public Register

Information for the Public Register

The information that you give in Parts 1 and 2 will appear on the Public Register. This means that anyone can see this information.

When to use this form

- **Use this form to tell us about**
  - new addresses
  - a change of people involved in the business.

  You do not have to pay a fee for these changes. Your licence will not need to be amended.

  You must tell us about changes within 21 working days after the date of the change. If you do not do this, you will be committing an offence.

- **Do not use this form if you want to vary**
  - name of the licence holder
  - trading names
  - categories of business activity.

  Use form **CC15** *Application to vary a Consumer Credit Licence.* You must pay a fee to vary your licence.

- **Do not use this form to tell us about**
  - changes to a company controller.

  Use form **CC12** *Notification of changes to company controllers.* You do not have to pay a fee.

Please use black ink and write in CAPITALS.

Part 1 About the licence holder

1 Licence number
This number is on your licence in the top right-hand corner.

168001

2 Licence holder
This name is on your licence in the upper left-hand corner.

Standard Chartered PLC

Your date of birth if you are a sole trader

Day	Month	Year

3 Main place of business in the United Kingdom (UK)
Please give your **current** address. This may not be the address that is printed on your licence.

No, road/street	1 ALDERMANBURY SQUARE
Village/district	
Town/city	LONDON
County	ENGLAND — Postcode EC2V 7SB

Your application may be delayed if you do not give the correct postcode.

4 Registered office address
if you are a company. Please give your **current** address. This may not be the address that is printed on your licence.

No, road/street	1 ALDERMANBURY SQUARE
Village/district	
Town/city	LONDON
County	ENGLAND — Postcode EC2V 7SB

5 Correspondence address
if this is different from your main place of business

No, road/street	GROUP SECRETARY'S DEPARTMENT, STANDARD CHARTERED PLC
Village/district	1 ALDERMANBURY SQUARE
Town/city	LONDON

Part 2 Changes to people involved in the business

6. Changes to a partnership, company or other organisation

Please tick the box that applies to you.

Sole trader ☐ You cannot add other people to your licence or transfer your licence to someone else. If you want to do this, you must apply for a new licence. Use form **CC1** *Application for a Customer Credit licence*.

Partnership ☐ Tell us about a change of partners.
If partners have left a partnership of 5 or fewer people, please send

- confirmation from them that they are no longer involved in the licensed business, or
- a statement from the remaining partner(s) that they are continuing in/with the licensed business.

Company ☒ Tell us about a change of directors or company secretary

Other organisation ☐ Tell us about a change of people who run the organisation

New people

Surname	Other names in full	Position	Date of birth (Day / Month / Year)

People who have left

Surname	Other names in full	Position	Date of birth (Day / Month / Year)
Robins	Ralph Harry	Director	16 / 06 / 32

If you need more space, tick this box. ☐

Please continue on a separate sheet.

7. Has any new person named in question 6 of this form ever applied for a consumer credit licence in the past?

If anyone was a partner in a partnership or a director or controller of a company that applied for a licence, tick **Yes**.

If a licence was applied for but not obtained

No ☐

Yes ☐

Full name of applicant

Licence number or application number

IX

Confidential extra information

We need extra information about the new people named in question 6 of this form to help us decide whether you are still fit to have a Consumer Credit Licence. This extra information is confidential. It will not appear on the Public Register. If you need more space for any answers use Part 4. Or continue on a separate sheet, clearly identifying the question number.

Part 3 About new people, including new partnerships or companies

8 Has any new person named in question 6 of this form ever had or used a different personal name?

This might be a surname before marriage or a change by deedpoll.

No [X]

Yes [ ] Give details of name changes

Present surname	Present other names in full
Previous surname	**Previous other names in full**
Present surname	**Present other names in full**
Previous surname	**Previous other names in full**

9 Has any new person named in question 6 of this form had any county court judgements made against them in the last 3 years?

In Scotland these judgements are made by *sheriff's courts.*

No [ ]

Yes [ ]

Judgement against the name of	Number of Judgements

We may write to you for more information.

10 Has any new person named in question 6 of this form been a director or secretary or controller of any company in the last 3 years that has

- **gone into liquidation**
- **called in a receiver**
- **been wound up?**

If any company named on this form has gone into liquidation or called in a receiver or been wound up in the last 3 years, tick **Yes**.

No [ ]

Yes [ ]

Surname

Other names in full

Company name

Please send a copy of the liquidator's report and the full Statement of Affairs, listing all creditors.

11 Is any new person named in question 6 of this form an undischarged bankrupt or been declared bankrupt in the last 5 years?

No [ ]

Yes [ ]

Surname

If the bankruptcy or sequestration is discharged,

Part 3 About new people *(continued)*

Please read the notes carefully before completing question 12

12 Has any new person named in question 6 of this form ever been convicted of any offence, or been a partner in a partnership or a director, secretary or controller of a company or an officer of any other organisation which has been convicted of an offence?

If a partnership or company named in this form was convicted of an offence, still tick **Yes**.

You do **not** need to tell us about

- any company that was convicted more than 10 years ago
- spent convictions under the *Rehabilitation of Offenders Act.*

The law about this is complex. It is **your** responsibility to check whether convictions are spent. If you are not sure, get legal advice. Or tell us about them anyway.

No ☐

Yes ☐

Surname

Other names in full

Name of company, partnership, other organisation if applicable

Court name

Full details of offence, fines and sentence

Date of conviction

Day	Month	Year

Surname

Other names in full

Name of company, partnership, other organisation if applicable

Court name

Full details of offence, fines and sentence

Date of conviction

Day	Month	Year

Surname

Other names in full

Name of company, partnership, other organisation if applicable

Court name

Full details of offence, fines and sentence

Date of conviction

Day	Month	Year

Part 4 Other information

13 You can use this space to give more information

- Please tick the question numbers opposite to tell us which questions you are giving more information about.
- Write the Part number and the question number next to your answers.
- Use the same format for your answers as in the main part of this form.

Question	8	9	10	11	12
	☐	☐	☐	☐	☐

Part 5 Checklist

14 Documents you are sending
Check that you are sending any documents that we have asked for. Please tick the documents you are sending.

Statement about partners' roles ☐
if partners have left

Statement of Affairs listing unsecured creditors ☐
if a company has gone into liquidation or called in a receiver or been wound up in the last 3 years

A copy of the Certificate of Discharge ☐
if bankruptcy or sequestration has been discharged

A copy of the Certificate of Satisfaction ☐
if a county court judgement is satisfied

Part 6 Declaration and signature

Please make sure that you read and understand each part of this declaration.

I understand

- that I am responsible for all the information that I have given on this form, including information about other people
- that if I give any information that is false or misleading, and I do this knowingly or recklessly, I will be committing a criminal offence, and my licence may be revoked.

I confirm

- that anyone named in this form who needs to be authorised under any Acts, has obtained the necessary authorisation. Examples of these Acts are
  - Banking Act 1987
  - Credit Unions Act 1979
  - Insurance Brokers Registration Act 1977
  - Financial Services Act 1986.

I declare

- that the information I have given on this form is true and complete.

I understand

- that this form will not be accepted if any sections have been amended - this applies to the question, not the answer.

Full name of person signing the form

JULIE BAMFORD

Position in the business

Sole trader ☐

Partner in a partnership, or sole remaining partner ☐

Company director or company secretary ☒

Person authorised to accept documents in the UK for a foreign-based company ☐

Person involved in the running of any other organisation ☐

None of the above ☐

You need a letter of authorisation to sign this form.

Daytime phone number

020 7280 ~~7169 7~~ 6123

Signature

J. Bamford

Date

Day	Month	Year
17	05	04

Part 7 Where to send this form

Before you send this form back, please check

- that you have changed the right details
- that you have answered all the questions that apply to you. And if you have given information about other people, make sure that you have answered all the questions on the form that apply to them
- that you have signed the form.

If you have missed any questions, we will have to send the form back to you to complete.

Send this form and your documents to

Office of Fair Trading
Consumer Credit Licensing Bureau
Craven House
40 Uxbridge Road
Ealing
London W5 2BS

Part 8 What happens next

The changes that you have told us about in this form will be noted on our records but your licence does not need to be amended. You can carry on trading as normal. We will write to tell you when the changes have been entered on the Public Register. If we need any more information we will get in touch with you.

FILE NO 82-5188

Blueprint 2000 Company Secretary

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	966425
Company Name in full	Standard Chartered PLC

Date of termination of appointment (Day Month Year): 1 1 0 5 2 0 0 4

as director: X as secretary: [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME

* Style / Title	The Rt. Hon. Lord
* Honours etc	R.D.
Forename(s)	Bernard Harold Ian Halley
Surname	Stewartby
† Date of Birth (Day Month Year)	1 0 0 8 1 9 3 5

Please insert details as previously notified to Companies House.

A serving director, secretary etc must sign the form below.

Signed J. Bamford **Date** 16 May 2004

(** ~~serving director~~/deputy secretary/~~administrator/administrative receiver/receiver manager/receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GROUP SECRETARY'S DEPARTMENT, STANDARD CHARTERED PLC,
1 ALDERMANBURY SQUARE, LONDON, EC2V 7SB
Tel 020 7280 7169
DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales

FILE NO 82-5188

CC8/93

OFFICE OF FAIR TRADING

Notification of changes to information held on the Public Register

Information for the Public Register

The information that you give in Parts 1 and 2 will appear on the Public Register. This means that anyone can see this information.

When to use this form

- **Use this form to tell us about**
  - new addresses
  - a change of people involved in the business.

  You do not have to pay a fee for these changes. Your licence will not need to be amended.

  You must tell us about changes within 21 working days after the date of the change. If you do not do this, you will be committing an offence.

- **Do not use this form if you want to vary**
  - name of the licence holder
  - trading names
  - categories of business activity.

  Use form **CC15** *Application to vary a Consumer Credit Licence*. You must pay a fee to vary your licence.

- **Do not use this form to tell us about**
  - changes to a company controller.

  Use form **CC12** *Notification of changes to company controllers*. You do not have to pay a fee.

Please use black ink and write in CAPITALS.

Part 1 About the licence holder

1 Licence number
This number is on your licence in the top right-hand corner.

168001

2 Licence holder
This name is on your licence in the upper left-hand corner.

Standard Chartered PLC

Your date of birth if you are a sole trader

Day	Month	Year

3 Main place of business in the United Kingdom (UK)
Please give your **current** address. This may not be the address that is printed on your licence.

No, road/street	1 ALDERMANBURY SQUARE
Village/district	
Town/city	LONDON
County	ENGLAND Postcode EC2V 7SB

Your application may be delayed if you do not give the correct postcode.

4 Registered office address
if you are a company. Please give your **current** address. This may not be the address that is printed on your licence.

No, road/street	1 ALDERMANBURY SQUARE
Village/district	
Town/city	LONDON
County	ENGLAND Postcode EC2V 7SB

5 Correspondence address
if this is different from your main

No, road/street	GROUP SECRETARY'S DEPARTMENT, STANDARD CHARTERED PLC
Village/district	1 ALDERMANBURY SQUARE

Part 2 Changes to people involved in the business

6. Changes to a partnership, company or other organisation

Please tick the box that applies to you.

Sole trader ☐ You cannot add other people to your licence or transfer your licence to someone else. If you want to do this, you must apply for a new licence. Use form **CC1** *Application for a Customer Credit licence.*

Partnership ☐ Tell us about a change of partners. If partners have left a partnership of 5 or fewer people, please send

- confirmation from them that they are no longer involved in the licensed business, or
- a statement from the remaining partner(s) that they are continuing in/with the licensed business.

Company ☒ Tell us about a change of directors or company secretary

Other organisation ☐ Tell us about a change of people who run the organisation

New people

Surname	Other names in full	Position	Date of birth (Day / Month / Year)

People who have left

Surname	Other names in full	Position	Date of birth (Day / Month / Year)
Stewartby	Bernard Harold Ian Halley	Director	10 / 08 / 35

If you need more space, tick this box. ☐

Please continue on a separate sheet.

7. Has any new person named in question 6 of this form ever applied for a consumer credit licence in the past?

If anyone was a partner in a partnership or a director or controller of a company that applied for a licence, tick **Yes**.

No ☐

Yes ☐

Full name of applicant

Licence number or application number

Confidential extra information

We need extra information about the new people named in question 6 of this form to help us decide whether you are still fit to have a Consumer Credit Licence. This extra information is confidential. It will not appear on the Public Register. If you need more space for any answers use Part 4. Or continue on a separate sheet, clearly identifying the question number.

Part 3 About new people, including new partnerships or companies

8 Has any new person named in question 6 of this form ever had or used a different personal name?
This might be a surname before marriage or a change by deedpoll.

No [X]
Yes [ ] Give details of name changes

Present surname	Present other names in full

Previous surname	Previous other names in full

Present surname	Present other names in full

Previous surname	Previous other names in full

9 Has any new person named in question 6 of this form had any county court judgements made against them in the last 3 years?
In Scotland these judgements are made by *sheriff's courts.*

No [ ]
Yes [ ]

Judgement against the name of	Number of Judgements

We may write to you for more information.

10 Has any new person named in question 6 of this form been a director or secretary or controller of any company in the last 3 years that has
- **gone into liquidation**
- **called in a receiver**
- **been wound up?**

If any company named on this form has gone into liquidation or called in a receiver or been wound up in the last 3 years, tick **Yes**.

No [ ]
Yes [ ]

Surname

Other names in full

Company name

Please send a copy of the liquidator's report and the full Statement c Affairs, listing ε creditors.

11 Is any new person named in question 6 of this form an undischarged bankrupt or been declared bankrupt in the last 5 years?

No [ ]
Yes [ ]

Surname

If the bankruptc or sequestratioı is discharged, please send a

Part 3 About new people *(continued)*

Please read the notes carefully before completing question 12

12 Has any new person named in question 6 of this form ever been convicted of any offence, or been a partner in a partnership or a director, secretary or controller of a company or an officer of any other organisation which has been convicted of an offence?

No ☐

Yes ☐

If a partnership or company named in this form was convicted of an offence, still tick **Yes**.

You do **not** need to tell us about

- any company that was convicted more than 10 years ago
- spent convictions under the *Rehabilitation of Offenders Act.*

The law about this is complex. It is **your** responsibility to check whether convictions are spent. If you are not sure, get legal advice. Or tell us about them anyway.

Surname

Other names in full

Name of company, partnership, other organisation
if applicable

Court name

Full details of offence, fines and sentence

Date of conviction

Day	Month	Year

Surname

Other names in full

Name of company, partnership, other organisation
if applicable

Court name

Full details of offence, fines and sentence

Date of conviction

Day	Month	Year

Surname

Other names in full

Name of company, partnership, other organisation
if applicable

Court name

Full details of offence, fines and sentence

Date of conviction

Day	Month	Year

Part 4 Other information

13 You can use this space to give more information

- Please tick the question numbers opposite to tell us which questions you are giving more information about.
- Write the Part number and the question number next to your answers.
- Use the same format for your answers as in the main part of this form.

Question	8	9	10	11	12
	☐	☐	☐	☐	☐

Part 5 Checklist

14 Documents you are sending
Check that you are sending any documents that we have asked for. Please tick the documents you are sending.

Statement about partners' roles ☐
if partners have left

Statement of Affairs listing unsecured creditors ☐
if a company has gone into liquidation or called in a receiver or been wound up in the last 3 years

A copy of the Certificate of Discharge ☐
if bankruptcy or sequestration has been discharged

A copy of the Certificate of Satisfaction ☐
if a county court judgement is satisfied

A copy of the 'F' Registration document ☐

Part 6 Declaration and signature

Please make sure that you read and understand each part of this declaration.

I understand

- that I am responsible for all the information that I have given on this form, including information about other people
- that if I give any information that is false or misleading, and I do this knowingly or recklessly, I will be committing a criminal offence, and my licence may be revoked.

I confirm

- that anyone named in this form who needs to be authorised under any Acts, has obtained the necessary authorisation. Examples of these Acts are
  - Banking Act 1987
  - Credit Unions Act 1979
  - Insurance Brokers Registration Act 1977
  - Financial Services Act 1986.

I declare

- that the information I have given on this form is true and complete.

I understand

- that this form will not be accepted if any sections have been amended - this applies to the question, not the answer.

Full name of person signing the form

JULIE BAMFORD

Position in the business

Sole trader [ ]

Partner in a partnership, or sole remaining partner [ ]

Company director or company secretary [X]

Person authorised to accept documents in the UK for a foreign-based company [ ]

Person involved in the running of any other organisation [ ]

None of the above [ ]

You need a letter of authorisation to sign this form.

Daytime phone number

020 7280 ~~7169~~ 6123

Signature

J. Bamford

Date

Day	Month	Year
1 7	0 5	0 4

Part 7 Where to send this form

Before you send this form back, please check

- that you have changed the right details
- that you have answered all the questions that apply to you. And if you have given information about other people, make sure that you have answered all the questions on the form that apply to them
- that you have signed the form.

If you have missed any questions, we will have to send the form back to you to complete.

Send this form and your documents to

Office of Fair Trading
Consumer Credit Licensing Bureau
Craven House
40 Uxbridge Road
Ealing
London W5 2BS

Part 8 What happens next

The changes that you have told us about in this form will be noted on our records but your licence does not need to be amended. You can carry on trading as normal. We will write to tell you when the changes have been entered on the Public Register. If we need any more information we will get in touch with you.

FILE NO 82-5188

Blueprint 2000 Company Secretary

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	966425
Company Name in full	Standard Chartered PLC

	Day	Month	Year
Date of termination of appointment	11	05	2004

as director: X   as secretary: [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME * Style / Title: Mr   * Honours etc: CBE

Forename(s): David George

Surname: Moir

Please insert details as previously notified to Companies House.

	Day	Month	Year
† Date of Birth	18	03	1940

A serving director, secretary etc must sign the form below.

Signed [signature]   **Date** 18 May 2004

(** ~~serving director~~/deputy secretary/~~administrator/administrative receiver/receiver manager/receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GROUP SECRETARY'S DEPARTMENT, STANDARD CHARTERED PLC,
1 ALDERMANBURY SQUARE, LONDON, EC2V 7SB
Tel 020 7280 7169
DX number   DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
for companies registered in England and Wales

FILE NO 82-5788

CC8/93

OFFICE OF FAIR TRADING

Notification of changes to information held on the Public Register

Information for the Public Register

The information that you give in Parts 1 and 2 will appear on the Public Register. This means that anyone can see this information.

When to use this form

- **Use this form to tell us about**
  - new addresses
  - a change of people involved in the business.

  You do not have to pay a fee for these changes. Your licence will not need to be amended.

  You must tell us about changes within 21 working days after the date of the change. If you do not do this, you will be committing an offence.

- **Do not use this form if you want to vary**
  - name of the licence holder
  - trading names
  - categories of business activity.

  Use form **CC15** *Application to vary a Consumer Credit Licence.* You must pay a fee to vary your licence.

- **Do not use this form to tell us about**
  - changes to a company controller.

  Use form **CC12** *Notification of changes to company controllers.* You do not have to pay a fee.

Please use black ink and write in CAPITALS.

Part 1 About the licence holder

1 Licence number
This number is on your licence in the top right-hand corner.

168001

2 Licence holder
This name is on your licence in the upper left-hand corner.

Standard Chartered PLC

Your date of birth if you are a sole trader

Day	Month	Year

3 Main place of business in the United Kingdom (UK)
Please give your **current** address. This may not be the address that is printed on your licence.

No, road/street	1 ALDERMANBURY SQUARE
Village/district	
Town/city	LONDON
County	ENGLAND — **Postcode** EC2V 7SB

Your applicat may be delay you do not gi the correct postcode.

4 Registered office address
if you are a company. Please give your **current** address. This may not be the address that is printed on your licence.

No, road/street	1 ALDERMANBURY SQUARE
Village/district	
Town/city	LONDON
County	ENGLAND — **Postcode** EC2V 7SB

5 Correspondence address
if this is different from your main place of business

No, road/street	GROUP SECRETARY'S DEPARTMENT, STANDARD CHARTERED PLC
Village/district	1 ALDERMANBURY SQUARE
Town/city	LONDON

Part 2 Changes to people involved in the business

6. Changes to a partnership, company or other organisation

Please tick the box that applies to you.

Sole trader ☐ You cannot add other people to your licence or transfer your licence to someone else. If you want to do this, you must apply for a new licence. Use form **CC1** *Application for a Customer Credit licence*.

Partnership ☐ Tell us about a change of partners. If partners have left a partnership of 5 or fewer people, please send

- confirmation from them that they are no longer involved in the licensed business, or
- a statement from the remaining partner(s) that they are continuing in/with the licensed business.

Company ☒ Tell us about a change of directors or company secretary

Other organisation ☐ Tell us about a change of people who run the organisation

New people

Surname	Other names in full	Position	Date of birth (Day / Month / Year)

People who have left

Surname	Other names in full	Position	Date of birth (Day / Month / Year)
Moir	David George	Director	18 / 03 / 40

If you need more space, tick this box. ☐

Please continue on a separate sheet.

7. Has any new person named in question 6 of this form ever applied for a consumer credit licence in the past?

If anyone was a partner in a partnership or a director or controller of a company that applied for a licence, tick **Yes**

No ☐

Yes ☐

Full name of applicant

IX

Confidential extra information

We need extra information about the new people named in question 6 of this form to help us decide whether you are still fit to have a Consumer Credit Licence. This extra information is confidential. It will not appear on the Public Register. If you need more space for any answers use Part 4. Or continue on a separate sheet, clearly identifying the question number.

Part 3 About new people, including new partnerships or companies

8 Has any new person named in question 6 of this form ever had or used a different personal name?

This might be a surname before marriage or a change by deedpoll.

No [X]
Yes [ ] Give details of name changes

Present surname	Present other names in full
Previous surname	Previous other names in full
Present surname	Present other names in full
Previous surname	Previous other names in full

9 Has any new person named in question 6 of this form had any county court judgements made against them in the last 3 years?

In Scotland these judgements are made by *sheriff's courts.*

No [ ]
Yes [ ]

Judgement against the name of	Number of Judgements

We may write to you for more information.

10 Has any new person named in question 6 of this form been a director or secretary or controller of any company in the last 3 years that has

- **gone into liquidation**
- **called in a receiver**
- **been wound up?**

If any company named on this form has gone into liquidation or called in a receiver or been wound up in the last 3 years, tick **Yes**.

No [ ]
Yes [ ]

Surname

Other names in full

Company name

Please send a copy of the liquidator's report and the full Statement of Affairs, listing al creditors.

11 Is any new person named in question 6 of this form an undischarged bankrupt or been declared bankrupt in the last 5 years?

If an Administration Order has been applied for, still tick Yes

No [ ]
Yes [ ]

Surname

Other names in full

If the bankruptcy or sequestration is discharged, please send a copy of the

Part 3 About new people *(continued)*

Please read the notes carefully before completing question 12

12 Has any new person named in question 6 of this form ever been convicted of any offence, or been a partner in a partnership or a director, secretary or controller of a company or an officer of any other organisation which has been convicted of an offence?

If a partnership or company named in this form was convicted of an offence, still tick **Yes**.

You do **not** need to tell us about

- any company that was convicted more than 10 years ago
- spent convictions under the *Rehabilitation of Offenders Act*.

The law about this is complex. It is **your** responsibility to check whether convictions are spent. If you are not sure, get legal advice. Or tell us about them anyway.

No ☐

Yes ☐

Surname

Other names in full

Name of company, partnership, other organisation
if applicable

Court name

Full details of offence, fines and sentence

Date of conviction

Day	Month	Year

Surname

Other names in full

Name of company, partnership, other organisation
if applicable

Court name

Full details of offence, fines and sentence

Date of conviction

Day	Month	Year

Surname

Other names in full

Name of company, partnership, other organisation
if applicable

Court name

Full details of offence, fines and sentence

Date of conviction

Day	Month	Year

Part 4 Other information

13 You can use this space to give more information

- Please tick the question numbers opposite to tell us which questions you are giving more information about.
- Write the Part number and the question number next to your answers.
- Use the same format for your answers as in the main part of this form.

Question 8 ☐ 9 ☐ 10 ☐ 11 ☐ 12 ☐

Part 5 Checklist

14 Documents you are sending
Check that you are sending any documents that we have asked for. Please tick the documents you are sending.

Statement about partners' roles ☐
if partners have left

Statement of Affairs listing unsecured creditors ☐
if a company has gone into liquidation or called in a receiver or been wound up in the last 3 years

A copy of the Certificate of Discharge ☐
if bankruptcy or sequestration has been discharged

A copy of the Certificate of Satisfaction ☐
if a county court judgement is satisfied

A copy of the 'F' Registration document ☐

IX

Part 6 Declaration and signature

Please make sure that you read and understand each part of this declaration.

I understand

- that I am responsible for all the information that I have given on this form, including information about other people
- that if I give any information that is false or misleading, and I do this knowingly or recklessly, I will be committing a criminal offence, and my licence may be revoked.

I confirm

- that anyone named in this form who needs to be authorised under any Acts, has obtained the necessary authorisation. Examples of these Acts are
  - Banking Act 1987
  - Credit Unions Act 1979
  - Insurance Brokers Registration Act 1977
  - Financial Services Act 1986.

I declare

- that the information I have given on this form is true and complete.

I understand

- that this form will not be accepted if any sections have been amended - this applies to the question, not the answer.

Full name of person signing the form

JULIE BAMFORD

Position in the business

Sole trader	☐
Partner in a partnership, or sole remaining partner	☐
Company director or company secretary	☒
Person authorised to accept documents in the UK for a foreign-based company	☐
Person involved in the running of any other organisation	☐
None of the above	☐

You need a letter of authorisation to sign this form.

Daytime phone number

020 7280 ~~7169~~ 6123

Signature

J. Bamford

Date

Day	Month	Year
17	05	04

Part 7 Where to send this form

Before you send this form back, please check

- that you have changed the right details
- that you have answered all the questions that apply to you. And if you have given information about other people, make sure that you have answered all the questions on the form that apply to them
- that you have signed the form.

If you have missed any questions, we will have to send the form back to you to complete.

Send this form and your documents to

Office of Fair Trading
Consumer Credit Licensing Bureau
Craven House
40 Uxbridge Road
Ealing
London W5 2BS

Part 8 What happens next

The changes that you have told us about in this form will be noted on our records but your licence does not need to be amended. You can carry on trading as normal. We will write to tell you when the changes have been entered on the Public Register. If we need any more information we will get in touch with you.

FILE NO 82-5188

Blueprint 2000 Company Secretary

363a

Please complete in typescript, or in bold black capitals.

CHFP010

Annual Return

Company Number 966425

Company Name in full Standard Chartered PLC

Date of this return

The information in this return is made up to

Day		Month		Year			
1	0	0	4	2	0	0	4

Date of next return

If you wish to make your next return to a date earlier than the anniversary of this return please show the date here. Companies House will then send a form at the appropriate time.

Day		Month		Year			

Registered Office

Show here the address **at the date of this return.**

1 ALDERMANBURY SQUARE

Any change of registered office ***must*** *be notified on form 287.*

Post town LONDON

County / Region

UK Postcode EC2V 7SB

Principal business activities

Show trade classification code number(s) for the principal activity or activities.

6523

If the code number cannot be determined, give a brief description of principal activity.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**

for companies registered in England and Wales

Company No 966425

...ter of members

...e register of members is not kept at ...e registered office, state here where it is kept.

Computershare Investor Services PLC,, 7th Floor,

Jupiter House,, Triton Court, 14 Finsbury Square

Post town: London

County / Region:

UK Postcode: EC2A 1BR

Register of Debenture holders

If there is a register of debenture holders, or a duplicate of any such register or part of it, which is not kept at the registered office, state where it is kept.

Computershare Investor Services PLC,, 7th Floor,

Jupiter House,, Triton Court, 14 Finsbury Square

Post town: London

County / Region:

UK Postcode: EC2A 1BR

Company type

Please tick the appropriate box

Public limited company	X
Private company limited by shares	
Private company limited by guarantee without share capital	
Private company limited by shares exempt under section 30	
Private company limited by guarantee exempt under section 30	
Private unlimited company with share capital	
Private unlimited company without share capital	

Company Secretary

Details of a new company secretary must be notified on form 288a.

(Please photocopy this area to provide details of joint secretaries).

* Voluntary details.

If a partnership give the names and addresses of the partners or the name of the partnership and office address.

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Name

* Style / Title:

Forename(s): David John

Surname: Brimacombe

Address

Edlins, Aston Upthorpe, Near Didcot

Post town:

County / Region: Oxfordshire

UK Postcode: OX11 9EF

Country:

...ster of members

...e register of members is not kept at the registered office, state here where it is kept.

Post town

County / Region UK Postcode

Register of Debenture holders

If there is a register of debenture holders, or a duplicate of any such register or part of it, which is not kept at the registered office, state where it is kept.

Post town

County / Region UK Postcode

Company type

Please tick the appropriate box

- [ ] Public limited company
- [ ] Private company limited by shares
- [ ] Private company limited by guarantee without share capital
- [ ] Private company limited by shares exempt under section 30
- [ ] Private company limited by guarantee exempt under section 30
- [ ] Private unlimited company with share capital
- [ ] Private unlimited company without share capital

Company Secretary

Details of a new company secretary must be notified on form 288a.

(Please photocopy this area to provide details of joint secretaries).

* Voluntary details.

Name

* Style / Title

Forename(s) Kay Chun Katie

Surname Yip

If a partnership give the names and addresses of the partners or the name of the partnership and office address.

Address 20C WINSOME PARK, 42 CONDUIT ROAD

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Post town

County / Region UK Postcode

Country HONG KONG

Company No 966425

...tors

...e list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name — * Style / Title: Sir

	Day		Month		Year			
Date of birth	0	9	0	9	1	9	5	0

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Forename(s): Chung Kong

Surname: Chow

Address: Suite 2102, Parkside, Pacific Place

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Post town: 88 Queensway

County / Region:

UK Postcode:

Country: Hong Kong

Nationality: British

Business occupation: Director

* Voluntary details.

Name — * Style / Title: Mr

	Day		Month		Year			
Date of birth	2	1	1	1	1	9	5	2

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Forename(s): Evan Mervyn

Surname: Davies

Address: 1 Drayton Gardens

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Post town:

County / Region: London

UK Postcode: SW10 9RY

Country:

Nationality: British

Business occupation: Director

Company No 966425

...ors

...e list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Address

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

* Style / Title	Mr
Date of birth (Day Month Year)	16 04 1956
Forename(s)	Michael Bernard
Surname	DeNoma
Address	33 Beechwood Grove
Post town	
County / Region	
UK Postcode	
Country	Singapore 738102
Nationality	American
Business occupation	Director

* Voluntary details.

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Address

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

* Style / Title	
Date of birth (Day Month Year)	04 11 1950
Forename(s)	James Frederick Trevor
Surname	Dundas
Address	16 Norland Square
Post town	London
County / Region	
UK Postcode	W11 4PX
Country	United Kingdom
Nationality	British
Business occupation	Company Director

Company No 966425

...tors

...se list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

* Style / Title	Mr
Date of birth (Day Month Year)	24 08 1952
Forename(s)	KwonPing
Surname	Ho

Address

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Address	36 King Albert Park		
Post town			
County / Region		UK Postcode	
Country	Singapore 598320	**Nationality**	Singaporean
Business occupation	Company Director/President		

* Voluntary details.

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

* Style / Title	Mr
Date of birth (Day Month Year)	01 10 1948
Forename(s)	Christopher Avedis
Surname	Keljik

Address

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Address	62A Flood Street		
Post town	London		
County / Region		UK Postcode	SW3 5TE
Country		**Nationality**	British
Business occupation	Banker		

Company No 96642!

...ctors

...se list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

* Style / Title: Mr

Date of birth: Day 13 Month 03 Year 1946

Forename(s): Rudolph Harold Peter

Surname: Markham

Address

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Lilbourne House, Milton Lilbourne

Post town: Pewsey

County / Region: Wiltshire

UK Postcode: SN9 5LQ

Country:

Nationality: British

Business occupation: Director

* Voluntary details.

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

* Style / Title:

Date of birth: Day 07 Month 02 Year 1953

Forename(s): Ruth

Surname: Markland

Address

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Flat 4, 31/32 Ennismore Gardens

Post town: London

County / Region:

UK Postcode: SW7 1AE

Country: UK

Nationality: British

Business occupation: Company Director

...tors

...e list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

* Style / Title	MR
Date of birth (Day Month Year)	12 03 1958
Forename(s)	Richard Henry
Surname	Meddings

Address

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Address	SLIP MILL, SLIP MILL ROAD, HAWKHURST		
Post town	CRANBROOK		
County / Region	KENT	UK Postcode	TN18 5AB
Country		**Nationality**	British
Business occupation	Company Director		

* Voluntary details.

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

* Style / Title	Mr
Date of birth (Day Month Year)	18 03 1940
Forename(s)	David George
Surname	Moir

Address

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Address	Oak Cottage, 41 Warwick Park, Tunbridge Wells		
Post town			
County / Region	Kent	UK Postcode	TN2 5EF
Country	England	**Nationality**	British
Business occupation	Banker		

Company No 966425

...ctors

...se list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name * Style / Title: Mr

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Date of birth	Day	Month	Year
	2 2	0 4	1 9 5 0

Forename(s): Kaikhushru Shiavax

Surname: Nargolwala

Address: 11 White House Park

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Post town:

County / Region:

UK Postcode:

Country: Singapore 257630

Nationality: British

Business occupation: Banker

* Voluntary details.

Name * Style / Title: Mr

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Date of birth	Day	Month	Year
	2 3	0 6	1 9 3 6

Forename(s): Hugh Edward

Surname: Norton

Address: 101 Portland Road

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Post town: London

County / Region:

UK Postcode: W11 4LN

Country:

Nationality: British

Business occupation: Company Director

Company No 966425

...ctors

...se list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

* Style / Title: Sir

Date of birth: Day 1 6 Month 0 6 Year 1 9 3 2

Forename(s): Ralph Harry

Surname: Robins

Address

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

"Lynngarth", 65 Hazelwood Road

Post town: DUFFIELD

County / Region: Derby

UK Postcode: DE56 4AA

Country:

Nationality: British

Business occupation: Company Director

* Voluntary details.

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

* Style / Title:

Date of birth: Day 1 4 Month 1 0 Year 1 9 4 0

Forename(s): Bryan Kaye

Surname: Sanderson

Address

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

40 Netherhall Gardens, Hampstead

Post town: London

County / Region:

UK Postcode: NW3 5TP

Country:

Nationality: British

Business occupation: Company Director

Company No 966425

...ctors

...se list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name * Style / Title: Mr

Date of birth (Day Month Year): 0 8 0 1 1 9 6 2

Forename(s): Peter Alexander

Surname: Sands

Address: 14 Highbury Terrace

Post town: London

County / Region:

UK Postcode: N5 1UP

Country:

Nationality: British

Business occupation: Finance Director

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

* Voluntary details.

Name * Style / Title:

Date of birth (Day Month Year): 2 4 1 2 1 9 4 4

Forename(s): Paul David

Surname: Skinner

Address: 11 Babmaes Street

Post town: London

County / Region:

UK Postcode: SW1Y 6HD

Country: United Kingdom

Nationality: British

Business occupation: Company Director

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Company No 966425

...ctors

...ase list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

* Style / Title: The Rt. Hon. Lord

Date of birth (Day Month Year): 1 0 | 0 8 | 1 9 3 5

Forename(s): Bernard Harold Ian Halley

Surname: Stewartby

Address

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Broughton Green House

Post town: Broughton

County / Region: Peeblesshire

UK Postcode: ML12 6HQ

Country:

Nationality: British

Business occupation: Company Director

* Voluntary details.

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

* Style / Title:

Date of birth (Day Month Year):

Forename(s):

Surname:

Address

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Post town:

County / Region:

UK Postcode:

Country:

Nationality:

Business occupation:

Issued share capital

Enter details of all the shares in issue at the date of this return.

Class (e.g. Ordinary/Preference)	Number of shares issued	Aggregate Nominal Value (i.e. Number of shares issued multiplied by nominal value per share, or total amount of stock)
7 3/8 Non Cumulative Pref. Shares of £1 each	96,035,000	96,035,000.00
8 1/4 Non Cumulative Pref. Shares of £1 each	99,250,000	99,250,000.00
Non Cumulative Pref. Shares of US$5 each	331,388	1,656,940.00
Ordinary Shares of US$0.50 each Fully Paid	1,174,947,056	587,473,528.00
Totals	1,370,563,444	784,415,468.00

List of past and present shareholders

(use attached schedule where appropriate)

A full list is required if one was not included with either of the last two returns.

There were no changes in the period ☐

	on paper	in another format
A list of changes is enclosed	☐	☐
A full list of shareholders is enclosed	☐	✔

Certificate

I certify that the information given in this return is true to the best of my knowledge and belief.

Signed [signature] **Date**

† ~~a director~~ / secretary

† Please delete as appropriate.

When you have signed the return send it with the fee to the Registrar of Companies. Cheques should be made payable to **Companies House.**

This return includes ☐ continuation sheets. *(enter number)*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Group Secretary's Dept., Standard Chartered PLC,

No.1 Aldermanbury Square, London, EC2V 7SB

Tel 020 7280 6119

DX number DX exchange

FILE NO 82-5188

Blueprint 2000 Company Secretary

363a

Please complete in typescript, or in bold black capitals.

CHFP010

Annual Return

Company Number ZC18

Company Name in full Standard Chartered Bank

Date of this return

The information in this return is made up to

Day	Month	Year
1 0	0 4	2 0 0 4

Date of next return

If you wish to make your next return to a date earlier than the anniversary of this return please show the date here. Companies House will then send a form at the appropriate time.

Day	Month	Year

Registered Office

Show here the address **at the date of this return.**

1 ALDERMANBURY SQUARE

*Any change of registered office **must** be notified on form 287.*

Post town LONDON

County / Region

UK Postcode EC2V 7SB

Principal business activities

Show trade classification code number(s) for the principal activity or activities.

6512

If the code number cannot be determined, give a brief description of principal activity.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**

for companies registered in England and Wales

...r of members
...gister of members is not kept at ...gistered office, state here where it is ...pt.

1 ALDERMANBURY SQUARE

Post town: LONDON

County / Region:

UK Postcode: EC2V 7SB

Register of Debenture holders

If there is a register of debenture holders, or a duplicate of any such register or part of it, which is not kept at the registered office, state where it is kept.

1 ALDERMANBURY SQUARE

Post town: LONDON

County / Region:

UK Postcode: EC2V 7SB

Company type

Public limited company	
Private company limited by shares	X
Private company limited by guarantee without share capital	
Private company limited by shares exempt under section 30	
Private company limited by guarantee exempt under section 30	
Private unlimited company with share capital	
Private unlimited company without share capital	

Please tick the appropriate box

Company Secretary

Details of a new company secretary must be notified on form 288a.

(Please photocopy this area to provide details of joint secretaries).

* Voluntary details.

Name

* Style / Title:

Forename(s): Julie

Surname: Bamford

If a partnership give the names and addresses of the partners or the name of the partnership and office address.

Address

18 Abbey Road

Post town: Exeter

County / Region: Devon

UK Postcode: EX4 7BG

Country:

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Company No ZC18

...s directors in alphabetical order.

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

* Style / Title	Mr
Date of birth (Day Month Year)	20 11 1953
Forename(s)	Gareth Richard
Surname	Bullock

Address

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Address	47 Kingston Lane
Post town	Teddington
County / Region	Middlesex
UK Postcode	TW11 9HN
Country	
Nationality	British
Business occupation	Company Director

* Voluntary details.

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

* Style / Title	Mr
Date of birth (Day Month Year)	21 11 1952
Forename(s)	Evan Mervyn
Surname	Davies

Address

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Address	1 Drayton Gardens
Post town	
County / Region	London
UK Postcode	SW10 9RY
Country	
Nationality	British
Business occupation	Director

Company No ZC18

...rs
...t directors in alphabetical order.

Details of new directors must be notified on form 288a

Name | * Style / Title: Mr

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

	Day		Month		Year			
Date of birth	1	6	0	4	1	9	5	6

Forename(s): Michael Bernard

Surname: DeNoma

Address: 33 Beechwood Grove

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Post town:

County / Region: | UK Postcode:

Country: Singapore 738102 | **Nationality**: American

Business occupation: Director

* Voluntary details.

Name | * Style / Title: Mr

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

	Day		Month		Year			
Date of birth	0	1	1	0	1	9	4	8

Forename(s): Christopher Avedis

Surname: Keljik

Address: 62A Flood Street

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Post town: London

County / Region: | UK Postcode: SW3 5TE

Country: | **Nationality**: British

Business occupation: Banker

Company No ZC18

...rs

...t directors in alphabetical order.

Details of new directors must be notified on form 288a

Name * Style / Title: MR

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Date of birth: Day 12 Month 03 Year 1958

Forename(s): Richard Henry

Surname: Meddings

Address: SLIP MILL, SLIP MILL ROAD, HAWKHURST

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Post town: CRANBROOK

County / Region: KENT

UK Postcode: TN18 5AB

Country:

Nationality: British

Business occupation: Company Director

* Voluntary details.

Name * Style / Title: Mr

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Date of birth: Day 22 Month 04 Year 1950

Forename(s): Kaikhushru Shiavax

Surname: Nargolwala

Address: 11 White House Park

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Post town:

County / Region:

UK Postcode:

Country: Singapore 257630

Nationality: British

Business occupation: Banker

Company No ZC18

...rs
...st directors in alphabetical order.

Details of new directors must be notified on form 288a

Name

* Style / Title:

Date of birth (Day Month Year): 14 10 1940

Forename(s): Bryan Kaye

Surname: Sanderson

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Address: 40 Netherhall Gardens, Hampstead

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Post town: London

County / Region:

UK Postcode: NW3 5TP

Country:

Nationality: British

Business occupation: Company Director

* Voluntary details.

Name

* Style / Title: Mr

Date of birth (Day Month Year): 08 01 1962

Forename(s): Peter Alexander

Surname: Sands

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Address: 14 Highbury Terrace

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Post town: London

County / Region:

UK Postcode: N5 1UP

Country:

Nationality: British

Business occupation: Finance Director

Company No ZC18

...rs

...t directors in alphabetical order.

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

* Style / Title: Mr

Date of birth (Day Month Year): 2 4 | 1 1 | 1 9 5 1

Forename(s): Peter Tung Shun

Surname: Wong

Address

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

House 6, La Palais, Pak Pat Shan Road, Tai Tam

Post town:

County / Region:

UK Postcode:

Country: Hong Kong

Nationality British

Business occupation Director

* Voluntary details.

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

* Style / Title:

Date of birth (Day Month Year):

Forename(s):

Surname:

Address

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Post town:

County / Region:

UK Postcode:

Country:

Nationality

Business occupation

Company No ZC18

share capital

details of all the shares in issue
e date of this return.

Class (e.g. Ordinary/Preference)	Number of shares issued	Aggregate Nominal Value (i.e. Number of shares issued multiplied by nominal value per share, or total amount of stock)
See attached schedule		
Totals		

List of past and present shareholders

(use attached schedule where appropriate)

A full list is required if one was not included with either of the last two returns.

There were no changes in the period [X]

	on paper	in another format
A list of changes is enclosed		
A full list of shareholders is enclosed	X	

Certificate

I certify that the information given in this return is true to the best of my knowledge and belief.

Signed V. Bamford **Date** 26 April 2004

† ~~a director~~ / secretary

† Please delete as appropriate.

When you have signed the return send it with the fee to the Registrar of Companies.
Cheques should be made payable to **Companies House.**

This return includes 3 continuation sheets.
(enter number)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GROUP SECRETARY'S DEPARTMENT, STANDARD CHARTERED PLC,
1 ALDERMANBURY SQUARE, LONDON, EC2V 7SB
Tel 020 7280 7169

DX number | DX exchange |

Blueprint 2000
Company Secretary

Issued share capital
Schedule to form 363a

CHFP010

Company Number ZC18

Company Name in full Standard Chartered Bank

Currency US Dollar

Issued share capital

Enter details of all the shares in issue at the date of this return.

Class (e.g. Ordinary/Preference)	Number of shares issued	Aggregate Nominal Value (i.e. Number of shares issued multiplied by nominal value per share, or total amount of stock)
NON-CUMULATIVE PREFERENCE	1,000,000	US$5,000,000.00
ORDINARY	3,086,003,951	US$3,086,003,951 .00
Totals	3,087,003,951	3,091,003,951.00

Blueprint 2000
Company Secretary

List of past and present shareholders
Schedule to form 363a

CHFP010

Company Number ZC18

Company Name in full Standard Chartered Bank

> Changes to shareholders particulars or details of the amount of stock or shares transferred must be completed each year

> You must provide a "full list" of all the company shareholders on:
- The company's first annual return following the incorporation;
- Every third annual return after a full list has been provided

> List the company shareholders in alphabetical order or provide an index

> List joint shareholders consecutively

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)*: Class and number of shares or amount of stock transferred	Date of registration of transfer
Name: Standard Chartered PLC Address: 1 ALDERMANBURY SQUARE, LONDON, ENGLAND UK postcode: EC2V 7SB	US$5.00 NON-CUMULATIVE PREFERENCE Shares Held 1,000,000		
Name: Address: UK postcode:			
Name: Address:			

Blueprint 2000
Company Secretary

List of past and present shareholders
Schedule to form 363a

CHFP010

Company Number ZC18

Company Name in full Standard Chartered Bank

- Changes to shareholders particulars or details of the amount of stock or shares transferred must be completed each year
- You must provide a "full list" of all the company shareholders on:
  - The company's first annual return following the incorporation;
  - Every third annual return after a full list has been provided
- List the company shareholders in alphabetical order or provide an index
- List joint shareholders consecutively

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)*: Class and number of shares or amount of stock transferred	Date of registration of transfer
Name: Standard Chartered Holdings Limited Address: 1 ALDERMANBURY SQUARE, LONDON, ENGLAND UK postcode: EC2V 7SB	US$1.00 ORDINARY Shares Held 3,086,003,951		
Name: Address: UK postcode:			
Name: Address:			

FILE NO 82-5188

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Company Number 966425

Company Name in full STANDARD CHARTERED PLC

Changes of particulars form

Complete in all cases

Date of change of particulars — Day 08 Month 06 Year 2004

Name *Style / Title: MR *Honours etc:

Forename(s): RUDOLPH HAROLD PETER

Surname: MARKHAM

† Date of Birth — Day 13 Month 03 Year 1946

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*: UNILEVER HOUSE, BLACKFRIARS

Post town: LONDON

County / Region:

Postcode: EC4P 4BQ

Country: UK

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ✓

Other change *(please specify)*:

A serving ~~director~~, secretary etc must sign the form below.

Signed [signature] **Date** 28/06/04

(** director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
**Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

GROUP SECRETARY'S DEPT,
STANDARD CHARTERED PLC, LONDON
EC2V 7SB Tel 020 7280 7169
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

FILE NO 82-5188

CC8/93

OFFICE OF FAIR TRADING

Notification of changes to information held on the Public Register

Information for the Public Register

The information that you give in Parts 1 and 2 will appear on the Public Register. This means that anyone can see this information.

When to use this form

- **Use this form to tell us about**
  - new addresses
  - a change of people involved in the business.

  You do not have to pay a fee for these changes. Your licence will not need to be amended.

  You must tell us about changes within 21 working days after the date of the change. If you do not do this, you will be committing an offence.

- **Do not use this form if you want to vary**
  - name of the licence holder
  - trading names
  - categories of business activity.

  Use form **CC15** *Application to vary a Consumer Credit Licence.* You must pay a fee to vary your licence.

- **Do not use this form to tell us about**
  - changes to a company controller.

  Use form **CC12** *Notification of changes to company controllers.* You do not have to pay a fee.

Please use black ink and write in CAPITALS.

Part 1 About the licence holder

1 Licence number
This number is on your licence in the top right-hand corner.

168001

2 Licence holder
This name is on your licence in the upper left-hand corner.

Standard Chartered Bank

Your date of birth if you are a sole trader

Day	Month	Year

3 Main place of business in the United Kingdom (UK)
Please give your **current** address. This may not be the address that is printed on your licence.

No, road/street	1 ALDERMANBURY SQUARE
Village/district	
Town/city	LONDON
County	ENGLAND
Postcode	EC2V 7SB

Your application may be delayed if you do not give the correct postcode.

4 Registered office address
if you are a company. Please give your **current** address. This may not be the address that is printed on your licence.

No, road/street	1 ALDERMANBURY SQUARE
Village/district	
Town/city	LONDON
County	ENGLAND
Postcode	EC2V 7SB

5 Correspondence address
if this is different from your main place of business

No, road/street	GROUP SECRETARY'S DEPARTMENT, STANDARD CHARTERED PLC
Village/district	1 ALDERMANBURY SQUARE
Town/city	LONDON

Part 2 Changes to people involved in the business

6. Changes to a partnership, company or other organisation

Please tick the box that applies to you.

Sole trader ☐ You cannot add other people to your licence or transfer your licence to someone else. If you want to do this, you must apply for a new licence. Use form **CC1** *Application for a Customer Credit licence*.

Partnership ☐ Tell us about a change of partners.
If partners have left a partnership of 5 or fewer people, please send

- confirmation from them that they are no longer involved in the licensed business, or
- a statement from the remaining partner(s) that they are continuing in/with the licensed business.

Company [X] Tell us about a change of directors or company secretary

Other organisation ☐ Tell us about a change of people who run the organisation

New people

Surname	Other names in full	Position	Date of birth (Day / Month / Year)
Rees	Alun Michael Guest	Director	13 / 02 / 56

People who have left

Surname	Other names in full	Position	Date of birth (Day / Month / Year)

If you need more space, tick this box. ☐

Please continue on a separate sheet.

---

7. Has any new person named in question 6 of this form ever applied for a consumer credit licence in the past?

If anyone was a partner in a partnership or a director or controller of a company that applied for a licence, tick **Yes**.

No ☑

Yes ☐

Full name of applicant

Licence number or application number

IX

Confidential extra information

We need extra information about the new people named in question 6 of this form to help us decide whether you are still fit to have a Consumer Credit Licence. This extra information is confidential. It will not appear on the Public Register. If you need more space for any answers use Part 4. Or continue on a separate sheet, clearly identifying the question number.

Part 3 About new people, including new partnerships or companies

8 **Has any new person named in question 6 of this form ever had or used a different personal name?**
This might be a surname before marriage or a change by deedpoll.

No [X]
Yes [ ] Give details of name changes

Present surname	Present other names in full
Previous surname	**Previous other names in full**
Present surname	**Present other names in full**
Previous surname	**Previous other names in full**

9 **Has any new person named in question 6 of this form had any county court judgements made against them in the last 3 years?**
In Scotland these judgements are made by *sheriff's courts.*

No [✓]
Yes [ ]

Judgement against the name of	Number of Judgements

We may write to you for more information.

10 **Has any new person named in question 6 of this form been a director or secretary or controller of any company in the last 3 years that has**
- **gone into liquidation**
- **called in a receiver**
- **been wound up?**

If any company named on this form has gone into liquidation or called in a receiver or been wound up in the last 3 years, tick **Yes**.

No [✓]
Yes [ ]

Surname

Other names in full

Company name

Please send a copy of the liquidator's report and the full Statement of Affairs, listing all creditors.

11 **Is any new person named in question 6 of this form an undischarged bankrupt or been declared bankrupt in the last 5 years?**
If an Administration Order has been applied for, still tick **Yes**.

No [✓]
Yes [ ]

Surname

Other names in full

If the bankruptcy or sequestration is discharged, please send a copy of the

Part 3 About new people *(continued)*

Please read the notes carefully before completing question 12

12 Has any new person named in question 6 of this form ever been convicted of any offence, or been a partner in a partnership or a director, secretary or controller of a company or an officer of any other organisation which has been convicted of an offence?

If a partnership or company named in this form was convicted of an offence, still tick **Yes**.

You do **not** need to tell us about

- any company that was convicted more than 10 years ago
- spent convictions under the *Rehabilitation of Offenders Act.*

The law about this is complex. It is **your** responsibility to check whether convictions are spent. If you are not sure, get legal advice. Or tell us about them anyway.

No ☑
Yes ☐

Surname

Other names in full

Name of company, partnership, other organisation
if applicable

Court name

Full details of offence, fines and sentence

Date of conviction

Day	Month	Year

Surname

Other names in full

Name of company, partnership, other organisation
if applicable

Court name

Full details of offence, fines and sentence

Date of conviction

Day	Month	Year

Surname

Other names in full

Name of company, partnership, other organisation
if applicable

Court name

Full details of offence, fines and sentence

Date of conviction

Day	Month	Year

Part 4 Other information

13 You can use this space to give more information

- Please tick the question numbers opposite to tell us which questions you are giving more information about.
- Write the Part number and the question number next to your answers.
- Use the same format for your answers as in the main part of this form.

Question 8 ☐ 9 ☐ 10 ☐ 11 ☐ 12 ☐

Part 5 Checklist

14 Documents you are sending
Check that you are sending any documents that we have asked for. Please tick the documents you are sending.

Statement about partners' roles ☐
if partners have left

Statement of Affairs listing unsecured creditors ☐
if a company has gone into liquidation or called in a receiver or been wound up in the last 3 years

A copy of the Certificate of Discharge ☐
if bankruptcy or sequestration has been discharged

A copy of the Certificate of Satisfaction ☐
if a county court judgement is satisfied

A copy of the 'F' Registration document ☐

Part 6 Declaration and signature

Please make sure that you read and understand each part of this declaration.

I understand

- that I am responsible for all the information that I have given on this form, including information about other people
- that if I give any information that is false or misleading, and I do this knowingly or recklessly, I will be committing a criminal offence, and my licence may be revoked.

I confirm

- that anyone named in this form who needs to be authorised under any Acts, has obtained the necessary authorisation. Examples of these Acts are
  - Banking Act 1987
  - Credit Unions Act 1979
  - Insurance Brokers Registration Act 1977
  - Financial Services Act 1986.

I declare

- that the information I have given on this form is true and complete.

I understand

- that this form will not be accepted if any sections have been amended - this applies to the question, not the answer.

Full name of person signing the form

JULIE BAMFORD

Position in the business

Sole trader	☐
Partner in a partnership, or sole remaining partner	☐
Company director or company secretary	☒
Person authorised to accept documents in the UK for a foreign-based company	☐
Person involved in the running of any other organisation	☐
None of the above	☐

You need a letter of authorisation to sign this form.

Daytime phone number

020 7280 7169

Signature

J. Bamford

Date

Day	Month	Year
02	08	04

Part 7 Where to send this form

Before you send this form back, please check

- that you have changed the right details
- that you have answered all the questions that apply to you. And if you have given information about other people, make sure that you have answered all the questions on the form that apply to them
- that you have signed the form.

If you have missed any questions, we will have to send the form back to you to complete.

Send this form and your documents to

Office of Fair Trading
Consumer Credit Licensing Bureau
Craven House
40 Uxbridge Road
Ealing
London W5 2BS

Part 8 What happens next

The changes that you have told us about in this form will be noted on our records but your licence does not need to be amended. You can carry on trading as normal. We will write to tell you when the changes have been entered on the Public Register. If we need any more information we will get in touch with you.

Interim Report 2004


Standard
Chartered
起 START

FILE NO 82-5188

Leading the way in Asia, Africa and the Middle East

Standard
Chartered

HIGHLIGHTS

STANDARD CHARTERED PLC RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2004

Results

- Profit before tax up 52 per cent to $1,106 million, compared with $730 million* in H1 2003 (H2 2003: $829 million*).
- Net revenue up 16 per cent to $2,722 million from $2,340 million* (H2 2003: $2,400 million*).
- Costs (including goodwill) up 14 per cent to $1,475 million (H1 2003: $1,296 million*; H2 2003: $1,338 million*).
- Debt charge down 55 per cent to $139 million (H1 2003: $308 million; H2 2003: $228 million).
- Normalised earnings per share up 41 per cent at 57.9 cents (H1 2003: 41.0 cents; H2 2003: 49.6 cents).
- Normalised return on equity reaches 19.0 per cent (H1 2003: 14.3 per cent; H2 2003: 16.7 per cent).
- Interim dividend per share increased by 10 per cent to 17.06 cents.

Significant achievements

- Record first half profits
- Consumer Banking operating profit up 47 per cent
- Wholesale Banking operating profit up 31 per cent
- Incorporated local business in Hong Kong, ahead of schedule
- Acquisition of PrimeCredit

Commenting on these results, the Chairman of Standard Chartered PLC, Bryan Sanderson, said:

"The Group has achieved another strong half-year performance and we see good growth across most of our markets. We are an increasingly confident bank with a growing track record for performance, strongly positioned in a number of vibrant and growing economies. We intend to take full advantage of these positive conditions."

*Comparative restated (see note 32 on page 71).

STANDARD CHARTERED PLC - TABLE OF CONTENTS

Unless another currency is specified, the word "dollar" or symbol "$" in this document means United States dollar.

STANDARD CHARTERED PLC - SUMMARY OF RESULTS
FOR THE SIX MONTHS ENDED 30 JUNE 2004

	6 months ended 30.06.04 $m	6 months ended 30.06.03* $m	6 months ended 31.12.03* $m
RESULTS			
Net revenue	**2,722**	2,340	2,400
Provisions for bad and doubtful debts and contingent liabilities	**(139)**	(308)	(228)
Profit before taxation	**1,106**	730	829
Profit attributable to shareholders	**746**	481	549
BALANCE SHEET			
Total assets	**129,135**	119,846	120,224
Shareholders' funds:			
Equity	**7,367**	6,829	6,897
Non-equity	**655**	625	649
Capital resources	**14,571**	13,343	14,127
INFORMATION PER ORDINARY SHARE	**Cents**	Cents	Cents
Earnings per share – normalised basis	**57.9**	41.0	49.6
basic	**61.2**	38.7	43.8
Dividend per share	**17.06**	15.51	36.49
Net asset value per share	**628.4**	585.0	588.9
RATIOS	**%**	%	%
Post-tax return on equity – normalised basis	**19.0**	14.3	16.7
Cost income ratio – normalised basis	**53.2**	53.6	53.2
Capital ratios:			
Tier 1 capital	**9.2**	8.5	8.7
Total capital	**15.6**	14.3	14.6

* Comparative restated (see note 32 on page 71).

Results on a normalised basis reflect the Group's results excluding amortisation of goodwill, profits/losses of a capital nature, profits/losses on repurchase of share capital and subordinated debt.

STANDARD CHARTERED PLC - CHAIRMAN'S STATEMENT

I am pleased to report that the Group has achieved another strong half-year performance.

While we have certainly had the advantage of a 'fair wind' in some of our markets, we have delivered real growth and productivity improvement, extending our track record of consistent performance.

First Half Results

Revenue is up 16 per cent on the first half of 2003, pre-tax profit is up 52 per cent. The Board has approved an interim dividend of 17.06 cents. In addition we have achieved strong earnings per share growth with EPS up 41 per cent.

Creating the Right Governance Structure

It is important that we have the right governance platform to ensure we sustain our strong performance. Good governance not only underpins shareholder confidence that we are a well-run institution, but it also adds value to our business.

We have made a number of changes to the Board structure to bring us in line with the new Combined Code. These include: the creation of a new Nomination Committee, the establishment of a separate Remuneration Committee and the appointment of a Senior Independent Director, Hugh Norton.

In addition we have appointed four new high-calibre Non-Executive Directors; Paul Skinner, Ruth Markland, Jamie Dundas and Oliver Stocken. Each brings a wealth of experience in our key markets.

These changes have strengthened the Board and increased its diversity and breadth of international and financial experience.

It is essential that the Board is there to question and challenge the management of the Company. The Non-Executive Directors are there to provide support and encouragement but not comfort.

I am confident that we have the right Board with the right expertise to take our Company forward.

Community

Many things help define the culture of a company, and our work in the area of Corporate Social Responsibility sets us apart.

Nothing has quite gripped the imagination and hearts and minds of our staff like "Seeing is Believing", which has already restored sight to 68,000 people. That's why we are expanding our "Seeing is Believing" programme with the target of restoring sight to one million people over the next three years.

We will continue with our AIDS programme, "Living with HIV", and extend this to include the provision of anti-retroviral drugs for employees and their immediate dependents. We aim to break down the myths surrounding HIV, a pandemic that is not only present in our markets but across the globe.

We are also launching a new initiative around our marathon sponsorships in Hong Kong, Singapore, Mumbai and Nairobi. This is another demonstration of the strength of our brand.

Positioning for Growth

Our strategy is threefold:

We will pursue organic growth across our markets with small add-ons to fill gaps in our coverage and extend our product range. Second, we will build on our long history in China: in the Pearl River Delta by using and enhancing our Hong Kong base; and by seeking alliances with one or more local banks to cover the key economic areas. The incorporation last month of our local

business in Hong Kong will help us take advantage of closer economic integration with mainland China.

Third, we will examine acquisitions in a few selected markets where we would like to be much bigger, faster. However, financial discipline will be at the top of our agenda, as demonstrated earlier this year in South Korea. We reached a point where we were unwilling to proceed with discussions on KorAm and opted to take a profit of $95 million on our stake.

We are successfully building a broader base with a growing proportion of our revenue coming from India, Africa and the Middle East. This diversity of earnings opens up opportunities which we are well positioned to capitalise on.

Growth in Our Markets

As one of the world's most international banks we are operating under economic conditions that are considerably different from our OECD counterparts. Right now, we see good growth across most of our markets. Despite uncertainties, such as rising interest rates, the upward trend in oil prices and the threat of terrorist shocks, we expect this growth to continue.

What distinguishes us is that we are an increasingly confident bank with a growing track record for performance, strongly positioned in a number of vibrant and growing economies. We intend to take full advantage of these positive conditions. However, we will be disciplined and consistent performance remains our top priority.

Bryan Sanderson CBE
Chairman
4 August 2004

In the first half of 2004 we have continued to deliver strong financial performance, achieving a record profit of $1,106 million, an increase of 52 per cent half year on half year. Revenue has increased 16 per cent and the momentum in our businesses is strong.

Our aspiration is to become the world's best international bank, leading the way in Asia, Africa and the Middle East.

Over the last two years our management team has been committed to improving performance and taking returns to a higher level. We have achieved this and will continue to deliver for our shareholders, while sustaining the growth and investment in our businesses.

We have made a number of one-off gains in the first half, which have contributed to our strong results, including the disposal of our stake in Bank of China (BOC Hong Kong (Holdings) Limited) for a profit of $36 million, and our holding in KorAm for a profit of $95 million.

Offsetting these gains we took the opportunity to repurchase some surplus subordinated debt in India, where we paid a premium of $21 million. We also incurred one-off costs of $18 million for incorporating our business in Hong Kong.

Progress on our Management Agenda

At our annual results in February 2004 we outlined six key priorities for 2004:

- Accelerate Consumer Banking revenue and growth
- Drive returns in Wholesale Banking
- Step up growth in India
- Build China options
- Deliver technology benefits
- Begin out-serve journey

We continue to make excellent progress on our near term management agenda. We have a very clear and ambitious strategy and we are making the right strategic moves to deliver against it.

Consumer Banking

Consumer Banking is a high growth, high return on equity business. In the first half of 2004 revenues increased by ten per cent.

Our good performance last year allowed us to accelerate the pace of investment to capture growth opportunities. Costs therefore increased by 13 per cent. This investment is already paying off and we have seen strong double-digit revenue growth in countries like Thailand, UAE, Bangladesh and Malaysia.

Costs remain in line with the second half of 2003, up two per cent, as investment in distribution and product capabilities is maintained to capitalise on the opportunities in our markets.

Overall, bad debts have fallen by 47 per cent. Bad debts in Hong Kong have fallen more quickly than expected and outside Hong Kong, bad debt levels have improved as a result of the investments in our risk discipline and a benign credit environment.

We have seen excellent customer acquisition in wealth management through innovative products such as retail bonds and investment products, the beginnings of what is a strong international banking proposition, solid progress in cards and we are continuing to gain market share in mortgages.

Consumer Banking is now becoming a broader, more customer-centric business with a growing product set. However, the market is changing and there are a number of businesses where we are currently a small player - for example, we have a small market share in the SME (Small and Medium sized Enterprises) business. This is a very profitable segment and we have now developed new SME product propositions that we are rolling out, initially in Hong Kong, Singapore and Thailand.

We have not been present in the consumer finance business in Asia. Consequently, we acquired PrimeCredit in Hong Kong - this acquisition is small but is important for our entry

to the consumer finance market. We will learn from this acquisition as we look to expand this business in the region.

Demographic changes in our markets and increasing demand for banking products gives us many growth opportunities in Consumer Banking. We intend to seize these opportunities.

Wholesale Banking

The transformation of our Wholesale Banking business continues apace and it is now beginning to deliver on its potential - with positive jaws (the gap between revenue and cost increases), a broader product capability with a significant expansion of the global markets business, a good trade-off of revenue and risk and, as a result of all these, improved returns on tightly controlled economic capital.

Revenues have increased by 13 per cent with particularly good growth in global markets and commercial banking products.

Costs have increased in the first half due to the increased investment in product capabilities, including debt capital markets, derivatives, investment in infrastructure and also an increase in performance-driven variable compensation. We believe all of these measures will prove to be good investments and will deliver strong returns.

Bad debts remained at a very low level in the first half, due to good risk management and a benign credit environment.

We believe that we have much more potential as we widen our product array. Our constant focus is on balancing risk with reward and delivering good returns.

Hong Kong and Greater China

Hong Kong is our largest market and China is at the heart of our growth strategy. On 1 July 2004, we incorporated our Hong Kong business, which will provide the Group with an opportunity to further capitalise on the business advantages created as a result of the closer economic integration between Hong Kong and China.

We have seen a significant improvement in economic conditions in Hong Kong from last year and the bankruptcy problem has improved considerably on the back of reduced unemployment levels. However consumer spending remains sluggish. We are changing our business model, expanding our branch footprint, refurbishing branches and launching a marketing campaign to win market share.

China remains a key priority for us. We are applying for new licences, driving forward our branch expansion plans and extending our Hong Kong business into the Pearl River Delta. We are developing the right growth options and have the scale to be a big player.

India

India is a country where we have huge ambitions. It is also a market in which we have seen strong growth in favourable economic conditions.

We have grown our sales force dramatically over the last 12 months. We have already added 2,200 new sales agents, expanded our ATM network and we will open 11 new branches in the second half, extending our coverage to 40 cities next year.

Technology and Operations

In Technology and Operations we are now a leader in our industry in hubbing of operational and analytical roles. Our Shared Service Centres in Chennai and Kuala Lumpur give us operating scale, allowing us to control our costs.

We are also at the forefront in terms of developing systems and software offshore. This has allowed us to build innovative systems to support our customers, particularly in Consumer Banking.

Focus on Service

Although we are one of the leading banks in service in the markets we operate in, our goal is to provide excellent service. In some areas, for example, Priority Banking globally and 20twenty in South Africa we already do this. We want to make every customer experience as good as the best ones that we offer today. We are absolutely committed to making this happen because we believe stronger customer satisfaction and loyalty will ultimately lead to improved returns.

Growth in Other Markets

Middle East South Asia

We are growing rapidly in the Middle East South Asia region, taking advantage not only of the size and sophistication of the banking population in this region - approximately 470 million people - but also the fragmented competition.

Our growth is broad-based across a number of countries - UAE, Qatar, Pakistan, Bangladesh and Bahrain are performing well.

Africa

Africa has had a good first half - particularly in Wholesale Banking. Strong commodity prices and US investment in the oil and infrastructure sectors have accelerated growth across the region.

Our growth strategy is focused on Nigeria and South Africa, but we are also doing well in markets like Tanzania, Uganda and Botswana.

Disciplined Growth

As we position the Company for accelerated growth, we will ensure that the engine of the Bank is fuelled with effective processes and controls, good risk discipline and the right systems and infrastructure.

Strong processes and controls will make us more nimble and forward-looking in a changing world. And it makes us more confident as we step up the pace of growth.

The Outlook - Delivering Today, Investing for Tomorrow

Our performance in the first half has been strong. However, there is no room for complacency. The external environment is still prone to shocks and there are a number of uncertainties. We have to stay focused and keep on delivering, just as we have done in the last few years.

We have a clear and ambitious strategy, a confident management team and there are plenty of opportunities in our markets.

We are confident we will continue to deliver improved performance.

Mervyn Davies CBE
Group Chief Executive
4 August 2004

GROUP SUMMARY

The Group delivered another strong performance in the six months ended 30 June 2004 with a record profit before tax of $1,106 million, up 52 per cent on the equivalent period last year. Normalised earnings per share has grown by 41 per cent to 57.9 cents. (Refer to note 10 on page 48 for the details of basic and diluted earnings per share).

The first half performance was driven by broad-based growth across geographies and products and an excellent debt performance. The results have also benefited from two one-off gains reported within other operating income. In January 2004 the Group sold its investment in BOC Hong Kong (Holdings) Limited realising a net profit of $36 million and in May 2004, it disposed of its investment in KorAm realising a net profit of $95 million. These gains were partially offset by a $21 million premium paid on the repurchase of surplus subordinated debt in India. One-off costs of $18 million were incurred on incorporating the Group's business in Hong Kong. The effect of these gains and charges, all of which arose from corporate decisions taken at the centre and are non-recurring in nature, have not been attributed to the Consumer Banking and Wholesale Banking businesses in the business segmental results. Profit before tax adjusted for these one-off gains and charges increased by 39 per cent compared to the first half of 2003.

The Group has adopted fully the provisions of FRS 17 "Retirement Benefits" for the first time and prior period figures have been restated. See note 32 on page 71.

Net revenue has grown by 16 per cent in total to $2,722 million compared to the first half of last year. The increase is 12 per cent when adjusted for the one-off items above. Both Consumer Banking and Wholesale Banking achieved double digit revenue growth. Business momentum is strong.

Net interest income grew by six per cent to $1,546 million. A fall in interest margins from 2.8 per cent to 2.7 per cent has been offset by 11 per cent growth in average earning assets. Interest spread fell from 2.6 per cent to 2.4 per cent.

Net fees and commissions increased by 24 per cent from $536 million to $665 million. Growth was seen in every region, driven by wealth management, mortgages and corporate advisory services.

Revenue from dealing profits grew by 21 per cent from $274 million to $332 million, largely driven by customer led foreign exchange dealing. In particular, retail foreign exchange performed well.

Other operating income at $176 million compares to $79 million for the same period last year. The increase reflects the profit on disposal of investments in KorAm and BOC Hong Kong (Holdings) Limited. This was partly offset by a fall in profits on investment securities as a result of a programme to reduce the risk in the book in 2003 and the premium on the repurchase of subordinated debt in India.

Total operating expenses increased from $1,296 million to $1,475 million. Of this increase $18 million resulted from incorporating the business in Hong Kong and $21 million from accelerated goodwill amortisation. The adjusted cost increase, excluding goodwill, was 11 per cent, broadly in line with adjusted revenue growth. The normalised cost income ratio has fallen from 53.6 per cent in the first half of 2003 to 53.2 per cent in the current period. With strong revenue growth, the Group continued to invest for growth and increased spend on its regulatory and control infrastructure.

Provisions for bad and doubtful debts fell by 55 per cent to $139 million. This excellent performance is a direct result of significantly strengthened risk management discipline, as well as a favourable credit environment.

CONSUMER BANKING

Consumer Banking showed strong momentum with operating profit up 47 per cent over the first half of 2003 to $524 million. The accelerated investment in growth opportunities in the second half of 2003 is delivering results. Revenue increased by ten per cent to $1,335 million, driven by strong asset growth of 15 per cent outside Hong Kong and an increased contribution across all product segments. Investing for growth has led to a 13 per cent increase in costs when compared to the first half of 2003, but only two per cent when compared to the second half of 2003. The bad debt charge fell by 47 per cent. The debt charge in Hong Kong fell significantly and charges elsewhere also improved.

Hong Kong delivered an excellent increase in operating profit of 117 per cent to $234 million. This was largely driven by a lower debt charge and tight cost control. Revenue grew by five per cent to $489 million. Strong margin growth in mortgages and a good performance in wealth management was offset by subdued asset levels across the market.

In Singapore, operating profit was broadly flat at $90 million in an intensely competitive environment. Despite contracting margins, revenue growth was four per cent, fuelled by wealth management and asset growth in Business Financial Services.

Operating profit in Malaysia was up 21 per cent to $35 million with strong performance across all products. Revenue grew by 13 per cent. Continued margin pressure in the mortgage portfolio was offset by higher volume. Wealth management revenue increased significantly, driven by unit trust sales.

In Other Asia Pacific, operating profit at $37 million was constrained by growth in costs which increased by 29 per cent to $112 million as the Group took advantage of growth opportunities, particularly in South Korea and China. There was good profit growth in Taiwan fuelled by investment services sales and retail deposits. Revenue in Thailand grew by 35 per cent driven by credit cards and personal loans. Wealth management and personal loans contributed to revenue growth of 21 per cent in Indonesia.

In India, strong asset growth and a lower debt charge drove operating profit up by 72 per cent to $43 million, despite contracting margins. Costs increased by $11 million to $70 million as a result of continued investment to support the rapid business growth and enhanced risk management.

Operating profit in the UAE increased by $6 million to $30 million with revenue up by 18 per cent, driven by credit cards and personal loans. Costs were higher than the equivalent period in 2003, reflecting the continued investment from the second half of 2003. Elsewhere in MESA operating profit grew by 14 per cent to $32 million with strong performances in Bangladesh, and Bahrain.

In Africa, operating profit has increased by ten per cent, with revenue up by 24 per cent to $107 million. This was largely driven by asset growth in Botswana, Nigeria and Uganda and improved margins in Zimbabwe. Costs have grown by 26 per cent. This was driven by continued investment in Nigeria and South Africa and inflationary pressures.

The Americas, UK and Group Head Office has seen an increase in operating profit from $5 million to $12 million, largely driven by tight cost control. The business has been refocused on a new international banking offering which has delivered promising growth in the first half of 2004 through five international booking centres.

The following tables provide an analysis of operating profit by geographic segment for Consumer Banking:

6 months ended 30.06.04

	Asia Pacific									
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	UAE $m	Other Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Consumer Banking Total $m
Net revenue	**489**	**168**	**88**	**180**	**124**	**59**	**81**	**107**	**39**	**1,335**
Costs	**(200)**	**(58)**	**(45)**	**(112)**	**(70)**	**(25)**	**(44)**	**(93)**	**(27)**	**(674)**
Charge for debts	**(55)**	**(20)**	**(8)**	**(31)**	**(11)**	**(4)**	**(5)**	**(3)**	**-**	**(137)**
Operating profit	**234**	**90**	**35**	**37**	**43**	**30**	**32**	**11**	**12**	**524**

6 months ended 30.06.03*

	Asia Pacific									
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	UAE $m	Other Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Consumer Banking Total $m
Net revenue	464	161	78	157	107	50	66	86	40	1,209
Costs	(192)	(53)	(40)	(87)	(59)	(20)	(36)	(74)	(34)	(595)
Charge for debts	(164)	(19)	(9)	(32)	(23)	(6)	(2)	(2)	(1)	(258)
Operating profit	108	89	29	38	25	24	28	10	5	356

6 months ended 31.12.03*

	Asia Pacific									
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	UAE $m	Other Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Consumer Banking Total $m
Net revenue	490	167	84	176	116	52	72	84	38	1,279
Costs	(218)	(57)	(38)	(100)	(67)	(26)	(46)	(84)	(24)	(660)
Charge for debts	(118)	(21)	(10)	(26)	(36)	(5)	(3)	(2)	1	(220)
Operating profit	154	89	36	50	13	21	23	(2)	15	399

*Comparative restated (see note 32 on page 71).

An analysis of Consumer Banking revenue by product is set out below:

Revenue by product	**6 months ended 30.06.04 $m**	6 months ended 30.06.03* $m	6 months ended 31.12.03* $m
Cards and Personal Loans	**538**	506	537
Wealth Management / Deposits	**425**	403	402
Mortgages and Auto Finance	**351**	283	320
Other	**21**	17	20
	1,335	1,209	1,279

*Comparative restated (see note 32 on page 71).

Cards and personal loans have delivered a stable performance with six per cent growth in a very competitive price environment. Hong Kong has returned to profitability despite eight per cent decline in cards outstandings, as bankruptcy losses continued to fall sharply. Outside of Hong Kong, the portfolio grew by over ten per cent.

Wealth management revenue has increased by five per cent to $425 million with strong demand for investment products, partially offset by compression in deposit margins.

Mortgages and Auto Finance revenue has grown by 24 per cent to $351 million driven by new product successes, increased fee income and, in Hong Kong, improved margins.

Costs in Consumer Banking have increased by $79 million to $674 million, 13 per cent. This was a direct result of the continued pace of investment in distribution and products which began in the second half of 2003. Cost growth over the second half of 2003 was two per cent.

The net charge for debts in Consumer Banking has fallen by 47 per cent to $137 million. Bankruptcy charges in Hong Kong have fallen significantly from $104 million in first half of 2003 to $40 million in the current period. This reduction was better than the industry average over the period. Outside of Hong Kong, the debt charge also improved despite 15 per cent asset growth, testimony to the success in reinforcing risk management across all geographies.

WHOLESALE BANKING

Wholesale Banking had a very successful first half of 2004 with operating profit up 31 per cent at $578 million. This has been achieved on tightly controlled economic capital. Revenue has increased by 13 per cent to $1,277 million, with good growth across all product segments in global markets and commercial banking. Customer revenues were up by more than 20 per cent. Costs have increased by ten per cent due to increased investment in product capabilities such as debt capital markets and derivatives, increased spend on infrastructure and controls, and an increase in performance driven compensation. The net debt charge remained at a very low level. This reflected success in changing the risk profile of the business and also a benign credit environment.

The following tables provide an analysis of operating profit by geographic segment for Wholesale Banking:

6 months ended 30.06.04

	Asia Pacific									
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	UAE $m	Other Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Wholesale Banking Total $m
Net revenue	**201**	**97**	**51**	**222**	**136**	**75**	**95**	**163**	**237**	**1,277**
Costs	**(112)**	**(58)**	**(29)**	**(133)**	**(46)**	**(25)**	**(36)**	**(73)**	**(183)**	**(695)**
Charge for debts	**(37)**	**3**	**7**	**17**	**-**	**4**	**7**	**4**	**(7)**	**(2)**
Amounts written off fixed asset investments	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**(2)**	**(2)**
Operating profit	**52**	**42**	**29**	**106**	**90**	**54**	**66**	**94**	**45**	**578**

6 months ended 30.06.03 *

	Asia Pacific									
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	UAE $m	Other Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Wholesale Banking Total $m
Net revenue	185	89	42	162	142	67	88	125	231	1,131
Costs	(107)	(52)	(31)	(129)	(40)	(22)	(28)	(60)	(165)	(634)
Charge for debts	(17)	-	5	(31)	1	8	10	(8)	(18)	(50)
Amounts written off fixed asset investments	-	-	-	-	(1)	-	-	-	(5)	(6)
Operating profit	61	37	16	2	102	53	70	57	43	441

6 months ended 31.12.03 *

	Asia Pacific									
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	UAE $m	Other Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Wholesale Banking Total $m
Net revenue	216	69	31	186	101	65	89	148	216	1,121
Costs	(99)	(48)	(26)	(111)	(46)	(23)	(33)	(63)	(162)	(611)
Charge for debts	(6)	7	16	(10)	(2)	1	(1)	3	(16)	(8)
Amounts written off fixed asset investments	-	-	-	-	(3)	-	-	-	(2)	(5)
Operating profit	111	28	21	65	50	43	55	88	36	497

*Comparative restated (see note 32 on page 71).

In Hong Kong, net revenue grew by nine per cent from $185 million to $201 million. The growth was driven by foreign exchange and derivatives on the back of strong trade flows. Costs were $5 million higher at $112 million with continued investment in the front office partially offset by reduction in technology costs.

Revenue in Singapore grew by nine per cent. Strong customer revenue more than offset a decline in revenue from asset and liability management. The increase in costs from $52 million to $58 million was mainly due to investment in risk and governance infrastructure.

In Malaysia, revenue increased from $42 million to $51 million with good growth in global markets products facilitated by a wider product mix and advisory services. Costs have been tightly controlled.

The Other Asia Pacific region had an exceptional performance with strong growth in the Philippines, Taiwan, Thailand and Indonesia. Revenue grew by 37 per cent to $222 million. This increase was broadly spread across the commercial banking and global markets product range. Costs were well managed.

In India, profit on the sale of investment securities arising as a result of a programme, to reduce the risk in the book, was significantly lower. Excluding the effect of this, revenue grew by around 30 per cent to $136 million. This reflected broad based product growth with positive contribution from all customer segments. The increase in costs of 15 per cent to $46 million has been driven by investment in new businesses, people and infrastructure to capture further growth opportunities.

In the UAE revenue increased by 12 per cent to $75 million, driven largely by foreign exchange, cash management and structured global markets products. Elsewhere in the region revenue grew from $88 million to $95 million, led by strong cross-sell opportunities for global markets products. The increase in costs in the region was due to expansion into Iraq and Afghanistan, investment in infrastructure and continued strengthening of risk and governance functions.

In Africa, revenue at $163 million was 30 per cent higher than the first half of 2003. Strong commodity prices and relative economic stability in a number of key markets have contributed to this result. Costs grew by 22 per cent, mainly due to inflationary pressure and expansion in Nigeria and South Africa.

The Americas, UK and Group Head Office has seen revenue increase of three per cent to $237 million. Strong fees and commissions were partially offset by reduced yield on asset and liability management.

An analysis of Wholesale Banking revenue by product is set out below:

Revenue by product	**6 months ended 30.06.04 $m**	6 months ended 30.06.03* $m	6 months ended 31.12.03* $m
Trade and Lending	**433**	393	422
Global Markets	**615**	553	501
Cash Management and Custody	**229**	185	198
	1,277	1,131	1,121

*Comparative restated (see note 32 on page 71).

Trade and lending revenue has increased by ten per cent to $433 million. Strong growth was seen in Hong Kong and Singapore underpinned by strong intra-Asian trade flows, and in Africa.

Global markets revenue has grown strongly at 11 per cent. Investment in new product capability in debt capital markets, structured trade and derivatives has started to deliver good returns. The decline in revenue from asset and liability management in 2003 has stabilised with changes in interest rate direction and the shape of the yield curve.

Cash management and custody was up by 24 per cent reflecting both strong volume growth, particularly in India and Africa, and stabilising margins.

Costs in Wholesale Banking have increased by ten per cent. This was due to further investment for growth, increased spending on infrastructure and controls, and higher performance driven costs, largely due to variable compensation.

The Wholesale Banking debt charge was $2 million compared to $50 million in the previous period. Gross provisions were down by over 40 per cent with recoveries lower by 15 per cent. This has been achieved through continued enhancement of risk management processes and improvement in the risk profile, together with a favourable credit environment.

RISK

Risk is inherent in the Group's business and the effective management of that risk is seen as a core competency within Standard Chartered. Through its risk management structure the Group seeks to manage efficiently the eight core risks: credit, market, country and liquidity risk arise directly through the Group's commercial activities whilst business, regulatory, operational and reputational risk are a normal consequence of any business undertaking. The key element of our risk management philosophy is for the risk functions to operate as an independent control working in partnership with the business units to provide a competitive advantage to the Group.

Ultimate responsibility for the effective management of risk rests with the Company's Board of Directors who control and manage risk through the Audit and Risk Committee. The Audit and Risk Committee reviews specific areas of risk, and guides and monitors the activities of the Group Asset and Liability Committee and the Group Risk Committee.

All the Executive Directors of Standard Chartered PLC are members of the Group Risk Committee which is chaired by the Group Executive Director, Risk (GED Risk). This Committee has responsibility for determining the Group standards and policies for risk measurement and management, and also delegating authorities and responsibilities to various sub committees.

The GED Risk, together with Group Internal Audit, provides independent assurance that risk is being measured and managed in accordance with the Group's standards and policies.

Credit Risk

Credit risk is the risk that a counterparty will not settle its obligations in accordance with agreed terms.

Credit exposures include individual borrowers, connected groups of counterparties and portfolios, on the banking and trading books.

Loan Portfolio

The following tables set out by maturity the amount of customer loans net of provisions:

	30.06.04				30.06.03			
	One year or less $m	**One to five years $m**	**Over five years $m**	**Total $m**	One year or less $m	One to five years $m	Over five years $m	Total $m
Consumer Banking								
Mortgages	**1,998**	**4,289**	**14,927**	**21,214**	2,144	4,372	14,055	20,571
Other	**5,107**	**3,431**	**1,757**	**10,295**	4,832	3,175	1,512	9,519
Total	**7,105**	**7,720**	**16,684**	**31,509**	6,976	7,547	15,567	30,090
Wholesale Banking	**26,161**	**4,355**	**2,032**	**32,548**	21,565	4,234	2,582	28,381
General provisions				**(386)**				(458)
Net loans and advances to customers	**33,266**	**12,075**	**18,716**	**63,671**	28,541	11,781	18,149	58,013

	31.12.03			
	One year or less $m	One to five years $m	Over five years $m	Total $m
Consumer Banking				
Mortgages	2,072	4,333	14,320	20,725
Other	4,963	3,551	1,903	10,417
Total	7,035	7,884	16,223	31,142
Wholesale Banking	22,561	4,545	1,921	29,027
General provisions				(425)
Net loans and advances to customers	29,596	12,429	18,144	59,744

The Group's loans and advances to customers are predominantly short term with over half the portfolio having a maturity of one year or less.

The longer term portfolio, with a maturity of over five years, mainly relates to Consumer Banking personal residential mortgages and term lending products.

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

The following tables set out an analysis of the Group's net loans and advances as at 30 June 2004, 30 June 2003 and 31 December 2003 by the principal category of borrowers, business or industry and/or geographical distribution:

30.06.04

	Asia Pacific Hong Kong $m	Asia Pacific Singapore $m	Asia Pacific Malaysia $m	Asia Pacific Other Asia Pacific $m	India $m	UAE $m	Other Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Loans to individuals										
Mortgages	12,342	4,233	2,563	773	903	-	78	40	282	21,214
Other	1,995	2,016	418	2,306	1,166	718	1,193	375	108	10,295
Consumer Banking	14,337	6,249	2,981	3,079	2,069	718	1,271	415	390	31,509
Agriculture, forestry and fishing	-	40	54	62	22	-	40	143	325	686
Construction	56	39	19	63	63	91	100	21	5	457
Commerce	1,460	970	154	791	160	712	384	343	737	5,711
Electricity, gas and water	421	53	23	227	111	1	117	166	98	1,217
Financing, insurance and business services	1,714	947	375	718	335	720	292	41	1,032	6,174
Loans to governments	-	1,045	1,155	53	-	-	13	11	232	2,509
Mining and quarrying	-	1	66	40	-	98	79	40	345	669
Manufacturing	1,514	640	258	2,537	902	204	1,119	391	1,646	9,211
Commercial real estate	906	689	176	344	-	-	1	11	18	2,145
Transport, storage and communication	385	231	230	126	99	33	248	139	1,539	3,030
Other	49	96	137	124	30	36	184	19	64	739
Wholesale Banking	6,505	4,751	2,647	5,085	1,722	1,895	2,577	1,325	6,041	32,548
General provision									(386)	(386)
Total loans and advances to customers	20,842	11,000	5,628	8,164	3,791	2,613	3,848	1,740	6,045	63,671
Total loans and advances to banks	4,608	945	160	4,357	249	687	899	341	6,341	18,587

Under "Loans to individuals - Other", $1,250 million (30 June 2003: $1,360 million; 31 December 2003: $1,371 million) relates to the cards portfolio in Hong Kong. The total cards portfolio is $3,289 million (30 June 2003: $3,249 million; 31 December 2003: $3,329 million).

Approximately 49 per cent (30 June 2003: 52 per cent; 31 December 2003: 52 per cent) of total Loans and Advances to Customers relates to the Consumer Banking portfolio, predominantly personal residential mortgages.

The Wholesale Banking portfolio is well diversified across both geography and industry. The Group does not have any significant concentrations in special interest industries such as Aviation, Telecoms and Tourism. Exposure to each of these industries is less than five per cent of Wholesale Banking Loans and Advances to Customers.

	30.06.03									
	Asia Pacific									
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	UAE $m	Other Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Loans to individuals										
Mortgages	12,833	3,925	2,153	818	418	-	62	24	338	20,571
Other	2,285	1,726	598	1,781	980	631	1,076	282	160	9,519
Consumer Banking	15,118	5,651	2,751	2,599	1,398	631	1,138	306	498	30,090
Agriculture, forestry and fishing	4	6	74	36	20	-	25	81	267	513
Construction	60	33	28	32	6	86	17	30	4	296
Commerce	1,513	879	167	599	58	601	359	312	949	5,437
Electricity, gas and water	118	66	10	157	102	4	122	29	114	722
Financing, insurance and business services	1,578	773	365	643	112	383	262	167	1,268	5,551
Loans to governments	-	162	414	8	-	-	13	-	352	949
Mining and quarrying	-	8	37	26	5	34	57	43	569	779
Manufacturing	1,231	595	251	2,111	1,102	205	893	227	1,731	8,346
Commercial real estate	896	712	15	151	-	-	-	3	5	1,782
Transport, storage and communication	406	149	146	159	188	25	220	115	1,647	3,055
Other	17	35	59	181	-	25	179	37	418	951
Wholesale Banking	5,823	3,418	1,566	4,103	1,593	1,363	2,147	1,044	7,324	28,381
General provision									(458)	(458)
Total loans and advances to customers	20,941	9,069	4,317	6,702	2,991	1,994	3,285	1,350	7,364	58,013
Total loans and advances to banks	4,145	2,015	414	2,796	224	903	789	228	6,452	17,966

	31.12.03									
	Asia Pacific									
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	UAE $m	Other Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Loans to individuals										
Mortgages	12,536	4,029	2,246	831	640	-	67	30	346	20,725
Other	2,234	2,018	660	1,990	1,125	677	1,127	430	156	10,417
Consumer Banking	14,770	6,047	2,906	2,821	1,765	677	1,194	460	502	31,142
Agriculture, forestry and fishing	6	3	77	49	12	-	24	144	387	702
Construction	104	15	38	43	34	83	91	19	13	440
Commerce	1,350	1,001	190	717	30	619	394	398	725	5,424
Electricity, gas and water	327	36	32	240	56	3	69	127	84	974
Financing, insurance and business services	1,575	887	432	657	194	434	320	116	1,184	5,799
Loans to governments	-	61	748	8	-	-	13	-	281	1,111
Mining and quarrying	-	15	86	35	-	59	59	16	470	740
Manufacturing	1,326	780	214	2,016	943	179	916	283	1,738	8,395
Commercial real estate	873	716	7	250	-	-	1	18	3	1,868
Transport, storage and communication	491	150	222	118	71	30	237	114	1,513	2,946
Other	23	70	57	170	1	26	166	44	71	628
Wholesale Banking	6,075	3,734	2,103	4,303	1,341	1,433	2,290	1,279	6,469	29,027
General provision									(425)	(425)
Total loans and advances to customers	20,845	9,781	5,009	7,124	3,106	2,110	3,484	1,739	6,546	59,744
Total loans and advances to banks	2,113	1,045	204	2,784	239	605	889	308	5,167	13,354

Problem Credits

The Group employs a variety of tools to monitor the portfolio and to ensure the timely recognition of problem credits.

In Wholesale Banking, accounts are placed on Early Alert when they display signs of weakness. Such accounts are subject to a dedicated process involving senior risk officers and representatives from a specialist recovery unit, which is independent of the business units. Account plans are re-evaluated and remedial actions are agreed and monitored until complete. Remedial actions include, but are not limited to, exposure reduction, security enhancement, exit of the account or immediate movement of the account into the control of the specialist recovery unit.

In Consumer Banking, an account is considered to be in default when payment is not received on the due date. Accounts that are overdue by more than 30 days (60 days for mortgages) are considered delinquent. These are closely monitored and subject to a special collections process.

In general, loans are treated as non-performing when interest or principal is 90 days or more past due.

Consumer Banking

Provisions are derived on a formulaic basis depending on the product:

Mortgages: a provision is raised where accounts are 150 days past due based on the difference between the outstanding value of the loan and the forced sale value of the underlying asset.

Credit cards: a charge-off is made for all balances which are 150 days past due or earlier as circumstances dictate. In Hong Kong charge-off is currently at 120 days.

Other unsecured Consumer Banking products are charged off at 150 days past due.

For other secured Consumer Banking products a provision is raised at 90 days past due for the difference between the outstanding value and the forced sale value of the underlying asset. The underlying asset is then re-valued periodically until disposal.

It is current practice to provision and write-off exposure in respect of Hong Kong bankruptcies at the time the customer petitions for bankruptcy.

The Small and Medium Enterprises (SME) portfolio is provisioned on a case by case basis.

The following tables set out the non-performing portfolio in Consumer Banking:

30.06.04

	Asia Pacific Hong Kong $m	Asia Pacific Singapore $m	Asia Pacific Malaysia $m	Asia Pacific Other Asia Pacific $m	India $m	UAE $m	Other Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Loans and advances Gross non-performing	**101**	**125**	**170**	**61**	**42**	**13**	**24**	**20**	**27**	**583**
Specific provisions for bad and doubtful debts	**(38)**	**(19)**	**(26)**	**(15)**	**(10)**	**(11)**	**(8)**	**(6)**	**(5)**	**(138)**
Interest in suspense	**(1)**	**(3)**	**(22)**	**(8)**	**(9)**	**(2)**	**(8)**	**(8)**	**(2)**	**(63)**
Net non-performing loans and advances	**62**	**103**	**122**	**38**	**23**	**-**	**8**	**6**	**20**	**382**
Cover ratio										**34%**

30.06.03

	Asia Pacific Hong Kong $m	Asia Pacific Singapore $m	Asia Pacific Malaysia $m	Asia Pacific Other Asia Pacific $m	India $m	UAE $m	Other Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Loans and advances Gross non-performing	144	109	192	72	46	14	26	15	26	644
Specific provisions for bad and doubtful debts	(55)	(16)	(25)	(17)	(6)	(11)	(7)	(5)	(5)	(147)
Interest in suspense	(1)	(3)	(23)	(10)	(8)	(3)	(7)	(7)	(2)	(64)
Net non-performing loans and advances	88	90	144	45	32	-	12	3	19	433
Cover ratio										33%

31.12.03

	Asia Pacific Hong Kong $m	Asia Pacific Singapore $m	Asia Pacific Malaysia $m	Asia Pacific Other Asia Pacific $m	India $m	UAE $m	Other Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Loans and advances Gross non-performing	138	115	192	63	43	16	23	18	10	618
Specific provisions for bad and doubtful debts	(48)	(17)	(26)	(15)	(11)	(11)	(8)	(7)	(5)	(148)
Interest in suspense	(1)	(3)	(23)	(9)	(9)	(5)	(8)	(7)	(2)	(67)
Net non-performing loans and advances	89	95	143	39	23	-	7	4	3	403
Cover ratio										35%

The relatively low Consumer Banking cover ratio reflects the fact that Standard Chartered classifies all exposure which is more than 90 days past due as non-performing, whilst provisions on unsecured lending are only raised at the time of charge-off. For secured products, provisions reflect the difference between the underlying assets and the outstanding loan (see details relating to the raising of provisions above).

Wholesale Banking

Loans are designated as non-performing as soon as payment of interest or principal is 90 days or more overdue or where sufficient weakness is recognised that full payment of either interest or principal becomes questionable. Where customer accounts are recognised as non-performing or display weakness that may result in non-performing status being assigned, they are passed to the management of a specialist unit which is independent of the main businesses of the Group.

For loans and advances designated non-performing, interest continues to accrue on the customer's account but is not included in income.

Where the principal, or a portion thereof, is considered uncollectable and of such little realisable value that it can no longer be included at its full nominal amount on the balance sheet, a specific provision is raised. In any decision relating to the raising of provisions, the Group attempts to balance economic conditions, local knowledge and experience and the results of independent asset reviews.

Where it is considered that there is no realistic prospect of recovering the principal of an account against which a specific provision has been raised, then that amount will be written off.

The following tables set out the total non-performing portfolio in Wholesale Banking including the portfolio covered by the Loan Management Agreement with a Thai Government Agency:

30.06.04

	Asia Pacific: Hong Kong $m	Asia Pacific: Singapore $m	Asia Pacific: Malaysia $m	Asia Pacific: Other Asia Pacific $m	India $m	UAE $m	Other Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Loans and advances Gross non-performing	**404**	**183**	**170**	**957**	**69**	**52**	**166**	**90**	**826**	**2,917**
Specific provisions for bad and doubtful debts	**(247)**	**(86)**	**(98)**	**(333)**	**(24)**	**(35)**	**(83)**	**(40)**	**(449)**	**(1,395)**
Interest in suspense	**(92)**	**(53)**	**(46)**	**(55)**	**(28)**	**(13)**	**(62)**	**(40)**	**(132)**	**(521)**
Net non-performing loans and advances	**65**	**44**	**26**	**569**	**17**	**4**	**21**	**10**	**245**	**1,001**

30.06.03

	Asia Pacific: Hong Kong $m	Asia Pacific: Singapore $m	Asia Pacific: Malaysia $m	Asia Pacific: Other Asia Pacific $m	India $m	UAE $m	Other Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Loans and advances Gross non-performing	379	274	261	1,195	79	58	193	125	818	3,382
Specific provisions for bad and doubtful debts	(202)	(127)	(152)	(426)	(50)	(39)	(106)	(55)	(420)	(1,577)
Interest in suspense	(95)	(69)	(73)	(89)	(29)	(12)	(66)	(43)	(105)	(581)
Net non-performing loans and advances	82	78	36	680	-	7	21	27	293	1,224

31.12.03

	Asia Pacific: Hong Kong $m	Asia Pacific: Singapore $m	Asia Pacific: Malaysia $m	Asia Pacific: Other Asia Pacific $m	India $m	UAE $m	Other Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Loans and advances Gross non-performing	357	236	194	1,077	86	52	180	116	887	3,185
Specific provisions for bad and doubtful debts	(220)	(106)	(118)	(375)	(44)	(40)	(99)	(51)	(460)	(1,513)
Interest in suspense	(91)	(64)	(55)	(68)	(30)	(12)	(66)	(43)	(126)	(555)
Net non-performing loans and advances	46	66	21	634	12	-	15	22	301	1,117

Wholesale Banking Cover Ratio

The following tables show the Wholesale Banking cover ratio. The non-performing loans recorded below under Standard Chartered Nakornthon Bank (SCNB) are excluded from the cover ratio calculation as they are the subject of a Loan Management Agreement (LMA) with a Thai Government Agency. Refer to note 12 on page 49.

	30.06.04		
	Total $m	**SCNB (LMA) $m**	**Total excl LMA $m**
Loans and advances – Gross non-performing	**2,917**	**711**	**2,206**
Specific provisions for bad and doubtful debts	**(1,395)**	**(108)**	**(1,287)**
Interest in suspense	**(521)**	**-**	**(521)**
Net non-performing loans and advances	**1,001**	**603**	**398**
Cover ratio			**82%**

	30.06.03		
	Total $m	SCNB (LMA) $m	Total excl LMA $m
Loans and advances – Gross non-performing	3,382	757	2,625
Specific provisions for bad and doubtful debts	(1,577)	(94)	(1,483)
Interest in suspense	(581)	-	(581)
Net non-performing loans and advances	1,224	663	561
Cover ratio			79%

	31.12.03		
	Total $m	SCNB (LMA) $m	Total excl LMA $m
Loans and advances – Gross non-performing	3,185	772	2,413
Specific provisions for bad and doubtful debts	(1,513)	(112)	(1,401)
Interest in suspense	(555)	-	(555)
Net non-performing loans and advances	1,117	660	457
Cover ratio			81%

The Wholesale Banking non-performing portfolio is well covered. The balance uncovered by specific provision represents the value of collateral held and/or the Group's estimate of the net value of any work-out strategy.

Group

The following tables set out the movements in the Group's total specific provisions against loans and advances.

6 months ended 30.06.04

	Asia Pacific									
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	UAE $m	Other Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Provisions held at 1 January 2004	**268**	**123**	**144**	**390**	**55**	**51**	**107**	**58**	**465**	**1,661**
Exchange translation differences	**(1)**	**(1)**	**-**	**(4)**	**-**	**-**	**(1)**	**-**	**2**	**(5)**
Amounts written off	**(87)**	**(37)**	**(25)**	**(58)**	**(39)**	**(5)**	**(12)**	**(12)**	**(13)**	**(288)**
Recoveries of amounts previously written off	**13**	**3**	**4**	**6**	**12**	**3**	**2**	**1**	**-**	**44**
Other	**-**	**-**	**-**	**-**	**(5)**	**(3)**	**(3)**	**-**	**(7)**	**(18)**
New provisions	**128**	**26**	**14**	**46**	**54**	**6**	**10**	**9**	**11**	**304**
Recoveries/provisions no longer required	**(36)**	**(9)**	**(13)**	**(32)**	**(43)**	**(6)**	**(12)**	**(10)**	**(4)**	**(165)**
Net charge against/(credit to) profit	**92**	**17**	**1**	**14**	**11**	**-**	**(2)**	**(1)**	**7**	**139**
Provisions held at 30 June 2004	**285**	**105**	**124**	**348**	**34**	**46**	**91**	**46**	**454**	**1,533**

6 months ended 30.06.03

	Asia Pacific									
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	UAE $m	Other Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Provisions held at 1 January 2003	255	159	235	358	60	108	144	53	452	1,824
Exchange translation differences	-	(1)	-	2	2	-	2	(1)	1	5
Amounts written off	(188)	(37)	(66)	(47)	(37)	(57)	(27)	(3)	(69)	(531)
Recoveries of amounts previously written off	9	3	5	8	8	-	1	1	2	37
Other	-	-	(1)	59	1	1	1	-	10	71
New provisions	207	30	17	85	62	8	10	17	38	474
Recoveries/provisions no longer required	(26)	(11)	(13)	(22)	(40)	(10)	(18)	(7)	(9)	(156)
Net charge against/(credit to) profit	181	19	4	63	22	(2)	(8)	10	29	318
Provisions held at 30 June 2003	257	143	177	443	56	50	113	60	425	1,724

Group (continued)

	6 months ended 31.12.03									
	Asia Pacific									
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	UAE $m	Other Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Provisions held at 1 July 2003	257	143	177	443	56	50	113	60	425	1,724
Exchange translation differences	2	3	-	11	1	-	-	2	9	28
Amounts written off	(165)	(48)	(33)	(73)	(50)	(7)	(5)	(3)	5	(379)
Recoveries of amounts previously written off	14	11	5	5	10	1	-	-	1	47
Other	36	-	1	(32)	-	3	(5)	-	10	13
New provisions	157	42	17	57	80	6	12	7	52	430
Recoveries/provisions no longer required	(33)	(28)	(23)	(21)	(42)	(2)	(8)	(8)	(37)	(202)
Net charge against/(credit to) profit	124	14	(6)	36	38	4	4	(1)	15	228
Provisions held at 31 December 2003	268	123	144	390	55	51	107	58	465	1,661

General Provision

The general provision is held to cover the inherent risk of losses, which, although not identified, are known by experience to be present in a loan portfolio and to other material uncertainties where specific provisioning is not appropriate. It is not held to cover losses arising from future events.

The Group sets the general provision with reference to past experience by using both Flow Rate and Expected Loss methodology, as well as taking judgemental factors into account. These factors include, but are not confined to, the economic environment in our core markets, the shape of the portfolio with reference to a range of indicators, and management actions taken to pro-actively manage the portfolio.

During the first half of 2004, $39 million of the general provision was applied to cover litigation in India dating back to 1992. At 30 June 2004, the balance of general provision stood at $386 million, 0.6 per cent of Loans and Advances to Customers (30 June 2003: $458 million, 0.8 per cent; 31 December 2003: $425 million, 0.7 per cent).

Country Risk

Country Risk is the risk that a counterparty is unable to meet its contractual obligations as a result of adverse economic conditions or actions taken by governments in the relevant country.

The following table based on the Bank of England Cross Border Reporting (C1) guidelines, shows the Group's cross border assets including acceptances, where they exceed one per cent of the Group's total assets.

Cross border assets exclude facilities provided within the Group. They comprise loans and advances, interest bearing deposits with other banks, trade and other bills, acceptances, amounts receivable under finance leases, certificates of deposit and other negotiable paper and investment securities where the counterparty is resident in a country other than that where the cross border asset is recorded. Cross border assets also include exposures to local residents denominated in currencies other than the local currency.

	30.06.04				30.06.03			
	Public sector $m	**Banks $m**	**Other $m**	**Total $m**	Public sector $m	Banks $m	Other $m	Total $m
USA	**1,558**	**891**	**2,170**	**4,619**	1,071	1,503	2,680	5,254
Hong Kong	**38**	**150**	**2,537**	**2,725**	22	111	2,146	2,279
Netherlands**	**-**	**2,091**	**308**	**2,399**	-	-	-	-
Korea	**19**	**1,534**	**632**	**2,185**	20	1,596	606	2,222
India	**37**	**1,146**	**917**	**2,100**	103	869	592	1,564
Singapore	**1**	**853**	**937**	**1,791**	-	169	1,334	1,503
Germany	**-**	**1,372**	**300**	**1,672**	-	2,965	295	3,260
France	**4**	**1,331**	**182**	**1,517**	4	1,537	313	1,854
China***	**62**	**652**	**692**	**1,406**	-	-	-	-
Italy*	**-**	**-**	**-**	**-**	502	788	386	1,676

	31.12.03			
	Public sector $m	Banks $m	Other $m	Total $m
USA	1,436	902	2,149	4,487
Hong Kong	14	112	2,301	2,427
Netherlands	-	1,729	275	2,004
Korea	3	1,393	475	1,871
India	60	641	1,052	1,753
Singapore	-	160	1,509	1,669
Germany	-	1,292	315	1,607
France	4	1,529	253	1,786
China***	-	-	-	-
Italy*	-	-	-	-

* Less than one per cent of total assets at 30 June 2004 and 31 December 2003
** Less than one per cent of total assets at 30 June 2003
*** Less than one per cent of total assets at 30 June 2003 and 31 December 2003

Market Risk

The Group recognises market risk as the exposure created by potential changes in market prices and rates. Market risk arises on financial instruments, which are either valued at current market prices (mark-to-market) or at cost plus any accrued interest (non-trading basis). The Group is exposed to market risk arising principally from customer driven transactions.

Market Risk is supervised by the Group Risk Committee, which agrees policies and levels of risk appetite in terms of Value at Risk (VaR). The Group uses historic simulation to measure VaR on all market risk related activities. A Group Market Risk Committee sits as a specialist body to provide business level management, guidance and policy setting. Policies cover the trading book of the Group and also market risks within the non-trading books. Limits by location and portfolio are proposed by the business within the terms of agreed policy. Group Market Risk agrees the limits and monitors exposures against these limits.

Group Market Risk augments the VaR measurement by regularly stress testing aggregate market risk exposures to highlight potential risk that may arise from extreme market events that are rare but plausible. In addition, VaR models are back tested against actual results to ensure pre-determined levels of accuracy are maintained.

Additional limits are placed on specific instrument and currency concentrations where appropriate. Factor sensitivity measures are used in addition to VaR as additional risk management tools. Option risks are controlled through revaluation limits on currency and volatility shifts, limits on volatility risk by currency pair and other underlying variables that determine the options' value.

Value at Risk

The Group measures the potential impact of changes in market prices and rates using Value at Risk (VaR) models.

The total VaR for trading and non-trading books combined at 30 June 2004 was \$13.6 million (30 June 2003: \$14.9 million; 31 December 2003: \$12.2 million). Interest rate related VaR was \$13.5 million (30 June 2003: \$14.6 million; 31 December 2003: \$12.2 million) and foreign exchange related VaR was \$2.5 million (30 June 2003: \$1.3 million; 31 December 2003: \$1.3 million). The total VaR of \$13.6 million recognises offsets between interest rate and foreign exchange risks. Additional information is given in note 29 on page 70.

The average total VaR for trading and non-trading books during the six months to 30 June 2004 was \$15.1 million (30 June 2003: \$14.0 million; 31 December 2003: \$13.3 million) with a maximum exposure of \$18.7 million.

The total VaR for market risks in the Group's trading book was \$4.5 million at 30 June 2004 (30 June 2003: \$4.6 million; 31 December 2003: \$3.2 million). Interest rate related VaR was \$3.1 million (30 June 2003: \$4.0 million; 31 December 2003: \$2.9 million) and foreign exchange-related VaR was \$2.5 million (30 June 2003: \$1.3 million; 31 December 2003: \$1.3 million). The total VaR of \$4.5 million recognises offsets between interest rate and foreign exchange risks.

VaR for interest rate risk in the non-trading books of the Group totalled \$13.2 million at 30 June 2004 (30 June 2003: \$11.5 million; 31 December 2003: \$9.5 million).

The Group has no significant trading exposure to equity or commodity price risk.

The average daily revenue earned from market

risk related activities was $4.3 million, compared with $3.5 million during 2003.

Foreign Exchange Exposure

The Group's foreign exchange exposures comprise trading, non-trading and structural foreign currency translation exposures.

Foreign exchange trading exposures are principally derived from customer driven transactions. The average daily revenue from foreign exchange trading businesses during the six months ended 30 June 2004 was $1.9 million.

Interest Rate Exposure

The Group's interest rate exposures comprise trading exposures and structural interest rate exposures. Interest rate risk arises on both trading positions and non-trading books.

Structural interest rate risk arises from the differing re-pricing characteristics of commercial banking assets and liabilities, including non-interest bearing liabilities such as shareholders' funds and some current accounts.

The average daily revenue from interest rate trading businesses during the six months ended 30 June 2004 was $2.4 million.

Derivatives

Derivatives are contracts whose characteristics and value derive from underlying financial instruments, interest and exchange rates or indices. They include futures, forwards, swaps and options transactions in the foreign exchange and interest rate markets. Derivatives are an important risk management tool for banks and their customers because they can be used to manage the risk of price, interest rate and exchange rate movements.

The Group's derivative transactions are principally in plain vanilla instruments, where the mark-to-market values are readily determinable by reference to independent prices and valuation quotes or by using standard industry pricing models.

The Group enters into derivative contracts in the normal course of business to meet customer requirements and to manage its own exposure to fluctuations in interest and exchange rates. Only offices with sufficient product expertise and appropriate control systems are authorised to undertake transactions in derivative products.

The credit risk arising from a derivative contract is calculated by taking the cost of replacing the contract, where its mark-to-market value is positive together with an estimate for the potential change in the future value of the contract, reflecting the volatilities that affect it. The credit risk on contracts with a negative mark-to-market value is restricted to the potential future change in their market value. The credit risk on derivatives is therefore usually small relative to their notional principal values. For an analysis of derivative contracts see notes 26 and 27 on pages 63 to 68.

The Group applies a potential future exposure methodology to manage counterparty credit exposure associated with derivative transactions. Please refer to note 29 on page 70 for further information on Market Risk.

Liquidity Risk

The Group defines liquidity risk as the risk that funds will not be available to meet liabilities as they fall due. At the local level, in line with policy, the day to day monitoring of future cash flows takes place and suitable levels of easily marketable assets are maintained by the businesses.

A substantial portion of the Group's assets are funded by customer deposits made up of current and savings accounts and other short-term deposits. These customer deposits, which are widely diversified by type and maturity, represent a stable source of funds. Lending is normally funded by liabilities in the same

currency and if other currencies are used the foreign exchange risk is usually hedged.

Operational and Other Risks

Operational Risk is the risk of direct or indirect loss due to an event or action causing failure of technology, processes, infrastructure, personnel, and other risks having an operational impact. Standard Chartered seeks to minimise actual or potential losses from Operational Risk failures through a framework of policies and procedures to identify, assess, control, manage and report risks.

An independent Group Operational Risk function is responsible for establishing and maintaining the overall Operational Risk framework. They are supported by Wholesale Banking and Consumer Banking Operational Risk units. The Group Operational Risk function reports to the Group Head of Compliance and Regulatory Risk and provides reports to the Group Risk Committee.

Compliance with Operational Risk policy is the responsibility of all managers. Every country operates a Country Operational Risk Group (CORG). The CORG has in-country governance responsibility for ensuring that an appropriate and robust risk management framework is in place to monitor and manage operational risk, including social, ethical and environmental risk. Significant issues and exceptions must be reported to the CORG. Where appropriate, issues must also be reported to Business Risk Committees. Other risks recognised by the Group include Compliance, Business, Regulatory and Reputational risks.

Hedging Policies

Standard Chartered does not generally hedge the value of its foreign currency denominated investments in subsidiaries and branches. Hedges may be taken where there is a risk of a significant exchange rate movement but, in general, the management believes that the Group's reserves are sufficient to absorb any foreseeable adverse currency depreciation.

Standard Chartered also seeks to match closely its foreign currency-denominated assets with corresponding liabilities in the same currencies. The effect of exchange rate movements on the capital risk asset ratio is mitigated by the fact that both the value of these investments and the risk weighted value of assets and contingent liabilities follow substantially the same exchange rate movements.

CAPITAL

The Group Asset and Liability Committee targets Tier 1 and Total capital ratios of 7 - 9 per cent and 12 - 14 per cent respectively. The Group believes that being well capitalised is important.

The Group identified improving the efficiency of capital management as a strategic priority in 2002. A capital plan to achieve this has been developed. This includes several key elements; in particular, to reduce the amount of Tier 2 capital and to improve the overall capital mix within the broad target ratios.

CAPITAL (continued)

	30.06.04 $m	30.06.03* $m	31.12.03* $m
Tier 1 capital:			
Shareholders' funds	**8,022**	7,454	7,546
Minority interests - equity	**93**	83	83
Innovative Tier 1 securities	**1,142**	1,058	1,155
Less: restriction on innovative Tier 1 securities	**(42)**	(88)	(157)
Unconsolidated associated companies	**9**	12	13
Less: premises revaluation reserves	**-**	(1)	-
goodwill capitalised	**(1,895)**	(2,049)	(1,986)
Add: provision for retirement benefits after tax	**81**	146	111
Total Tier 1 capital	**7,410**	6,615	6,765
Tier 2 capital:			
Premises revaluation reserves	**-**	1	-
Qualifying general provision	**386**	458	387
Undated subordinated loan capital	**1,572**	1,547	1,568
Dated subordinated loan capital	**3,209**	3,049	3,244
Restricted innovative Tier 1 securities	**42**	88	157
Total Tier 2 capital	**5,209**	5,143	5,356
Investments in other banks	**(20)**	(635)	(742)
Other deductions	**(4)**	(4)	(4)
Total capital	**12,595**	11,119	11,375
Risk weighted assets	**61,978**	57,682	58,371
Risk weighted contingents	**18,999**	20,160	19,791
Total risk weighted assets and contingents	**80,977**	77,842	78,162
Capital ratios:			
Tier 1 capital	**9.2%**	8.5%	8.7%
Total capital	**15.6%**	14.3%	14.6%

	30.06.04 $m	30.06.03 $m	31.12.03 $m
Shareholders' funds:			
Equity	**7,367**	6,829	6,897
Non-equity	**655**	625	649
	8,022	7,454	7,546
Post-tax return on equity (normalised)	**19.0%**	14.3%	16.7%

*Comparative restated (see note 32 on page 71).

International Financial Reporting Standards

All companies listed in the European Union will be required to report their consolidated financial statements under International Financial Reporting Standards (IFRS) from 1 January 2005. The first public reporting date will be as at the end of the six months ended 30 June 2005, with 2004 comparatives.

An IFRS Transition Programme involving all businesses and locations Group-wide has been underway since 2002, and is supervised by a Project Steering Committee chaired by a Group Executive Director.

The transition to IFRS represents a significant change in the accounting framework underlying the Group's financial reporting, particularly in respect of IAS 39 'Financial Instruments: recognition and measurement'. In March 2004, the International Accounting Standards Board (IASB) completed its review of International Accounting Standards that will be effective for 2005 reporting. However, IAS 39 has not as yet been adopted by the European Commission.

The Group continues to prepare for the implementation of IFRS.

CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the six months ended 30 June 2004

	Notes	**6 months ended 30.06.04 $m**	6 months ended 30.06.03* $m	6 months ended 31.12.03* $m
Interest receivable		**2,543**	2,330	2,460
Interest payable		**(997)**	(872)	(950)
Net interest income		**1,546**	1,458	1,510
Other finance income		**3**	(7)	(6)
Fees and commissions receivable, net		**665**	536	620
Dealing profits and exchange	3	**332**	274	251
Other operating income	4	**176**	79	25
		1,173	889	896
Net revenue		**2,722**	2,340	2,400
Administrative expenses:				
Staff		**(774)**	(668)	(655)
Premises		**(158)**	(145)	(145)
Other		**(332)**	(308)	(332)
Depreciation and amortisation, of which:		**(211)**	(175)	(206)
Amortisation of goodwill		**(88)**	(67)	(67)
Other		**(123)**	(108)	(139)
Total operating expenses		**(1,475)**	(1,296)	(1,338)
Operating profit before provisions		**1,247**	1,044	1,062
Provisions for bad and doubtful debts	11	**(139)**	(308)	(228)
Amounts written off fixed asset investments		**(2)**	(6)	(5)
Operating profit before taxation	1,2	**1,106**	730	829
Taxation	6	**(340)**	(235)	(265)
Operating profit after taxation		**766**	495	564
Minority interests		**(20)**	(14)	(15)
Profit for the period attributable to shareholders		**746**	481	549
Dividends on non-equity preference shares	8	**(29)**	(28)	(27)
Dividends on ordinary equity shares	9	**(201)**	(182)	(429)
Retained profit		**516**	271	93
Normalised earnings per ordinary share	10	**57.9c**	41.0c	49.6c
Basic earnings per ordinary share	10	**61.2c**	38.7c	43.8c
Diluted earnings per ordinary share	10	**60.3c**	38.4c	43.0c
Dividend per ordinary share	9	**17.06c**	15.51c	36.49c

*Comparative restated (see note 32 on page 71).

SUMMARISED CONSOLIDATED BALANCE SHEET
As at 30 June 2004

	Notes	30.06.04 $m	30.06.03* $m	31.12.03* $m
Assets				
Cash, balances at central banks and cheques in course of collection		**2,243**	1,736	1,982
Treasury bills and other eligible bills		**5,978**	4,873	5,689
Loans and advances to banks	1,11	**18,587**	17,966	13,354
Loans and advances to customers	1,11	**63,671**	58,013	59,744
Debt securities and other fixed income securities	13	**25,515**	22,620	23,141
Equity shares and other variable yield securities	14	**179**	192	359
Intangible fixed assets		**1,895**	2,049	1,986
Tangible fixed assets		**794**	888	884
Prepayments, accrued income and other assets		**10,273**	11,509	13,085
Total assets		**129,135**	119,846	120,224
Liabilities				
Deposits by banks	1,15	**16,999**	14,785	10,924
Customer accounts	1,16	**78,219**	71,782	73,767
Debt securities in issue	1,17	**6,579**	6,433	6,062
Accruals, deferred income and other liabilities		**12,767**	13,503	15,344
Subordinated liabilities:				
Undated loan capital		**1,572**	1,547	1,568
Dated loan capital	18	**4,351**	4,107	4,399
Minority interests:				
Equity		**93**	83	83
Non-equity		**533**	152	531
Shareholders' funds	19,20	**8,022**	7,454	7,546
Total liabilities and shareholders' funds		**129,135**	119,846	120,224

*Comparative restated (see note 32 on page 71).

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
For the six months ended 30 June 2004

	6 months ended 30.06.04 $m	6 months ended 30.06.03* $m	6 months ended 31.12.03* $m
Profit attributable to shareholders	**746**	481	549
Exchange translation differences	**(72)**	36	31
Actuarial gain/(loss) on retirement benefits	**15**		
Deferred tax on actuarial gain/(loss) on retirement benefits	**(5)**		
Total recognised gains and losses for the period	**684**	517	580
Prior year adjustment**	**(169)**		
Total recognised gains and losses since the last annual report	**515**	517	580

*Comparative restated (see note 32 on page 71).
**Including cumulative actuarial gains/losses arising in prior periods

NOTE OF CONSOLIDATED HISTORICAL COST PROFITS AND LOSSES
For the six months ended 30 June 2004

There is no material difference between the results as reported and the results that would have been reported on a historical cost basis. Accordingly, no note of the historical cost profits and losses has been included.

ACCOUNTING CONVENTION

The accounts of the Group have been prepared under the historical cost convention, modified by the revaluation of certain fixed assets and dealing positions. The accounting policies, as listed in the Annual Report 2003, continue to be consistently applied, apart from the adoption of FRS17 for Retirement Benefits (see note 5 on page 44) which has resulted in a restatement of comparative figures.

CONSOLIDATED CASH FLOW STATEMENT
For the six months ended 30 June 2004

	6 months ended 30.06.04 $m	6 months ended 30.06.03* $m	6 months ended 31.12.03* $m
Net cash inflow from operating activities (see note 21)	**2,769**	1,672	2,076
Returns on investment and servicing of finance			
Interest paid on subordinated loan capital	**(253)**	(239)	(59)
Premium and costs on repayment of subordinated loan capital	**(21)**	-	-
Dividends paid to minority shareholders of subsidiary undertakings	**(3)**	(6)	(16)
Dividends paid on preference shares	**(29)**	(27)	(28)
Net cash outflow from returns on investment and servicing of finance	**(306)**	(272)	(103)
Taxation			
UK taxes paid	**(26)**	(52)	(109)
Overseas taxes paid	**(245)**	(225)	(128)
Total taxes paid	**(271)**	(277)	(237)
Capital expenditure and financial investment			
Purchases of tangible fixed assets	**(95)**	(68)	(88)
Acquisitions of treasury bills held for investment purposes	**(5,813)**	(6,073)	(6,531)
Acquisitions of debt securities held for investment purposes	**(33,931)**	(22,232)	(27,015)
Acquisitions of equity shares held for investment purposes	**(42)**	(63)	(131)
Disposals of tangible fixed assets	**53**	7	7
Disposals and maturities of treasury bills held for investment purposes	**5,363**	6,398	6,234
Disposals and maturities of debt securities held for investment purposes	**31,788**	21,394	28,104
Disposals of equity shares held for investment purposes	**352**	53	(40)
Net cash (outflow)/inflow from capital expenditure and financial investment	**(2,325)**	(584)	540
Net cash (outflow)/inflow before equity dividends paid and financing	**(133)**	539	2,276
Net cash outflow from disposal of interests in subsidiary and associated undertakings and the business of a branch**	**6**	-	(95)
Equity dividends paid to members of the Company	**(396)**	(364)	(167)
Financing			
Gross proceeds from issue of ordinary share capital	**4**	2	1
Repurchase of preference share capital	**-**	(17)	(3)
Net cash inflow/(outflow) from financing	**4**	(15)	(2)
(Decrease)/increase in cash in the period	**(519)**	160	2,012

*Comparative restated (see note 32 on page 71).

** In 2003 a net figure of $17 million was paid to counterparties for the net sale/purchase of the business of a branch. $112 million worth of cash and cash equivalents were included in balances transferred on sale of the business of a branch, which was included in the $95 million net outflow.

1. Segmental Information by Geographic Segment

The following tables set out profit and loss information, average loans and advances to customers, net interest margin and selected balance sheet information by geographic segment for the six month periods ended 30 June 2004, 30 June 2003 and 31 December 2003.

6 months ended 30.06.04

	Asia Pacific									
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	UAE $m	Other Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Interest receivable	678	324	165	394	260	92	141	265	684	3,003
Interest payable	(220)	(165)	(74)	(169)	(114)	(20)	(41)	(90)	(564)	(1,457)
Net interest income	458	159	91	225	146	72	100	175	120	1,546
Other finance income	1	-	-	-	(1)	-	-	-	3	3
Fees and commissions receivable, net	166	57	29	99	57	43	53	65	96	665
Dealing profits and exchange	55	46	17	75	38	18	21	28	34	332
Other operating income	46	3	2	3	(1)	1	2	2	118	176
Net revenue	726	265	139	402	239	134	176	270	371	2,722
Costs	(330)	(116)	(74)	(245)	(116)	(50)	(80)	(166)	(210)	(1,387)
Amortisation of goodwill									(88)	(88)
Total operating expenses	(330)	(116)	(74)	(245)	(116)	(50)	(80)	(166)	(298)	(1,475)
Operating profit before provisions	396	149	65	157	123	84	96	104	73	1,247
Charge for debts	(92)	(17)	(1)	(14)	(11)	-	2	1	(7)	(139)
Amounts written off fixed asset investments	-	-	-	-	-	-	-	-	(2)	(2)
Operating profit before taxation	304	132	64	143	112	84	98	105	64	1,106
Loans and advances to customers – average	21,520	10,330	4,912	7,819	3,443	2,356	3,629	1,605	8,253	63,867
Net interest margin (%)	2.3	1.7	2.5	2.4	3.8	3.3	3.5	8.3	0.6	2.7
Loans and advances to customers – period end	20,842	11,000	5,628	8,164	3,791	2,613	3,848	1,740	6,045	63,671
Loans and advances to banks – period end	4,608	945	160	4,357	249	687	899	341	6,341	18,587
Total assets employed	49,634	18,487	7,853	20,944	8,638	5,409	6,574	5,053	37,698	160,290
Total risk weighted assets and contingents	19,823	12,405	4,098	9,916	5,604	3,648	4,464	2,302	20,519	82,779

See note a) to e) on page 40.

1. Segmental Information by Geographic Segment (continued)

	6 months ended 30.06.03									
	Asia Pacific									
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	UAE $m	Other Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total* $m
Interest receivable	713	348	168	374	268	119	161	183	616	2,950
Interest payable	(249)	(178)	(86)	(189)	(147)	(48)	(61)	(66)	(468)	(1,492)
Net interest income	464	170	82	185	121	71	100	117	148	1,458
Other finance income	(2)	(1)	-	(1)	(1)	-	-	(1)	(1)	(7)
Fees and commissions receivable, net	136	54	25	73	43	36	34	54	81	536
Dealing profits and exchange	44	28	11	50	32	12	16	37	44	274
Other operating income	7	(1)	2	12	54	(2)	4	4	(1)	79
Net revenue	649	250	120	319	249	117	154	211	271	2,340
Costs	(299)	(105)	(71)	(216)	(99)	(42)	(64)	(134)	(199)	(1,229)
Amortisation of goodwill									(67)	(67)
Total operating expenses	(299)	(105)	(71)	(216)	(99)	(42)	(64)	(134)	(266)	(1,296)
Operating profit before provisions	350	145	49	103	150	75	90	77	5	1,044
Charge for debts	(181)	(19)	(4)	(63)	(22)	2	8	(10)	(19)	(308)
Amounts written off fixed asset investments	-	-	-	-	(1)	-	-	-	(5)	(6)
Operating profit/(loss) before taxation	169	126	45	40	127	77	98	67	(19)	730
Loans and advances to customers -- average	21,064	8,303	4,115	6,055	2,637	1,823	3,268	1,245	9,178	57,688
Net interest margin (%)	2.7	2.1	2.5	2.3	4.3	3.4	4.3	7.3	0.7	2.8
Loans and advances to customers – period end	20,941	9,069	4,317	6,702	2,991	1,994	3,285	1,350	7,364	58,013
Loans and advances to banks – period end	4,145	2,015	414	2,796	224	903	789	228	6,452	17,966
Total assets employed	41,685	19,531	6,925	18,269	7,806	4,073	6,523	4,597	39,385	148,794
Total risk weighted assets and contingents	20,022	12,539	3,704	8,381	4,930	2,741	4,005	1,740	21,631	79,693

*Comparative restated (see note 32 on page 71).
See note a) to e) on page 40.

1. Segmental Information by Geographic Segment (continued)

6 months ended 31.12.03

	Asia Pacific									
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	UAE $m	Other Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total* $m
Interest receivable	760	273	150	326	245	96	130	226	566	2,772
Interest payable	(282)	(109)	(59)	(111)	(111)	(23)	(33)	(95)	(439)	(1,262)
Net interest income	478	164	91	215	134	73	97	131	127	1,510
Other finance income	(1)	(1)	(1)	-	(1)	-	-	1	(3)	(6)
Fees and commissions receivable, net	177	64	22	87	45	30	48	64	83	620
Dealing profits and exchange	52	15	1	59	28	12	17	28	39	251
Other operating income	-	(6)	2	1	11	2	(1)	8	8	25
Net revenue	706	236	115	362	217	117	161	232	254	2,400
Costs	(317)	(105)	(64)	(211)	(113)	(49)	(79)	(147)	(186)	(1,271)
Amortisation of goodwill									(67)	(67)
Total operating expenses	(317)	(105)	(64)	(211)	(113)	(49)	(79)	(147)	(253)	(1,338)
Operating profit before provisions	389	131	51	151	104	68	82	85	1	1,062
Charge for debts	(124)	(14)	6	(36)	(38)	(4)	(4)	1	(15)	(228)
Amounts written off fixed asset investments	-	-	-	-	(3)	-	-	-	(2)	(5)
Operating profit/(loss) before taxation	265	117	57	115	63	64	78	86	(16)	829
Loans and advances to customers – average	21,792	8,945	4,543	7,295	2,985	2,035	3,388	1,587	5,320	57,890
Net interest margin (%)	2.2	1.7	2.5	2.4	3.8	3.4	3.5	6.2	1.0	2.7
Loans and advances to customers – period end	20,845	9,781	5,009	7,124	3,106	2,110	3,484	1,739	6,546	59,744
Loans and advances to banks – period end	2,113	1,045	204	2,784	239	605	889	308	5,167	13,354
Total assets employed	39,396	15,750	6,677	16,759	7,591	4,963	5,466	4,558	38,297	139,457
Total risk weighted assets and contingents	19,438	12,423	4,018	8,569	4,560	3,234	4,138	2,115	22,019	80,514

*Comparative restated (see note 32 on page 71).

See note a) to e) on page 40.

1. Segmental Information by Geographic Segment (continued)

(a) Total interest receivable and total interest payable include intra-group interest of $460 million (30 June 2003: $620 million; 31 December 2003: $312 million).

(b) Group central expenses have been distributed between segments in proportion to their direct costs and the benefit of the Group's capital has been distributed between segments in proportion to their risk weighted assets.

(c) Business acquisitions are a result of corporate decisions made at the centre and the amortisation of purchased goodwill is included in the Americas, UK and Group Head Office segment. The release from the general provision of $nil (30 June 2003: $10 million; 31 December 2003: $nil) is also reported in this segment.

(d) Total assets employed include intra-group items of $26,780 million (30 June 2003: $22,184 million; 31 December 2003: $11,726 million) and balances of $4,375 million (30 June 2003: $6,764 million; 31 December 2003: $7,507 million) which are netted in the Summarised Consolidated Balance Sheet. Assets held at the centre have been distributed between geographic segments in proportion to their total assets employed.

(e) Total risk weighted assets and contingents include $1,802 million (30 June 2003: $1,851 million; 31 December 2003: $2,352 million) of balances which are netted in calculating capital ratios.

(f) The $10 million release from the general provision, in June 2003, is reported in Wholesale Banking.

(g) In 2004 corporate decisions to dispose of investments in KorAm, BOC Hong Kong (Holdings) Limited, repurchase of surplus subordinated debt in India and incorporation of the Hong Kong business resulted in a number of non-recurring gains and charges. These are included in the Geographic segmental information, but have not been allocated in the Business segmental information shown in note 2.

STANDARD CHARTERED PLC – NOTES (continued)

1. Segmental Information by Geographic Segment (continued)

The following tables set out the structure of Standard Chartered's deposits by principal geographic region where it operates at 30 June 2004, 30 June 2003 and 31 December 2003.

30.06.04

	Asia Pacific									
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	UAE $m	Other Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Non interest bearing current and demand accounts	3,015	1,703	930	1,437	1,298	1,268	1,018	991	471	12,131
Interest bearing current and demand accounts	14,456	1,776	103	2,213	5	298	482	1,174	3,642	24,149
Savings deposits	7	494	433	1,015	873	227	1,183	488	22	4,742
Time deposits	13,599	10,290	2,803	5,291	2,781	2,390	1,565	881	10,863	50,463
Other deposits	27	59	561	1,954	4	160	200	68	700	3,733
Total	31,104	14,322	4,830	11,910	4,961	4,343	4,448	3,602	15,698	95,218
Deposits by banks	1,977	3,230	429	3,550	683	1,012	403	165	5,550	16,999
Customer accounts	29,127	11,092	4,401	8,360	4,278	3,331	4,045	3,437	10,148	78,219
	31,104	14,322	4,830	11,910	4,961	4,343	4,448	3,602	15,698	95,218
Debt securities in issue	2,007	444	364	856	319	-	-	1	2,588	6,579
Total	33,111	14,766	5,194	12,766	5,280	4,343	4,448	3,603	18,286	101,797

30.06.03

	Asia Pacific									
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	UAE $m	Other Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Non interest bearing current and demand accounts	1,574	1,067	661	793	996	675	852	865	288	7,771
Interest bearing current and demand accounts	11,583	2,078	76	1,601	28	521	311	881	3,820	20,899
Savings deposits	574	470	492	923	682	198	1,245	437	10	5,031
Time deposits	14,758	9,974	2,646	5,003	3,208	1,969	1,127	552	11,391	50,628
Other deposits	11	123	564	1,016	2	117	315	67	23	2,238
Total	28,500	13,712	4,439	9,336	4,916	3,480	3,850	2,802	15,532	86,567
Deposits by banks	1,219	3,516	409	2,122	1,253	731	358	112	5,065	14,785
Customer accounts	27,281	10,196	4,030	7,214	3,663	2,749	3,492	2,690	10,467	71,782
	28,500	13,712	4,439	9,336	4,916	3,480	3,850	2,802	15,532	86,567
Debt securities in issue	2,196	357	480	429	85	-	-	1	2,885	6,433
Total	30,696	14,069	4,919	9,765	5,001	3,480	3,850	2,803	18,417	93,000

1. Segmental Information by Geographic Segment (continued)

	31.12.03									
	Asia Pacific									
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	UAE $m	Other Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Non interest bearing current and demand accounts	2,997	1,814	781	944	1,049	775	920	867	433	10,580
Interest bearing current and demand accounts	14,294	1,538	94	1,906	3	599	325	991	3,863	23,613
Savings deposits	22	492	453	978	786	214	1,080	520	4	4,549
Time deposits	12,671	7,751	2,833	4,993	2,987	2,108	1,480	749	8,105	43,677
Other deposits	16	45	593	803	230	169	246	150	20	2,272
Total	30,000	11,640	4,754	9,624	5,055	3,865	4,051	3,277	12,425	84,691
Deposits by banks	1,097	921	733	1,725	1,234	955	305	160	3,794	10,924
Customer accounts	28,903	10,719	4,021	7,899	3,821	2,910	3,746	3,117	8,631	73,767
	30,000	11,640	4,754	9,624	5,055	3,865	4,051	3,277	12,425	84,691
Debt securities in issue	2,068	346	351	783	87	-	-	1	2,426	6,062
Total	32,068	11,986	5,105	10,407	5,142	3,865	4,051	3,278	14,851	90,753

2. Segmental Information by Class of Business

	6 months ended 30.06.04				6 months ended 30.06.03			
	Consumer Banking $m	Wholesale Banking $m	Corporate items not allocated	Total $m	Consumer Banking $m	Wholesale Banking $m	Corporate items not allocated	Total* $m
Net interest income	958	588	-	1,546	904	554	-	1,458
Other finance income	1	2	-	3	(2)	(5)	-	(7)
Other income	376	687	110	1,173	307	582	-	889
Net revenue	1,335	1,277	110	2,722	1,209	1,131	-	2,340
Costs	(674)	(695)	(18)	(1,387)	(595)	(634)	-	(1,229)
Amortisation of goodwill	-	-	(88)	(88)	-	-	(67)	(67)
Total operating expenses	(674)	(695)	(106)	(1,475)	(595)	(634)	(67)	(1,296)
Operating profit before provisions	661	582	4	1,247	614	497	(67)	1,044
Charge for debts	(137)	(2)	-	(139)	(258)	(50)	-	(308)
Amounts written off fixed asset investments	-	(2)	-	(2)	-	(6)	-	(6)
Operating profit before taxation	524	578	4	1,106	356	441	(67)	730
Total assets employed	34,127	95,008	-	129,135	32,891	86,955	-	119,846
Total risk weighted assets and contingents	25,154	55,823	-	80,977	23,421	54,421	-	77,842

	6 months ended 31.12.03			
	Consumer Banking $m	Wholesale Banking $m	Corporate items not allocated	Total* $m
Net interest income	926	584	-	1,510
Other finance income	(2)	(4)	-	(6)
Other income	355	541	-	896
Net revenue	1,279	1,121	-	2,400
Costs	(660)	(611)	-	(1,271)
Amortisation of goodwill	-	-	(67)	(67)
Total operating expenses	(660)	(611)	(67)	(1,338)
Operating profit before provisions	619	510	(67)	1,062
Charge for debts	(220)	(8)	-	(228)
Amounts written off fixed asset investments	-	(5)	-	(5)
Operating profit before taxation	399	497	(67)	829
Total assets employed	33,897	86,327	-	120,224
Total risk weighted assets and contingents	24,253	53,909	-	78,162

*Comparative restated (see note 32 on page 71).

See note 1b), 1c), 1f) and 1g) on page 40.

3. Dealing Profits and Exchange

	6 months ended 30.06.04 $m	6 months ended 30.06.03 $m	6 months ended 31.12.03 $m
Income from foreign exchange dealing	**255**	187	209
Profits less losses on dealing securities	**4**	35	(23)
Other dealing profits and exchange	**73**	52	65
	332	274	251

4. Other Operating Income

	6 months ended 30.06.04 $m	6 months ended 30.06.03 $m	6 months ended 31.12.03 $m
Other operating income includes:			
Profits less losses on disposal of investment securities	**159**	48	14
Premium paid on repurchase of India subordinated debt	**(21)**	-	-
Dividend income	**6**	7	7

5. Retirement Benefits

With effect from 1 January 2004 the Group fully adopted Financial Reporting Standard 17 – Retirement Benefits (FRS17). See note 32 on page 71.

The effective date of the full valuation for each material defined benefit scheme ranges between 31 December 2001 and 31 May 2004. These have been updated by qualified independent actuaries, Watson Wyatt Ltd, to 31 December 2003 and the expected cost for the year to 31 December 2004 calculated.

The disclosures at 30 June 2004 are determined by projecting forward the 31 December 2003 figures assuming the financial and demographic experience of the arrangements has been in line with the assumptions identified in the year end accounts. Actuarial gains during the period are based on an updated valuation carried out by the Group's in house actuary of the material schemes to reflect conditions at the balance sheet date and are recognised in the Statement of Total Recognised Gains and Losses.

The total charge for benefits under the Group's retirement benefit schemes was $45 million (30 June 2003: $50 million; 31 December 2003: $47 million), of which $23 million (30 June 2003: $26 million; 31 December 2003: $25 million) was defined benefit pension schemes, $21 million (30 June 2003: $23 million; 31 December 2003: $21 million) was for defined contribution pension schemes and $1 million (30 June 2003: $1 million; 31 December 2003: $1 million) was for post-retirement benefits other than pensions. These have been assessed under the accounting standard, Financial Reporting Standard 17 - Retirement Benefits (FRS17).

5. Retirement Benefits (continued)

The assets and liabilities of the schemes, attributable to defined benefit members were:

	30.06.04 $m	30.06.03 $m	31.12.03 $m
Total market value of assets	**1,700**	1,376	1,665
Present value of the schemes' liabilities	**(1,820)**	(1,585)	(1,825)
Deficit	**(120)**	(209)	(160)
Related deferred tax asset	**39**	63	49
Net pension liability	**(81)**	(146)	(111)

Pension expense for defined benefit schemes on the FRS17 basis was:

	6 months ended 30.06.04 $m	6 months ended 30.06.03 $m	6 months ended 31.12.03 $m
Current service cost	**26**	18	19
Past service cost	**-**	3	3
(Gain)/loss on settlement & curtailments	**-**	(2)	(3)
Total charge to operating profit	**26**	19	19
Expected return on pension scheme assets	**(53)**	(36)	(37)
Interest on pension scheme liabilities	**50**	43	43
(Credit)/charge to investment income	**(3)**	7	6
Total charge to profit before deduction of tax	**23**	26	25
Actual less expected return on assets	**28**	(33)	(34)
Experience (gain)/loss on liabilities	**-**	5	4
(Reduction)/increase in liabilities on update of assumptions	**(43)**	60	63
Total (gain)/loss recognised in Statement of Total Recognised Gains and Losses before tax	**(15)**	32	33

6. Taxation

	6 months ended 30.06.04 $m	6 months ended 30.06.03* $m	6 months ended 31.12.03* $m
Analysis of taxation charge in the period			
The charge for taxation based upon the profits for the period comprises:			
United Kingdom corporation tax at 30% (30 June 2003: 30%; 31 December 2003: 30%):			
Current tax on income for the period	**190**	158	193
Adjustments in respect of prior periods	**-**	2	(36)
Double taxation relief	**(182)**	(139)	(147)
Foreign tax:			
Current tax on income for the period	**288**	223	268
Adjustments in respect of prior periods	**8**	(1)	(25)
Total current tax	**304**	243	253
Deferred tax:			
Origination/reversal of timing differences	**36**	(8)	12
Tax on profits on ordinary activities	**340**	235	265
Effective tax rate	**30.7%**	32.2%	32.0%

*Comparative restated (see note 32 on page 71).

Overseas taxation includes taxation on Hong Kong profits of $45 million (30 June 2003: $25 million; 31 December 2003: $109 million) provided at a rate of 17.5 per cent (30 June 2003: 17.5 per cent; 31 December 2003: 17.5 per cent) on the profits assessable in Hong Kong. The Group's net deferred tax asset is $295 million at 30 June 2004, (30 June 2003: $258 million; 31 December 2003: $271 million). $256 million (30 June 2003: $195 million; 31 December 2003: 222 million) is included in other assets. The balance of $39 million in June 2004 (30 June 2003: $63 million; 31 December 2003: $49 million) represents the deferred tax on the pension liabilities, so offsets this amount in other liabilities.

7. Depreciation and Amortisation

	6 months ended 30.06.04 $m	6 months ended 30.06.03 $m	6 months ended 31.12.03 $m
Goodwill	**88**	67	67
Premises	**21**	19	24
Equipment	**102**	89	115
	211	175	206

The Group has reviewed its goodwill amortisation periods and has revised the amortisation schedule from periods between 10 and 20 years to periods between 5 and 20 years.

8. Dividends on Preference Shares

	6 months ended 30.06.04 $m	6 months ended 30.06.03 $m	6 months ended 31.12.03 $m
Non-cumulative irredeemable preference shares:			
7⅜% preference shares of £1 each	**7**	6	6
8¼% preference shares of £1 each	**7**	7	6
Non-cumulative redeemable preference shares:			
8.9% preference shares of $5 each	**15**	15	15
	29	28	27

9. Dividends on Ordinary Equity Shares

	6 months ended 30.06.04		6 months ended 30.06.03		6 months ended 31.12.03	
	Cents per share	**$m**	Cents per share	$m	Cents per share	$m
Interim	**17.06**	**201**	15.51	182	-	-
Final	**-**	**-**	-	-	36.49	429
	17.06	**201**	15.51	182	36.49	429

The 2004 interim dividend of 17.06 cents per share will be paid in either sterling, Hong Kong dollars or US dollars on 8 October 2004, to shareholders on the UK register of members at the close of business on 13 August 2004 and to shareholders on the Hong Kong branch register of members at the opening of business in Hong Kong (9:00am Hong Kong time) on 13 August 2004. It is intended that shareholders will be able to elect to receive shares credited as fully paid instead of all or part of the interim cash dividend. Details of the dividend will be sent to shareholders on or around 20 August 2004.

10. Earnings per Ordinary Share

	6 months ended 30.06.04			6 months ended 30.06.03*			6 months ended 31.12.03*		
	Profit $m	**Average number of shares ('000)**	**Per share amount cents**	Profit $m	Average number of shares ('000)	Per share amount cents	Profit $m	Average number of shares ('000)	Per share amount cents
Basic EPS									
Profit attributable to ordinary shareholders	**717**	**1,170,699**		453	1,165,676		522	1,168,990	
Premium and costs paid on repurchase of preference shares	**-**			(2)			(10)		
Basic earnings per ordinary share	**717**	**1,170,699**	**61.2c**	451	1,165,676	38.7c	512	1,168,990	43.8c
Effect of dilutive potential ordinary shares:									
Convertible bonds	**11**	**34,488**		10	34,488		11	34,488	
Options	**-**	**2,252**		-	231		-	12,091	
Diluted EPS	**728**	**1,207,439**	**60.3c**	461	1,200,395	38.4c	523	1,215,569	43.0c

The Group measures earnings per share on a normalised basis. This differs from earnings defined in Financial Reporting Standard 14. The table below provides a reconciliation.

	6 months ended 30.06.04 $m	6 months ended 30.06.03* $m	6 months ended 31.12.03* $m
Basic earnings per ordinary share, as above	**717**	451	512
Premium and costs paid on repurchase of preference shares	**-**	2	10
Premium and costs paid on repurchase of subordinated debt	**21**	-	-
Amortisation of goodwill	**88**	67	67
Profits less losses on disposal of investment securities	**(159)**	(48)	(14)
Costs re Hong Kong incorporation	**18**	-	-
Amounts written off fixed asset investments	**2**	6	5
Profit on sale of tangible fixed assets	**(4)**	-	-
Profit on disposal of subsidiary undertakings	**(4)**	-	-
Normalised earnings	**679**	478	580
Normalised earnings per ordinary share	**57.9c**	41.0c	49.6c

*Comparative restated (see note 32 on page 71).

11. Loans and Advances

	30.06.04		30.06.03		31.12.03	
	Loans to banks $m	**Loans to customers $m**	Loans to banks $m	Loans to customers $m	Loans to banks $m	Loans to customers $m
Gross loans and advances	**18,653**	**66,108**	18,072	60,734	13,423	62,383
Specific provisions for bad and doubtful debts	**(54)**	**(1,479)**	(98)	(1,626)	(59)	(1,602)
General provision	**-**	**(386)**	-	(458)	-	(425)
Interest in suspense	**(12)**	**(572)**	(8)	(637)	(10)	(612)
	18,587	**63,671**	17,966	58,013	13,354	59,744

The movement in provisions for bad and doubtful debts is set out below:

	6 months ended 30.06.04		6 months ended 30.06.03		6 months ended 31.12.03	
	Specific $m	**General $m**	Specific $m	General $m	Specific $m	General $m
Provisions held at beginning of period	**1,661**	**425**	1,824	468	1,724	458
Exchange translation differences	**(5)**	**-**	5	-	28	-
Amount utilised	**-**	**(39)**	-	-	-	(33)
Amounts written off	**(288)**	**-**	(531)	-	(379)	-
Recoveries of amounts previously written off	**44**	**-**	37	-	47	-
Other	**(18)**	**-**	71	-	13	-
New provisions	**304**	**-**	474	-	430	-
Recoveries/provisions no longer required	**(165)**	**-**	(156)	(10)	(202)	-
Net charge against/(credit to) profit	**139**	**-**	318	(10)	228	-
Provisions held at end of period	**1,533**	**386**	1,724	458	1,661	425

12. Non-Performing Loans and Advances

	30.06.04			30.06.03			31.12.03		
	SCNB (LMA) $m	**Other $m**	**Total $m**	SCNB (LMA) $m	Other $m	Total $m	SCNB (LMA) $m	Other $m	Total $m
Loans and advances on which interest is suspended	**711**	**2,789**	**3,500**	757	3,269	4,026	772	3,031	3,803
Specific provisions for bad and doubtful debts	**(108)**	**(1,425)**	**(1,533)**	(94)	(1,630)	(1,724)	(112)	(1,549)	(1,661)
Interest in suspense	**-**	**(584)**	**(584)**	-	(645)	(645)	-	(622)	(622)
	603	**780**	**1,383**	663	994	1,657	660	860	1,520

Net non-performing loans and advances comprises loans and advances to banks $83 million (30 June 2003: $86 million; 31 December 2003: $96 million) and loans and advances to customers $1,300 million (30 June 2003: $1,571 million; 31 December 2003: $1,424 million).

12. Non-Performing Loans and Advances (continued)

The Group acquired Standard Chartered Nakornthon Bank (SCNB) (formerly Nakornthon Bank) in September 1999. Under the terms of the acquisition, non-performing loans (NPLs) of THB 38.84 billion ($949.8 million) are subject to a Loan Management Agreement (LMA) with the Financial Institutions Development Fund (FIDF), a Thai Government agency. Under the LMA, the FIDF has guaranteed the recovery of a principal amount of the NPLs of THB 23 billion ($562 million). The LMA also provides, *inter alia*, for loss sharing arrangements whereby the FIDF will bear up to 85 per cent of losses in excess of the guaranteed amount. The guarantee from FIDF is expected to settle in early 2005. The carrying cost of the NPLs is reimbursable by the FIDF to SCNB, every half year, for a period of five years from the date of acquisition.

Excluding the SCNB non-performing loan portfolio, subject to the LMA, specific provisions and interest in suspense together cover 72 per cent (30 June 2003: 70 per cent; 31 December 2003: 72 per cent) of total non-performing lending to customers.

13. Debt Securities and Other Fixed Income Securities

	30.06.04			
	Book amount Investment securities $m	Book amount Dealing securities $m	Book amount Total debt securities $m	Valuation Investment securities $m
Issued by public bodies:				
Government securities	7,879	1,250	9,129	7,925
Other public sector securities	484	9	493	483
	8,363	1,259	9,622	8,408
Issued by banks:				
Certificates of deposit	5,646	159	5,805	5,639
Other debt securities	5,904	606	6,510	5,908
	11,550	765	12,315	11,547
Issued by other issuers:				
Bills discountable with recognised markets	-	-	-	-
Other debt securities	2,779	799	3,578	2,713
	2,779	799	3,578	2,713
Total debt securities	22,692	2,823	25,515	22,668
Of which:				
Listed on a recognised UK exchange	6,011	-	6,011	6,015
Listed elsewhere	4,837	734	5,571	4,791
Unlisted	11,844	2,089	13,933	11,862
	22,692	2,823	25,515	22,668
Book amount investment securities:				
One year or less	13,736			
One to five years	8,626			
More than five years	330			
	22,692			

Debt securities include $419 million (30 June 2003: $559 million; 31 December 2003: $559 million) of securities sold subject to sale and repurchase transactions.

The valuation of listed investments is at market value and of unlisted investments at directors' estimate.

13. Debt Securities and Other Fixed Income Securities (continued)

	30.06.03			
	Book amount Investment securities $m	Book amount Dealing securities $m	Book amount Total debt securities $m	Valuation Investment securities $m
Issued by public bodies:				
Government securities	5,852	1,470	7,322	5,932
Other public sector securities	440	-	440	445
	6,292	1,470	7,762	6,377
Issued by banks:				
Certificates of deposit	4,549	33	4,582	4,528
Other debt securities	4,753	340	5,093	4,753
	9,302	373	9,675	9,281
Issued by other issuers:				
Bills discountable with recognised markets	-	20	20	-
Other debt securities	4,254	909	5,163	4,272
	4,254	929	5,183	4,272
Total debt securities	19,848	2,772	22,620	19,930
Of which:				
Listed on a recognised UK exchange	5,192	-	5,192	5,189
Listed elsewhere	5,519	914	6,433	5,598
Unlisted	9,137	1,858	10,995	9,143
	19,848	2,772	22,620	19,930
Book amount investment securities:				
One year or less	10,496			
One to five years	8,152			
More than five years	1,200			
	19,848			

13. Debt Securities and Other Fixed Income Securities (continued)

	31.12.03			
	Book amount Investment securities $m	Book amount Dealing securities $m	Book amount Total debt securities $m	Valuation Investment securities $m
Issued by public bodies:				
Government securities	7,496	819	8,315	7,570
Other public sector securities	476	-	476	478
	7,972	819	8,791	8,048
Issued by banks:				
Certificates of deposit	4,086	65	4,151	4,072
Other debt securities	5,215	353	5,568	5,212
	9,301	418	9,719	9,284
Issued by other issuers:				
Bills discountable with recognised markets	-	17	17	-
Other debt securities	3,528	1,086	4,614	3,489
	3,528	1,103	4,631	3,489
Total debt securities	20,801	2,340	23,141	20,821
Of which:				
Listed on a recognised UK exchange	5,855	-	5,855	5,846
Listed elsewhere	5,298	957	6,255	5,301
Unlisted	9,648	1,383	11,031	9,674
	20,801	2,340	23,141	20,821
Book amount investment securities:				
One year or less	10,993			
One to five years	8,445			
More than five years	1,363			
	20,801			

13. Debt Securities and Other Fixed Income Securities (continued)

The change in the book amount of debt securities held for investment purposes comprised:

	6 months ended 30.06.04			6 months ended 30.06.03		
	Historical cost $m	**Amortisation of discounts/ premiums $m**	**Book amount $m**	Historical cost $m	Amortisation of discounts/ premiums $m	Book amount $m
At 1 January	**20,791**	**10**	**20,801**	18,383	15	18,398
Exchange translation differences	**(271)**	**5**	**(266)**	570	3	573
Acquisitions	**33,931**	**-**	**33,931**	22,232	-	22,232
Maturities and disposals	**(31,765)**	**6**	**(31,759)**	(21,314)	(32)	(21,346)
Amortisation of discounts and premiums	**-**	**(15)**	**(15)**	-	(9)	(9)
At 30 June	**22,686**	**6**	**22,692**	19,871	(23)	19,848

	6 months ended 31.12.03		
	Historical cost $m	Amortisation of discounts/ premiums $m	Book amount $m
At 1 July	19,871	(23)	19,848
Exchange translation differences	905	7	912
Acquisitions	28,034	-	28,034
Maturities and disposals	(28,019)	(61)	(28,080)
Amortisation of discounts and premiums	-	87	87
At 31 December	20,791	10	20,801

At 30 June 2004, unamortised premiums on debt securities held for investment purposes amounted to $123 million (30 June 2003: $135 million; 31 December 2003: $163 million) and unamortised discounts amounted to $15 million (30 June 2003: $205 million; 31 December 2003: $366 million).

14. Equity Shares and Other Variable Yield Securities

	30.06.04		30.06.03*		31.12.03*	
	Book amount Investment securities $m	**Valuation Investment securities $m**	Book amount Investment securities $m	Valuation Investment securities $m	Book amount Investment securities $m	Valuation Investment securities $m
Listed on a recognised UK exchange	**1**	**1**	2	2	1	1
Listed elsewhere	**69**	**70**	74	75	261	353
Unlisted	**109**	**112**	116	116	97	97
	179	**183**	192	193	359	451
One year or less	**7**	**7**	24	24	14	14
One to five years	**38**	**38**	31	39	40	44
More than five years	**-**	**-**	-	-	-	-
Undated	**134**	**138**	137	130	305	393
	179	**183**	192	193	359	451

*Comparative restated (see note 32 on page 71).

The valuation of listed securities is at market value and of unlisted securities at directors' estimate.

Income from listed equity shares amounted to $2 million (30 June 2003: $2 million; 31 December 2003: $5 million) and income from unlisted equity shares amounted to $3 million (30 June 2003: $5 million; 31 December 2003: $9 million).

The change in the book amount of equity shares held for investment purposes comprised:

	6 months ended 30.06.04			6 months ended 30.06.03*		
	Historical cost $m	**Provisions $m**	**Book amount $m**	Historical cost $m	Provisions $m	Book amount $m
At 1 January	**398**	**(39)**	**359**	225	(32)	193
Exchange translation differences	**(2)**	**-**	**(2)**	1	-	1
Acquisitions	**42**	**-**	**42**	63	-	63
Disposals	**(218)**	**(2)**	**(220)**	(59)	-	(59)
Other	**-**	**-**	**-**	-	(6)	(6)
At 30 June	**220**	**(41)**	**179**	230	(38)	192

	6 months ended 31.12.03*		
	Historical cost $m	Provisions $m	Book amount $m
At 1 July	230	(38)	192
Exchange translation differences	3	(1)	2
Acquisitions	183	-	183
Disposals	(12)	1	(11)
Amortisation	-	(5)	(5)
Other	(6)	4	(2)
At 31 December	398	(39)	359

*Comparative restated (see note 32 on page 71).

15. Deposits by Banks

	30.06.04 $m	30.06.03 $m	31.12.03 $m
Repayable on demand	**3,124**	3,728	3,894
With agreed maturity dates or periods of notice, by residual maturity:			
Three months or less	**9,014**	8,587	5,057
Between three months and one year	**2,207**	1,596	1,502
Between one and five years	**2,654**	318	446
Over five years	**-**	556	25
	16,999	14,785	10,924

16. Customer Accounts

	30.06.04 $m	30.06.03 $m	31.12.03 $m
Repayable on demand	**33,478**	26,617	31,619
With agreed maturity dates or periods of notice, by residual maturity:			
Three months or less	**38,574**	38,561	35,789
Between three months and one year	**5,246**	5,525	5,615
Between one and five years	**877**	1,032	742
Over five years	**44**	47	2
	78,219	71,782	73,767

17. Debt Securities in Issue

	30.06.04			30.06.03		
	Certificates of deposit of $100,000 or more $m	Other debt securities in issue $m	Total $m	Certificates of deposit of $100,000 or more $m	Other debt securities in issue $m	Total $m
By residual maturity:						
Three months or less	**1,087**	**1,387**	**2,474**	1,602	1,040	2,642
Between three and six months	**622**	**177**	**799**	219	148	367
Between six months and one year	**732**	**321**	**1,053**	569	388	957
Between one and five years	**1,620**	**515**	**2,135**	1,883	395	2,278
Over five years	**17**	**101**	**118**	24	165	189
	4,078	**2,501**	**6,579**	4,297	2,136	6,433

	31.12.03		
	Certificates of deposit of $100,000 or more $m	Other debt securities in issue $m	Total $m
By residual maturity:			
Three months or less	1,711	612	2,323
Between three and six months	487	52	539
Between six months and one year	1,030	59	1,089
Between one and five years	1,552	459	2,011
Over five years	13	87	100
	4,793	1,269	6,062

18. Dated Subordinated Loan Capital

	30.06.04 $m	30.06.03* $m	31.12.03 $m
By residual maturity:			
Within one year	**715**	-	25
Between one and five years	**1,508**	337	1,026
Over five years	**2,128**	3,770	3,348
	4,351	4,107	4,399

*Comparative restated (see note 32 on page 71).

Of the total dated subordinated loan capital, $3,945 million is at fixed interest rates (30 June 2003: $3,385 million; 31 December 2003: $3,992 million).

19. Called Up Share Capital

	30.06.04 $m	30.06.03 $m	31.12.03 $m
Equity capital			
Ordinary shares of $0.50 each	**589**	586	587
Non-equity capital			
Non-cumulative irredeemable preference shares:			
7⅜% preference shares of £1 each	**174**	158	172
8¼% preference shares of £1 each	**179**	164	178
Non-cumulative redeemable preference shares:			
8.9% preference shares of $5 each	**2**	2	2
	944	910	939

During 2003, the Company repurchased 9,486 8.9 per cent non-cumulative preference shares of $5 each. The preference shares were repurchased at prices between $1,112.50 and $1,140.52. The total premium paid on the repurchase was $10.7 million. The shares were cancelled leaving 331,388 of the 8.9 per cent dollar preference shares in issue.

During 2003, the Company repurchased 3,965,000 7⅜ per cent non-cumulative preference shares of £1 each. The preference shares were repurchased at prices between £1.12875 and £1.13. The total premium paid on the repurchase was $0.9 million. The shares were cancelled leaving 96,035,000 of the 7⅜ per cent sterling preference shares in issue.

During 2003, the Company repurchased 750,000 8¼ per cent non-cumulative preference shares of £1 each. The preference shares were repurchased at £1.22875. The total premium paid on the repurchase was $0.3 million. The shares were cancelled leaving 99,250,000 of the 8¼ per cent sterling preference shares in issue.

20. Shareholders' Funds

	Share capital $m	Share premium account $m	Capital reserve $m	Capital redemption reserve $m	Premises revaluation reserve $m	Profit and loss account $m	Total* shareholders' funds $m
At 1 January 2004 previously published	939	2,813	5	11	(2)	4,009	7,775
Prior year adjustment (note 32)	-	-	-	-	-	(169)	(169)
At 1 January 2004 restated	939	2,813	5	11	(2)	3,840	7,606
Exchange translation differences	4	-	-	-	2	(78)	(72)
Shares issued, net of expenses	1	3	-	-	-	32	36
Total gains/losses recognised under FRS17	-	-	-	-	-	10	10
Retained profit	-	-	-	-	-	516	516
Capitalised on exercise of share options	-	2	-	-	-	(2)	-
At 30 June 2004	944	2,818	5	11	-	4,318	8,096
Own shares held in ESOP Trust							(74)
Total shareholders' funds							8,022
Equity interests							7,367
Non-equity interests							655
At 30 June 2004							8,022

20. Shareholders' Funds (continued)

	Share capital $m	Share premium account $m	Capital reserve $m	Capital redemption reserve $m	Premises revaluation reserve $m	Profit and loss account $m	Total* shareholders' funds $m
At 1 January 2003 previously published	909	2,764	5	3	3	3,643	7,327
Prior year adjustment (note 32)	-	-	-	-	-	(128)	(128)
At 1 January 2003 restated	909	2,764	5	3	3	3,515	7,199
Exchange translation differences	8	-	-	-	-	28	36
Shares issued, net of expenses	1	1	-	-	-	21	23
Realised on disposal of property	-	-	-	-	(2)	2	-
Repurchase of preference shares	(8)	-	-	8	-	(17)	(17)
Retained profit	-	-	-	-	-	271	271
At 30 June 2003	910	2,765	5	11	1	3,820	7,512
Own shares held in ESOP Trust							(58)
Total shareholders' funds							7,454
Equity interests							6,829
Non-equity interests							625
At 30 June 2003							7,454

*Comparative restated (see note 32 on page 71).

20. Shareholders' Funds (continued)

	Share capital $m	Share premium account $m	Capital reserve $m	Capital redemption reserve $m	Premises revaluation reserve $m	Profit and loss account $m	Total* shareholders' funds $m
At 1 July 2003 previously published	910	2,765	5	11	1	3,956	7,648
Prior year adjustment (note 32)	-	-	-	-	-	(136)	(136)
At 1 July 2003 restated	910	2,765	5	11	1	3,820	7,512
Exchange translation differences	27	-	-	-	(2)	6	31
Shares issued, net of expenses	2	45	-	-	-	(21)	26
Realised on disposal of property	-	-	-	-	(1)	1	-
Repurchase of preference shares	-	-	-	-	-	(3)	(3)
FRS17 restatement	-	-	-	-	-	(53)	(53)
Retained profit	-	-	-	-	-	93	93
Capitalised on exercise of share options	-	3	-	-	-	(3)	-
At 31 December 2003	939	2,813	5	11	(2)	3,840	7,606
Own shares held in ESOP Trust							(60)
Total shareholders' funds							7,546
Equity interests							6,897
Non-equity interests							649
At 31 December 2003							7,546

* Comparative restated (see note 32 on page 71).

Bedell Cristin Trustees Limited is trustee of both the 1995 Employees' Share Ownership Plan Trust ('the 1995 trust'), which is an employee benefit trust used in conjunction with some of the Group's employee share schemes, and the Standard Chartered 2004 Employee Benefit Trust ('the 2004 trust') which is an employee benefit trust used in conjunction with the Group's deferred bonus plan. The trustee has agreed to satisfy a number of awards made under the employee share schemes and the deferred bonus plan through the relevant employee benefit trust. As part of these arrangements Group companies fund, from time to time, the trust to enable the trustee to acquire shares to satisfy these awards.

The 1995 trust has acquired, at market value, 15,383,963 (30 June 2003: 11,070,546; 31 December 2003: 9,513,386) Standard Chartered PLC shares which are held in a pool for the benefit of participants under the Group's Restricted Share Scheme, Performance Share Plan and Executive Share Option Schemes. The purchase of these shares has been fully funded by the Group.

At 30 June 2004, the 1995 trust held 15,383,963 (30 June 2003: 11,070,546; 31 December 2003: 9,513,386) shares, of which 10,573,696 (30 June 2003: 6,019,469; 31 December 2003: 4,733,884) have vested unconditionally. The balance of 4,810,267 (30 June 2003: 5,051,077; 31 December 2003: 4,779,502) shares have been included in the Group balance sheet, as a deduction in shareholders' funds at a cost of $71 million (30 June 2003: $58 million; 31 December 2003: $60 million). The market value of the unvested shares at 30 June 2004 was $78 million (30 June 2003: $61 million; 31 December 2003: $79 million). 4,513,992 (30 June 2003: 4,947,801; 31 December 2003: 4,585,901) shares have been conditionally gifted to employees and 296,275 shares are under option to employees.

The 2004 trust has acquired, at market value, 178,926 (31 December 2003: nil; 30 June 2003: nil) Standard Chartered PLC shares which are held in a pool for the benefit of participants under the Group's deferred bonus plan. The purchase of these shares has been fully funded by the Group.

At 30 June 2004, the 2004 trust held 178,926 (31 December 2003: nil; 30 June 2003: nil) shares, all of which were unvested. These shares have been included in the Group balance sheet, as a deduction in shareholders' funds, at cost of $3 million (31 December 2003: nil; 30 June 2003: nil). The market value of the unvested shares at 30 June was $3 million. The shares are used to satisfy awards under the Group's deferred bonus plan, further details of which are set out on page 76.

21. Consolidated Cash Flow Statement

Reconciliation between operating profit before taxation and net cash inflow from operating activities:

	6 months ended 30.06.04 $m	6 months ended 30.06.03* $m	6 months ended 31.12.03* $m
Operating profit	**1,106**	730	829
Adjustments for items not involving cash flow or shown separately:			
Amortisation of goodwill	**88**	67	67
Depreciation and amortisation of premises and equipment	**123**	108	139
Gain on disposal of tangible fixed assets	**(4)**	-	(14)
Gain on disposal of investment securities	**(159)**	(48)	(14)
Amortisation of investments	**18**	12	(119)
Gain on disposal of subsidiary undertakings	**(4)**	-	-
Charge for bad and doubtful debts and contingent liabilities	**139**	308	228
Amounts written off fixed asset investments	**2**	6	5
Debts written off, net of recoveries	**(74)**	(494)	(313)
(Decrease)/increase in accruals and deferred income	**(199)**	49	167
(Increase)/decrease in prepayments and accrued income	**(197)**	(452)	540
Net decrease/(increase) in mark-to-market adjustment***	**473**	(104)	(299)
Interest paid on subordinated loan capital	**253**	239	59
Net cash inflow from trading activities	**1,565**	421	1,275
Net (increase)/decrease in cheques in the course of collection	**(83)**	(73)	46
Net decrease/(increase) in treasury bills and other eligible bills	**52**	(14)	(62)
Net (increase)/decrease in loans and advances to banks and customers	**(10,357)**	(2,856)	5,254
Net increase/(decrease) in deposits from banks, customer accounts and debt securities in issue	**12,098**	5,320	(3,192)
Net increase in dealing securities	**(488)**	(972)	(578)
Net increase/(decrease) in other accounts**	**(18)**	(154)	(667)
Net cash inflow from operating activities	**2,769**	1,672	2,076
Analysis of changes in cash			
Balance at beginning of period	**5,661**	3,496	3,663
Exchange translation differences	**(40)**	7	(14)
Net cash (outflow)/inflow	**(519)**	160	2,012
Balance at end of period	**5,102**	3,663	5,661

* Comparative restated (see note 32 on page 71).

** This includes the effect of foreign exchange translation in the local books of subsidiaries and branches.

*** Mark to market adjustments are being reclassified from the reconciliation to 'Net cash inflow from operating activities', to the reconciliation to 'Net cash inflow from trading activities', as this better reflects their impact on cash flows.

22. Net Interest Margin and Interest Spread

	6 months ended 30.06.04 %	6 months ended 30.06.03 %	6 months ended 31.12.03 %
Net interest margin	**2.7**	2.8	2.7
Interest spread	**2.4**	2.6	2.4

	$m	$m	$m
Average interest earning assets	**115,419**	103,871	110,007
Average interest bearing liabilities	**100,632**	91,028	92,652

23. Remuneration

The Group employed 31,300 staff at 30 June 2004 (30 June 2003: 30,100; 31 December 2003: 30,200).

Within the authority delegated by the Board of Directors, the Board Remuneration Committee is involved in determining the remuneration policy of Standard Chartered Group but specifically for agreeing the individual remuneration packages for executive directors and other highly remunerated individuals. No executive directors are involved in deciding their own remuneration. The Group's remuneration policy is to:

- Support a strong performance-oriented culture and ensure that individual rewards and incentives relate directly to the performance of the individual, the operations and functions for which they are responsible, the Group as a whole and the interests of the shareholders;
- Maintain competitive awards that reflect the international nature of the Group and enable it to attract and retain talented employees of the highest quality internationally.

The success of the Group depends upon the performance and commitment of talented employees. In terms of applying this policy:

- Base salaries are set at the median of the Group's key international competitors.
- Annual bonus awards are made wholly on the basis of Group and individual performance and also an individual's adherence to the Group's values.

Standard Chartered believes strongly in encouraging employee share ownership at all levels in the organisation. The Group operates certain discretionary share plans which are designed to provide competitive long-term incentives. Of these plans, the Performance Share Plan and the Executive Share Option Scheme are only exercisable upon the achievement of tough performance criteria. In addition, the Group operates two all-employee sharesave schemes in which 40 per cent of employees participate.

24. Charge on Group Assets

Group assets include $2,564 million (30 June 2003: $2,741 million; 31 December 2003: $2,951 million) which are subordinated to the claims of other parties.

25. Contingent Liabilities and Commitments

The table below shows the contract or underlying principal amounts, credit equivalent amounts and risk weighted amounts of unmatured off-balance sheet transactions at the balance sheet date. The contract or underlying principal amounts indicate the volume of business outstanding and do not represent amounts at risk. The credit equivalent and risk weighted amounts have been calculated in accordance with the Financial Services Authority guidelines implementing the Basel Accord on capital adequacy, after taking account of collateral and guarantees received.

	30.06.04			30.06.03		
	Contract or underlying principal amount $m	**Credit equivalent amount $m**	**Risk weighted amount $m**	Contract or underlying principal amount $m	Credit equivalent amount $m	Risk weighted amount $m
Contingent liabilities						
Acceptances and endorsements	**914**	**914**	**745**	870	870	817
Guarantees and irrevocable letters of credit	**14,505**	**10,384**	**6,689**	12,235	8,324	5,888
Other contingent liabilities	**4,071**	**2,869**	**1,998**	5,549	4,064	2,923
	19,490	**14,167**	**9,432**	18,654	13,258	9,628
Commitments						
Documentary credits and short term trade-related transactions	**2,213**	**443**	**414**	1,640	328	291
Forward asset purchases and forward deposits placed	**77**	**77**	**15**	95	95	19
Undrawn formal standby facilities, credit lines and other commitments to lend:						
One year and over	**7,861**	**3,931**	**3,664**	8,071	4,036	3,231
Less than one year	**8,020**	**-**	**-**	6,456	-	-
Unconditionally cancellable	**26,652**	**-**	**-**	26,924	-	-
	44,823	**4,451**	**4,093**	43,186	4,459	3,541

25. Contingent Liabilities and Commitments (continued)

	31.12.03		
	Contract or underlying principal amount $m	Credit equivalent amount $m	Risk weighted amount $m
Contingent liabilities			
Acceptances and endorsements	716	716	535
Guarantees and irrevocable letters of credit	12,350	8,480	5,773
Other contingent liabilities	4,802	3,364	2,132
	17,868	12,560	8,440
Commitments			
Documentary credits and short term trade-related transactions	2,157	431	394
Forward asset purchases and forward deposits placed	26	26	5
Undrawn formal standby facilities, credit lines and other commitments to lend:			
One year and over	7,182	3,591	3,259
Less than one year	5,203	-	-
Unconditionally cancellable	26,589	-	-
	41,157	4,048	3,658

26. Fair Values

These tables analyse the notional principal amounts and the positive and negative fair values of the Group's derivative financial instruments. Positive and negative fair values are the mark-to-market values of the derivative contracts adjusted for any amounts recognised in the Consolidated Profit and Loss Account for non-trading items. Notional principal amounts are the amount of principal underlying the contract at the reporting date.

Fair values at the period end are representative of the Group's typical position during the period.

Trading activities are defined as positions held in financial instruments with the intention of benefiting from short term rates or price movements. The risk section of the Financial Review on pages 15 to 30 explains the Group's risk management of derivative contracts.

26. Fair Values (continued)

	30.06.04			30.06.03		
	Notional principal amounts $m	**Positive fair value $m**	**Negative fair value $m**	Notional principal amounts $m	Positive fair value $m	Negative fair value $m
Trading book						
Forward foreign exchange contracts	**411,031**	**3,628**	**3,632**	486,541	5,808	5,437
Foreign exchange derivative contracts						
Currency swaps and options	**138,782**	**1,555**	**1,473**	134,909	1,532	1,674
Exchange traded futures and options	**353**	**1**	**7**	-	-	-
Total	**139,135**	**1,556**	**1,480**	134,909	1,532	1,674
Interest rate derivative contracts						
Swaps	**344,993**	**2,577**	**2,794**	200,459	3,413	3,191
Forward rate agreements and options	**64,667**	**110**	**110**	33,591	89	72
Exchange traded futures and options	**129,562**	**54**	**53**	149,357	48	47
Total	**539,222**	**2,741**	**2,957**	383,407	3,550	3,310
Total trading book derivative financial instruments	**1,089,388**	**7,925**	**8,069**	1,004,857	10,890	10,421
Effect of netting		**(4,375)**	**(4,375)**		(6,764)	(6,764)
		3,550	**3,694**		4,126	3,657

	31.12.03		
	Notional principal amounts $m	Positive fair value $m	Negative fair value $m
Trading book			
Forward foreign exchange contracts	405,983	8,936	8,535
Foreign exchange derivative contracts			
Currency swaps and options	124,138	1,875	1,931
Exchange traded futures and options	327	-	-
Total	124,465	1,875	1,931
Interest rate derivative contracts			
Swaps	253,359	2,834	2,941
Forward rate agreements and options	61,506	89	81
Exchange traded futures and options	108,995	24	27
Total	423,860	2,947	3,049
Total trading book derivative financial instruments	954,308	13,758	13,515
Effect of netting		(7,507)	(7,507)
		6,251	6,008

26. Fair Values (continued)

Non-trading activities are defined as positions held with respect to management of the Group's assets and liabilities and related hedges.

	30.06.04			30.06.03		
	Notional principal amounts $m	Positive fair value $m	Negative fair value $m	Notional principal amounts $m	Positive fair value $m	Negative fair value $m
Non-trading book						
Forward foreign exchange contracts						
Currency swaps and options	-	-	-	524	-	-
Interest rate derivative contracts						
Swaps	1,142	1	5	1,124	-	2
Forward rate agreements and options	53	-	-	79	-	-
Exchange traded futures and options	1,694	-	-	4,009	2	2
Total	2,889	1	5	5,212	2	4
Equity and Stock index derivatives	1	-	-	-	-	-
Commodity derivative contracts	617	-	-	1,207	6	6
Total non-trading book derivative financial instruments	3,507	1	5	6,943	8	10

	31.12.03		
	Notional principal amounts $m	Positive fair value $m	Negative fair value $m
Non-trading book			
Forward foreign exchange contracts			
Currency swaps and options	-	-	-
Interest rate derivative contracts			
Swaps	28	-	2
Forward rate agreements and options	92	-	-
Exchange traded futures and options	2,634	2	1
Total	2,754	2	3
Commodity derivative contracts	866	1	1
Total non-trading book derivative financial instruments	3,620	3	4

26. Fair Values (continued)

	30.06.04 Book value $m	30.06.04 Market value $m	30.06.03 Book value $m	30.06.03 Market value $m
Listed and publicly traded securities:				
Financial assets	**18,566**	**18,562**	15,456	15,544
Preference shares	**655**	**774**	625	749
Other financial liabilities	**10,901**	**11,053**	11,110	11,169
Financial liabilities	**11,556**	**11,827**	11,735	11,918

	31.12.03 Book value $m	31.12.03 Market value $m
Listed and publicly traded securities:		
Financial assets	17,542	17,548
Preference shares	649	768
Other financial liabilities	10,760	10,965
Financial liabilities	11,409	11,733

Financial assets include treasury bills, debt securities and equity shares. Other financial liabilities include debt securities in issue and subordinated loan capital.

27. Credit Exposures in respect of Derivative Contracts

The residual maturity analysis of the notional principal amounts of derivative contracts, excluding exchange traded futures and options, held at 30 June 2004, 30 June 2003 and 31 December 2003 for trading and non-trading purposes is set out below:

	30.06.04				30.06.03			
	Under one year $m	**One to five years $m**	**Over five years $m**	**Total $m**	Under one year $m	One to five years $m	Over five years $m	Total $m
Forward foreign exchange and foreign exchange derivative contracts								
Notional principal amount	**498,725**	**47,880**	**3,208**	**549,813**	587,971	29,973	4,030	621,974
Net replacement cost	**4,171**	**922**	**90**	**5,183**	6,575	685	80	7,340
Interest rate derivative contracts								
Notional principal amount	**212,724**	**165,612**	**32,519**	**410,855**	120,767	89,649	24,837	235,253
Net replacement cost	**512**	**1,453**	**723**	**2,688**	494	1,693	1,315	3,502
Equity and Stock index derivatives								
Notional principal amount	**1**	**-**	**-**	**1**	-	-	-	-
Net replacement cost	**-**	**-**	**-**	**-**	-	-	-	-
Commodity derivative contracts								
Notional principal amount	**308**	**309**	**-**	**617**	701	506	-	1,207
Net replacement cost	**-**	**-**	**-**	**-**	1	5	-	6
Counterparty risk								
Financial institutions				**6,242**				8,894
Non financial institutions				**1,629**				1,954
Total net replacement cost				**7,871**				10,848

27. Credit Exposures in respect of Derivative Contracts (continued)

	31.12.03			
	Under one year $m	One to five years $m	Over five years $m	Total $m
Forward foreign exchange and foreign exchange derivative contracts				
Notional principal amount	488,667	37,075	4,379	530,121
Net replacement cost	9,581	1,091	139	10,811
Interest rate derivative contracts				
Notional principal amount	166,138	119,008	29,839	314,985
Net replacement cost	474	1,520	929	2,923
Commodity derivative contracts				
Notional principal amount	445	421	-	866
Net replacement cost	-	1	-	1
Counterparty risk				
Financial institutions				12,901
Non financial institutions				834
Total net replacement cost				13,735

The risk section of the Financial Review on pages15 to 30 explains the Group's risk management of derivative contracts.

28. Structural Currency Exposures

The Group's structural currency exposures are set out below:

	30.06.04			30.06.03		
	Net *investments* in overseas units $m	**Borrowing in the functional currency of the units concerned *hedging the net* investment in the units $m**	***Structural* currency exposures $m**	Net *investments* in overseas units $m	Borrowing in the functional currency of the units concerned *hedging the net* investment in the units $m	*Structural* currency exposures $m
Functional currency of the business unit:						
Singapore Dollar	**1,024**	**-**	**1,024**	2	-	2
Indian Rupee	**572**	**-**	**572**	476	-	476
Hong Kong Dollar	**2,645**	**-**	**2,645**	(65)	-	(65)
Malaysian Ringgit	**447**	**-**	**447**	428	-	428
Thai Baht	**128**	**-**	**128**	(1)	-	(1)
UAE Dirham	**251**	**-**	**251**	161	-	161
Sterling	**909**	**(909)**	**-**	1,305	(1,295)	10
Other non US dollar	**962**	**-**	**962**	768	-	768
Total	**6,938**	**(909)**	**6,029**	3,074	(1,295)	1,779

	31.12.03		
	Net *investments* in overseas units $m	Borrowing in the functional currency of the units concerned *hedging the net* investment in the units $m	*Structural* currency exposures $m
Functional currency of the business unit:			
Singapore Dollar	9	-	9
Indian Rupee	482	-	482
Hong Kong Dollar	(1)	-	(1)
Malaysian Ringgit	428	-	428
Thai Baht	(1)	-	(1)
UAE Dirham	241	-	241
Sterling	842	(832)	10
Other non US dollar	1,038	-	1,038
Total	3,038	(832)	2,206

28. Structural Currency Exposures (continued)

Structural currency exposures for 2004 and 2003 relate to net investments in non US dollar units.

The Group's main operations in non US dollar units were Asia, Africa, India and the United Kingdom. The main operating (or 'functional') currencies of its overseas business units therefore include Hong Kong Dollar, Malaysian Ringgit, Singapore Dollar, Indian Rupee and Sterling. The Group prepares its consolidated financial statements in US dollars, and the Group's consolidated balance sheet is affected by movements in the exchange rates between functional currencies and US dollars. These currency exposures are referred to as structural. Translation gains and losses arising from these exposures are recognised in the Consolidated Statement of Total Recognised Gains and Losses.

The risk section of the Financial Review on pages 15 to 30 explains the risk management with respect to the Group's hedging policies.

29. Market Risk

	6 months ended 30.06.04			**30.06.04**	6 months ended 30.06.03			30.06.03
Trading book	**Average $m**	**High $m**	**Low $m**	**Actual $m**	Average $m	High $m	Low $m	Actual $m
Daily value at risk:								
Interest rate risk	**3.1**	**4.1**	**2.2**	**3.1**	2.5	4.0	1.8	4.0
Foreign exchange risk	**2.7**	**4.5**	**1.3**	**2.5**	1.8	3.8	0.9	1.3
Total	**4.4**	**6.0**	**3.1**	**4.5**	3.8	6.7	2.0	4.6

	6 months ended 31.12.03			31.12.03
Trading book	Average $m	High $m	Low $m	Actual $m
Daily value at risk:				
Interest rate risk	2.9	3.9	2.3	2.9
Foreign exchange risk	1.4	1.7	1.0	1.3
Total	3.1	4.2	2.5	3.2

This note should be read in conjunction with the market risk section of the Financial Review on pages 28 to 30 which explains the Group's market risk management.

The Group measures the risk of losses arising from future potential adverse movements in interest and exchange rates, prices and volatilities using a VaR methodology. The Group uses historic simulation as its VaR methodology. This methodology measures the estimated potential change in the market value of the portfolio for a given confidence interval during a specified period.

The total Group Trading book VaR shown in the table above is not a sum of the interest rate and exchange rate risks due to offset. The highest and lowest VaR are independent and could have occurred on different days.

VaR is calculated for expected movements over a minimum of one business day and to a confidence level of 97.5 per cent. This confidence level suggests that potential daily losses, in excess of the VaR measure, are likely to be experienced six times per year.

The historic simulation method is used with an observation period of 250 days and involves the complete revaluation of all unmatured contracts to reflect the effect of historically observed changes in market risk factors on the valuation of the current portfolio.

The Group recognises that there are limitations to the VaR methodology. These limitations include the fact that the historic data may not be the best proxy for future price movements, either because the

observation period does not include representative price movements or, in some cases, because of incomplete market data.

The Group performs regular back-testing, where actual profits and losses are compared with VaR estimates to track the statistical validity of the VaR Model.

VaR is calculated as the Group's exposure as at the close of business, London time. Intra-day risk levels may vary from those reported at the end of the day.

Losses beyond the confidence interval are not captured by a VaR calculation, which therefore gives no indication of the size of unexpected losses in these situations. To manage the risk arising from events which the VaR methodology does not capture, the Group regularly stress tests its main market risk exposures. Stress testing involves valuing portfolios at prices which assume extreme changes in risk factors beyond the range of normal experience. Positions that would give rise to potentially significant losses under a low probability stress event are reviewed by the Group Risk Committee.

30. Statutory Accounts

The information in this Interim statement is unaudited and does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. This document was approved by the Board on 4 August 2004. The comparative figures for the financial year end 31 December 2003 are not the Company's statutory accounts for that financial year. Those accounts have been reported on by the Company's auditors and delivered to the Registrar of Companies. The report of the auditors was unqualified and did not contain a statement under Section 237 (2) or (3) of the Companies Act 1985.

31. Forward Looking Statements

This document contains forward-looking statements, including such statements within the meaning of section 27A of the US Securities Act of 1993 and section 21E of the Securities Exchange Act of 1934. These statements concern, or may affect, future matters. These may include the Group's future strategies, business plans, and results and are based on the current expectations of the directors of Standard Chartered. They are subject to a number of risks and uncertainties that might cause actual results and outcomes to differ materially from expectations outlined in these forward-looking statements. These factors are not limited to regulatory developments but include stock markets, IT developments, competitive and general operating conditions.

32. Restatement of Comparative Figures

a) The Urgent Issues Task Forces issued abstract 38 (UITF 38) - Accounting for ESOP Trusts in December 2003. This abstract required that when a company reacquires its own equity instruments it should present this as a deduction in arriving at shareholders' funds rather than as assets. For the Group's consolidated accounts the amount reported in Equity shares and other variable yield securities at June 2003 has been reduced by $58 million and shareholders' funds has been reduced by $58 million to reflect this change in disclosure.

b) Minority Interests at 30 June 2003 have been restated to reflect non-equity minority interests. These include third party investments in the Group's Global Liquidity fund.

c) The Group has fully adopted the accounting requirements of FRS17 - Retirement Benefits. FRS17 replaces Statement of Standard Accounting Practice (SSAP) 24 and Urgent Issue Task Force (UITF) Abstract 6 as the accounting standard dealing with post-retirement benefits. The standard is being introduced in the UK in stages, starting with disclosures in the notes to the accounts. The full requirements of the standard are not mandatory until reporting periods starting on or after 1 January 2005, however early adoption is encouraged. The Group has adopted the standard one year early as there is now more certainty that similar requirements will be incorporated within IFRS, under which the Group will report from 2005.

32. Restatement of Comparative Figures (continued)

The new standard requires the Group to include the assets of its defined benefit schemes on its balance sheet together with the related liability to make benefit payments net of deferred tax. The profit and loss account includes a charge in respect of the cost of accruing benefits for current employees and any benefit improvements. The expected return of the schemes' assets is included within other income less a charge in respect of unwinding of the discount applied to the scheme's liabilities.

Under SSAP24 the profit and loss account included a charge in respect of the cost of accruing surplus benefits for the current employees offset by a credit respecting the amortisation of the surplus in the Group's defined benefit schemes. A net pension prepayment was included in the Group's balance sheet.

A prior year adjustment has been made reducing shareholders' funds at 30 June 2003 by $136 million and at 31 December 2003 by $169 million to reflect the revised policy.

The effect of this change on the profit and loss account for the six months ended 30 June 2004has been to introduce other finance income of $3 million (30 June 2003: $7 million charge; 31 December 2003: $6 million charge), and to decrease administrative expenses by $5 million (30 June 2003: $4 million increase; 31 December 2003: $34 million decrease). Profit before tax has been increased by $8 million (30 June 2003: $11 million decrease; 31 December 2003: $28 million increase).

The effect on the Group's balance sheet at 30 June 2004 has been to reflect a net post retirement benefit liability of $81 million (30 June 2003: $146 million; 31 December 2003: $111 million), to reduce prepayments and accrued income by $78 million (30 June 2003: $7 million; 31 December 2003: $81 million), and reduce shareholders' funds by $154 million (30 June 2003: $136 million; 31 December 2003: $169 million).

d) The Group's £200 million Step-Up Notes 2022 (30 June 2003: $320million) have been reclassified from undated to dated subordinated loan capital to incorporate callable options in place.

33. UK and Hong Kong Accounting Requirements

The consolidated financial statements of the Group are prepared in accordance with UK GAAP which differs in certain significant respects from Hong Kong GAAP. There would be no material differences between the accounting conventions except as set out below:

Investments in Securities

UK GAAP
Securities, including equity shares and treasury bills, which are intended for use on a continuing basis are classified as investment securities. Investment securities are stated at cost less any provision for impairment. Where dated investment securities are purchased at a premium or a discount, these premiums or discounts are amortised through the profit and loss account. Securities other than investment securities are classified as dealing securities and are stated at market value.

Hong Kong GAAP
Under Hong Kong Statement of Standard Accounting Practice 24 – Accounting for Investments in Securities (SSAP24), investment securities classified as held-to-maturity securities are stated at amortised cost less any provision for diminution in value. Other securities, not intended to be held until maturity, are accounted for under the 'alternative' treatment. Under the alternative treatment securities are identified as either trading or non-trading. Trading securities are stated at fair value with changes in fair value recognised in the profit and loss account as they arise. Non-trading securities are stated at fair value with changes in fair value recognised in the revaluation reserve until disposal.

If the Group had prepared its financial statements under Hong Kong SSAP24 there would have been a net charge to the profit and loss account of $24 million, (30 June 2003: $5 million; 31 December 2003: $5 million), an increase in the book amount of investment in securities of $25 million (30 June 2003: $47 million; 31 December 2003: $30 million) and a credit to reserves of $18 million (30 June 2003: $33 million; 31 December 2003: $21 million).

Tangible Fixed Assets

UK GAAP
Under Financial Reporting Standard 15 - Tangible Fixed Assets (FRS15), revaluation gains should be recognised in the profit and loss account only to the extent (after adjusting for subsequent depreciation) that they reverse revaluation losses on the same asset that were previously recognised in the profit and loss account. All other revaluation gains should be recognised in the statement of total recognised gains and losses.

All revaluation losses that are caused by a clear consumption of economic benefits should be recognised in the profit and loss account. Other revaluation losses should be recognised in the statement of total recognised gains and losses until the carrying amount reaches its depreciated historical cost; and thereafter, in the profit and loss account unless it can be demonstrated that the recoverable amount (the higher of net realisable value and value in use as defined in Financial Reporting Standard 11 - Impairment of fixed assets and goodwill) of the asset is greater than the revalued amount, in which case the loss should be recognised in the statement of recognised gains and losses to the extent that the recoverable amount of the asset is greater than its revalued amount.

Hong Kong GAAP
Under Hong Kong SSAP17 - Property, Plant and Equipment, when an asset's carrying amount is increased as a result of revaluation, the increase should be credited directly to equity under the heading of revaluation reserve. However, a revaluation increase should be recognised as income to the extent that it reverses a revaluation decrease of the same asset previously recognised as an expense.

When an asset's carrying amount is decreased as a result of a revaluation, the decrease should be recognised as an expense. However, a revaluation decrease should be charged directly against any related revaluation reserve to the extent that the decrease does not exceed the amount held in the revaluation reserve in respect of that same asset. Any excess thereafter will be charged to the profit and loss account.

At 30 June 2004, the Group's total properties comprised less than one per cent of the Group's total assets. A formal revaluation of certain of the Group's principal properties was performed at 31 August 2002, and at 30 September 2002 for all other properties, by independent valuers.

If the Group had prepared its financial statements under Hong Kong SSAP17 there would have been a net credit to the profit and loss account of $23 million (30 June 2003: $nil million; 31 December 2003: $15 million charge) in respect of valuations below depreciated historical cost.

Dividends

UK GAAP
Dividends declared after the period end are recognised as a liability in the period to which they relate.

33. UK and Hong Kong Accounting Requirements (continued)

Hong Kong GAAP
Under Hong Kong SSAP9 (revised) - Events after the balance sheet date, dividends are only recognised as a liability in the accounting period in which they are declared by the directors (in the case of interim dividends) or approved by the shareholders (in the case of final dividends).

The retained profit for the six months ended 30 June 2004 would fall by $228 million (30 June 2003: $203 million; 31 December 2003: $44 million rise) had the Company adopted Hong Kong SSAP9 (revised), and there would have been an increase in reserves of $201 million (30 June 2003: $182 million; 31 December 2003: $429 million).

Cash Flow Statement

UK GAAP
The Group prepares its cash flow statement in accordance with Financial Reporting Standard 1- Cash flow statements (FRS1). FRS1 is based on cash, with no concept of cash equivalents. Cash is defined as cash in hand and deposits with qualifying financial institutions repayable on demand, less overdrafts from such institutions repayable on demand.

Hong Kong GAAP
Under Hong Kong SSAP15 - Cash flow statements (Revised 2001) the statement is based on a wider concept of cash and cash equivalents. Cash includes cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Hong Kong SSAP15 also specifies that bank borrowings are generally considered to be financing activities. However, bank overdrafts repayable on demand, which form an integral part of an enterprise's Cash Management, are included as a component of cash and cash equivalents.

In addition, Hong Kong SSAP15 is different from FRS1 in respect of the presentation/classification of the cash flow statement. Hong Kong SSAP15 classifies cashflows under three headings: (a) cash flows from operating activities; (b) cash flows from investing activities; and (c) cash flows from financing activities. FRS1 specifies a fuller analysis using eight headings: (a) cash flows from operating activities; (b) dividends from joint ventures and associates; (c) returns on investment and servicing of finance; (d) taxation; (e) capital expenditure and financial investment; (f) acquisitions and disposals; (g) equity dividends paid; and (h) financing.

Retirement Benefits

UK GAAP
Background
Financial Reporting Standard 17 - Retirement benefits (FRS17) has been adopted by the Group for the first time and comparatives have been re-stated accordingly.

FRS17 requires defined benefit pension scheme assets to be measured at fair value at each balance sheet date and liabilities to be measured on an actuarial basis using the projected unit method. Differences due to actuarial gains and losses are taken through the Statement of Total Recognised Gains and Losses. FRS17 requires that the asset or liability be shown separately on the balance sheet and net of attributable deferred tax.

Hong Kong GAAP
Hong Kong SSAP34 - Employment benefits has been published by the Hong Kong Society of Accountants in December 2001 and is effective for periods beginning on or after 1 January 2002. Hong Kong SSAP34 contains transitional provisions which are applicable only to defined benefit plans.

Hong Kong SSAP34 requires the defined benefit pension scheme assets to be measured at fair value at the balance sheet date. Hong Kong SSAP34 requires actuarial gains and losses to be recognised in the profit and loss account if the net cumulative unrecognised actuarial gains and losses at the end of the previous reporting period exceeded the greater of ten per cent of the present value of the defined benefit obligation at that date (before deducting plan assets) and ten per cent of the fair value of any plan assets at that date. These limits should be calculated and applied separately for each defined benefit plan. Actuarial gains and losses falling outside this ten per cent 'corridor' may be recognised in the profit and loss account over the average remaining working lives of participating employees. However, recognition on a faster systematic basis is permitted if consistently applied. In addition, Hong Kong GAAP does not allow the balance sheet asset or liability to be offset by the related deferred tax.

Due to the similarities in the UK and Hong Kong accounting standards, and because there has not been an actuarial gain or loss which falls outside of the Hong Kong standard's ten per cent 'corridor', there is no material difference between UK GAAP and HK GAAP in the accounting for retirement benefits.

33. UK and Hong Kong Accounting Requirements (continued)

Deferred taxation

UK GAAP

Under Financial Reporting Standard 19 - Deferred tax, deferred taxation is provided in full, subject to the recoverability of deferred tax assets, on timing differences at the rates of taxation anticipated to apply when the differences crystallise, arising from the inclusion of income and expenditure in taxation computations in periods different from those in which they are included in the financial statements.

Hong Kong GAAP

Under Statement of Standard Accounting Practice 12 (revised) - Accounting for deferred tax, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the tax basis are recognised. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates inacted or substantively inacted at the balance sheet date.

The deferred tax asset balance would be decreased by $24 million at 30 June 2004 (30 June 2003: $28 million; 31 December 2003: $24 million) and the deferred tax liability balance would be increased by $nil at 30 June 2004 (30 June 2003: $nil; 31 December 2003: $nil million). The profit and loss reserves balance would be decreased by $8 million (30 June 2003: $12 million; 31 December 2003: $8 million) and the premises revaluation reserve would be decreased by $16 million at 30 June 2004 (30 June 2003: $16 million; 31 December 2003: $16 million).

Directors' interests in Ordinary Shares

Director	At 1 January 2004* Total interests	Personal interests	Family interests	Other interests (e)	At 30 June 2004 Total interests
B K Sanderson	53,221	73,262	1,159	26,469	100,890
E M Davies	60,490	87,482	-	37,056	124,538
Sir CK Chow	8,664	15,664	-	-	15,664
M B DeNoma	10,455	33,056	-	20,116	53,172
J F T Dundas	-	2,100	-	-	2,100
Ho KwonPing	2,299	2,352	-	-	2,352
C A Keljik	123,930	1,078	145,453	17,646	164,177
R H P Markham	2,160	2,210	-	-	2,210
R Markland	2,000	2,000	-	-	2,000
R H Meddings	2,000	2,046	-	15,881	17,927
K S Nargolwala	70,897	96,801	-	20,116	116,917
H E Norton	4,000	4,000	-	-	4,000
P A Sands	2,111	2,159	-	22,057	24,216
P D Skinner	3,000	3,000	-	-	3,000
O H J Stocken	5,000	5,000	-	-	5,000

* or at date of appointment, if later.

Notes

(a) The beneficial interests of directors and their families in the ordinary shares of the Company are set out above. The directors do not have any non-beneficial interests in the Company's shares.

(b) No director had an interest in the Company's preference shares or loan stock, nor the shares or loan stocks of any subsidiary or associated undertaking of the Group.

(c) No director had any corporate interests in the Company's ordinary shares.

(d) Mr Dundas and Mr Stocken were appointed as independent non-executive directors on 15 March 2004 and 1 June 2004 respectively.

(e) The shares shown in this column are Deferred Bonus Plan shares. Under the 2004 Deferred Bonus Plan, shares are awarded instead of all or part of the director's annual cash bonus. The shares are held in trust and automatically vest one year after the date of purchase; no exercise is necessary. The director is not entitled to receive dividends on the shares until after the shares vest.

Directors' interests in Ordinary Shares (continued)

Director	Scheme	At 1 January 2004	Granted	Exercised	Lapsed	At 30 June 2004	Weighted average exercise price (pence)	Period of Exercise
B K Sanderson	2000 Scheme	121,211	20,844(a)	-	-	142,055	771	2006-2014
	Sharesave	2,472	-	-	-	2,472	641	2008-2009
E M Davies	2000 Scheme	999,463	138,963(a)	-	-	1,138,426	773	2004-2014
	Sharesave	2,957	-	-	-	2,957	559.5	2007-2008
	Supplemental Scheme	79,049	-	-	52,217	26,832	820	2004-2005
	1994 Scheme	132,848	-	-	-	132,848	754.02	2004-2009
M B DeNoma	2000 Scheme	536,958	85,515(a)	-	-	622,473	797.62	2004-2014
	Sharesave	2,397	-	-	-	2,397	704	2004-2005
	Supplemental Scheme	36,585	-	-	-	36,585	820	2004-2005
	1994 Scheme	33,783	-	-	-	33,783	888	2004-2009
C A Keljik	2000 Scheme	461,099	74,826(a)	-	-	535,925	814.48	2004-2014
	Sharesave	1,439	-	-	-	1,439	641	2006-2007
	Supplemental Scheme	72,023	-	-	24,706	47,317	820	2004-2005
	1994 Scheme	117,098	-	-	-	117,098	767.01	2004-2009
R H Meddings	2000 Scheme	237,332	65,473(a)	-	-	302,805	780.2	2005-2014
	Sharesave	1,439	-	-	-	1,439	641	2006-2007
K S Nargolwala	2000 Scheme	495,304	85,515(a)	-	-	580,819	813.5	2004-2014
	Supplemental Scheme	91,093	-	-	36,215	54,878	820	2004-2005
	1994 Scheme	99,063	-	-	-	99,063	757.1	2004-2009
P A Sands	2000 Scheme	404,375	96,205(a)	-	-	500,580	809.06	2005-2014
	Sharesave	2,957	-	-	-	2,957	559.5	2007-2008

Notes

(a) Exercise Price: 935p

(b) 2000 Executive Share Option Scheme (the 2000 Scheme). Executive share options are exercisable after the third, but before the tenth, anniversary of the date of grant. The exercise price per share is at least the share price at the date of grant and options can normally only be exercised if an earnings per share (EPS) linked performance condition is satisfied. For awards granted in 2004, there is a sliding scale EPS performance condition. EPS must increase by a minimum of 15 per cent over the performance period for partial vesting, and by 30 per cent for full vesting.

(c) Sharesave. Sharesave is an all employee share scheme in which staff across the Group, including the executive directors, are eligible to participate. There are two schemes - the UK Sharesave Scheme and the International Sharesave Scheme.

Under Sharesave participants have a choice of opening a three-year or a five-year savings contract. Within a period of six months after the third or fifth anniversary, participants may purchase ordinary shares in the Company. The price at which they may purchase shares is typically at a 20 per cent discount to the share price at the date of invitation. There are no performance conditions attached to awards under the Sharesave schemes.

(d) 1997 Supplemental Executive Share Option Scheme (the Supplemental Scheme) (closed). No awards have been made under the Supplemental Scheme since February 2000 and it is anticipated that no future grants will be made under it except in exceptional circumstances.

To be eligible for a grant under this scheme, participants had to retain a personal holding of at least 10,000 shares, purchased at their own expense. Options can only be exercised up to the fifth anniversary of the grant date if, firstly, the share price over 20 consecutive days exceeds the share price at grant by at least 50 per cent plus RPI and, secondly, EPS increases by at least 25 per cent plus RPI.

(e) 1994 Executive Share Option Scheme (the 1994 Scheme) (closed). No awards have been made under the 1994 Scheme since August 1999 as it was replaced by the 2000 Scheme.

Executive share options to purchase ordinary shares in the Company are exercisable after the third, but before the tenth anniversary of the date of grant. The exercise price is the share price at the date of grant and options can only be exercised if EPS increases by at least 15 per cent over three consecutive years.

Further details of the share schemes mentioned above, can be found in the Company's 2003 Report and Accounts, which is available on the Company's website: www.standardchartered.com.

Directors' interests in Ordinary Shares (continued)

		Options where market price greater than exercise price			Options where market price lower than exercise price		
Director	Type of Scheme*	At 30 June 2004	Weighted exercise price (pence)	Expiry date	At 30 June 2004	Weighted exercise price (pence)	Expiry date
B K Sanderson	Executive Schemes	121,211	742.5	2013	20,844	935.5	2014
	Sharesave	2,472	641	2009	-	-	-
E M Davies	Executive Schemes	1,039,410	735.2	2005-2013	258,696	920	2011-2014
	Sharesave	2,957	559.5	2008	-	-	-
M B DeNoma	Executive Schemes	487,593	755.75	2005-2013	205,248	915.96	2011-2014
	Sharesave	2,397	704	2005	-	-	-
C A Keljik	Executive Schemes	505,781	765.38	2005-2013	194,559	914.88	2011-2014
	Sharesave	1,439	641	2007	-	-	-
R H Meddings	Executive Schemes	237,332	737.36	2012-2013	65,473	935.5	2014
	Sharesave	1,439	641	2007	-	-	-
K S Nargolwala	Executive Schemes	529,512	763.91	2005-2013	205,248	915.96	2011-2014
P A Sands	Executive Schemes	404,375	778.98	2013	96,205	935.5	2014
	Sharesave	2,957	559.50	2008	-	-	-

*Executive Schemes includes 1994 Executive Share Option Scheme, Supplemental Share Option Scheme and 2000 Executive Share Option Scheme

Directors' interests in Ordinary Shares (continued)

Director	Scheme	At 1 January 2004	Granted	Exercised	Lapsed	At 30 June 2004	Period of vesting
B K Sanderson	Performance Share Plan	-	32,068(a)	-	-	32,068	2007
	Restricted Share Scheme	40,404	-	-	-	40,404	2005-2006
E M Davies	Performance Share Plan	34,500	-	23,992(c)	10,508	-	-
	Performance Share Plan	83,010	-	-	-	83,010	2005
	Performance Share Plan	86,893	-	-	-	86,893	2006
	Performance Share Plan	-	69,481(a)	-	-	69,481	2007
	Performance Share Plan	-	70,575(b)	-	-	70,575	2007
M B DeNoma	Performance Share Plan	32,500	-	22,601(c)	9,899	-	-
	Performance Share Plan	30,713	-	-	-	30,713	2005
	Performance Share Plan	55,032	-	-	-	55,032	2006
	Performance Share Plan	-	42,757(a)	-	-	42,757	2007
	Performance Share Plan	-	21,716(b)	-	-	21,716	2007
C A Keljik	Performance Share Plan	32,500	-	22,601(c)	9,899	-	-
	Performance Share Plan	38,392	-	-	-	38,392	2005
	Performance Share Plan	41,274	-	-	-	41,274	2006
	Performance Share Plan	-	42,757(a)	-	-	42,757	2007
	Performance Share Plan	-	10,858(b)	-	-	10,858	2007
R H Meddings	Performance Share Plan	38,015	-	-	-	38,015	2006
	Performance Share Plan	-	37,413(a)	-	-	37,413	2007
	Performance Share Plan	-	9,501(b)	-	-	9,501	2007
	Restricted Share Scheme	45,319	-	-	-	45,319	2004-2005
K S Nargolwala	Performance Share Plan	37,250	-	25,904(c)	11,346	-	-
	Performance Share Plan	51,189	-	-	-	51,189	2005
	Performance Share Plan	55,032	-	-	-	55,032	2006
	Performance Share Plan	-	42,757(a)	-	-	42,757	2007
	Performance Share Plan	-	21,716(b)	-	-	21,716	2007
P A Sands	Performance Share Plan	52,216	-	-	-	52,216	2005
	Performance Share Plan	65,170	-	-	-	65,170	2006
	Performance Share Plan	-	48,102(a)	-	-	48,102	2007
	Performance Share Plan	-	36,645(b)	-	-	36,645	2007
	Restricted Share Scheme	52,216	-	-	-	52,216	2004-2005

Notes

(a) Market value on date of award (4 March 2004) was 935.5p.

(b) Market value on date of award (9 June 2004) was 921p.

(c) Market value on date of exercise (14 June 2004) 898p.

(d) 2001 Performance Share Plan (the Plan). Under the Plan awards of nil price options to acquire shares are granted to the director and will normally be exercised between three and ten years after the date of grant.

Before any award can be exercised under the Plan, certain performance conditions need to be met. The performance conditions are set at the time of the award. 50 per cent of each award is subject to the satisfaction of a relative total shareholder return performance target. The remaining 50 per cent of the award is subject to the satisfaction of an EPS performance target. Further details of the performance conditions can be found in the Company's 2003 Report and Accounts, which is available on the Company's website: www.standardchartered.com.

(e) 1997 Restricted Share Scheme (the Restricted Share Scheme). The awards under the Restricted Share Scheme are nil cost options and are not normally granted to executive directors except upon their appointment. Fifty per cent of the award vests two years after the date of grant and the remainder after three years. There are no performance conditions attached to awards under the Restricted Share Scheme.

Further details of the share schemes mentioned above, can be found in the Company's 2003 Report and Accounts, which is available on the Company's website: www.standardchartered.com.

STANDARD CHARTERED PLC – ADDITIONAL INFORMATION

Corporate Governance

The directors confirm that, throughout the period, the Company has complied with the provisions of Appendix 14 of the Listing Rules of the Hong Kong Stock Exchange.

Securities transactions

The Company confirms that it has adopted a code of conduct regarding securities transactions by directors on terms no less exacting than required by Appendix 10 of the Listing Rules of the Hong Kong Stock Exchange, and that the directors of the Company have complied with this code of conduct throughout the period.

Substantial shareholders

The Company and its shareholders have been granted partial exemption from the disclosure requirements under Part XV of the Securities and Futures Ordinance ("SFO"). As a result of this exemption, shareholders no longer have an obligation under the SFO to notify the Company of substantial shareholding interests, and the Company is no longer required to maintain a register of interests of substantial shareholders under section 336 of the SFO. The Company is, however, required to file with the Hong Kong Stock Exchange any disclosure of interests made in the UK.

Share price information

The middle market price of an ordinary share at the close of business on 30 June 2004 was 898 pence. The share price range during the first half of 2004, was 833.5 pence to 963.5 pence (based on the closing middle market prices).

Dividend and interest payment dates

2004 Interim dividend	
Ex dividend date	11 August 2004
Record date for dividend	13 August 2004
Dividend payment date	8 October 2004

2004 Final dividend	**(provisional only)**
Results and dividend announced	16 February 2005

Preference shares	**Next half- yearly dividend**
7⅜ per cent Non-Cumulative Irredeemable preference shares of £1each	1 October 2004
8¼ per cent Non-Cumulative Irredeemable preference shares of £1each	1 October 2004
8.9 per cent Non-Cumulative preference shares of $5 each:	Dividends paid on the 1st of each calendar quarter

Previous dividend payments

Dividend and financial year	Payment date	Cash dividend per ordinary share	Cost of one new ordinary share under the share dividend scheme
Final 1998	28 May 1999	14.50p	889.5p
Interim 1999	15 October 1999	6.75p	860.8p
Final 1999	26 May 2000	16.10p	797.9p
Interim 2000	13 October 2000	7.425p	974.3p
Final 2000	25 May 2001	17.71p	No offer
Interim 2001	12 October 2001	12.82c/8.6856p	No offer
Final 2001	17 May 2002	29.10c/19.91p	£8.43/$12.32
Interim 2002	15 October 2002	14.10c/9.023p	£6.537/$10.215
Final 2002	13 May 2003	32.9c/20.692p/ HK$2.566	£6.884/$10.946
Interim 2003	10 October 2003	15.51c/9.3625p/HK$1.205	£8.597/$14.242
Final 2003	14 May 2004	36.49c/20.5277p/HK$2.8448	£8.905/$15.829

ShareCare

ShareCare is available to shareholders on the United Kingdom share register who have a resident address in the United Kingdom and allows you to hold your Standard Chartered shares in a nominee account. Your shares can be held in electronic form so you will no longer have to worry about keeping your share certificates safely. If you join ShareCare you will still be invited to attend the Company's AGM and you will still receive your dividend at the same time as everyone else. ShareCare is free to join and there are no annual fees to pay. If you would like to receive more information please contact the shareholder helpline on 0870 702 0138.

Bankers' Automated Clearing System (BACS)

Dividends and loan stock interest can be paid straight into your bank or building society account. Please contact our registrar for a mandate form.

Registrars and shareholder enquiries

If you have any enquiries relating to your shareholding and you hold your shares on the United Kingdom share register, please contact our registrar Computershare Investor Services PLC, at PO Box 82, The Pavilions, Bridgwater Road, Bristol, BS99 7NH. There is a shareholder helpline on 0870 702 0138.

If you hold your shares on the Hong Kong branch register and you have enquiries, please contact Computershare Hong Kong Investor Services Limited at Rooms 1901–5, 19th Floor, Hopewell Centre, 183 Queens Road East, Hong Kong. You can check your shareholding at: www.computershare.com.

Chinese translation

If you would like a Chinese version of this Interim Report please contact: Computershare Hong Kong Investor Services Limited at Rooms 1901–5, 19th Floor, Hopewell Centre, 183 Queens Road East, Hong Kong.

中期報告之中文版本可向香港中央證券登記有限公司索取，地址：香港皇后大道東183 號合和中心19 樓1901-5 室。

Shareholders on the Hong Kong branch register who have asked to receive corporate communications in either Chinese or English can change this election by contacting Computershare.

If there is a dispute between any translation and the English version of this Interim Report, the English text shall prevail.

Taxation

Information on taxation applying to dividends paid to you if you are a shareholder in the United Kingdom, Hong Kong and the United States will be sent to you with your dividend documents.

Electronic communications

If you hold your shares on the United Kingdom share register and in future you would like to receive the Report and Accounts and Interim Reports electronically rather than by post, please register online at: www.standardchartered.com/investors. Then click on Update **Shareholder Details** and follow the instructions. You will need to have your Shareholder or ShareCare Reference number when you log on. You can find this on your share certificate or ShareCare statement.

Independent review report by KPMG Audit Plc to Standard Chartered PLC

Introduction

We have been engaged by the Company to review the *financial information* set out on pages 33 to 75 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts, in which case any changes and the reasons for them are to be disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4: *Review of interim financial information* issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2004.

KPMG Audit Plc
Chartered Accountants
London
4 August 2004

Financial Calendar

Ex-dividend date	11 August 2004
Record date	13 August 2004
Posting to shareholders of 2004 Interim Report	20 August 2004
Payment date – interim dividend on ordinary shares	8 October 2004

Copies of this statement are available from:

Investor Relations, Standard Chartered PLC, 1 Aldermanbury Square, London, EC2V 7SB or from our website on http://investors.standardchartered.com

For further information please contact:

Tracy Clarke, Group Head of Corporate Affairs
(020) 7280 7708

Paul Marriage, Head of Corporate Communications
(020) 7280 7163

Benjamin Hung, Head of Investor Relations
(020) 7280 7245

The following information is available on our website

- *A live webcast of the final results analyst presentation (available from 9:45am GMT)*
- *A pre-recorded webcast and Q/A session of analyst presentation in London (available 1:00pm GMT)*
- *Interviews with Mervyn Davies, Group Chief Executive and Peter Sands, Group Finance Director (available from 9:00am GMT).*
- *Slides for the Group's presentations (available after 11:00am GMT)*

Images of Standard Chartered are available for the media at www.newscast.co.uk

Information regarding the Group's commitment to corporate social responsibility is available at www.standardchartered.com/ourbeliefs

The 2004 Interim Report will be made available on the website of the Stock Exchange of Hong Kong and on our website www.standardchartered.com as soon as is practicable.

We believe


everyone has the right
to a bright future

Let's fight HIV together!

At Standard Chartered we are deeply concerned but not daunted by the HIV pandemic.

By acting together we can combat HIV – through education, training and counselling programmes. In 2003 we undertook the task of educating all our 30,000 employees worldwide. This year we have made anti-retroviral drugs available to our employees and their immediate dependants.

We are keen to share what we have learned about HIV/AIDS to support the efforts to control and stop the spread of the pandemic.

Find out more about our campaigns on the Standard Chartered website.

www.standardchartered.com

Registered Office:
1 Aldermanbury Square
London EC2V 7SB
Telephone +44 (0)20 7280 7500
www.standardchartered.com

Principal Place of Business
in Hong Kong:
32nd Floor, 4-4A Des Voeux Road,
Central, Hong Kong

Registered in England
number: 966425